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05010502

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Shenzhen Special Economic Zone Real Estate

*CURRENT ADDRESS

PROCESSED

AUG 18 2005

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3783 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DAT : 8/17/05

82-3782

SPG 深圳经济特区房地产（集团）股份有限公司

2003' ANNUAL REPORT 年报

ARIS
12-31-03

SHENZHEN SPECIAL ECONOMIC ZONE REAL ESTATE & PROPERITES (GROUP) CO.,LTD.

重要提示及目录

本公司董事会及其董事保证本报告所载资料不存在任何虚假记载、误导性陈述或者重大遗漏，并对其内容的真实性、准确性和完整性承担个别及连带责任。

本公司董事长邵志和、总经理陈武华、财务部长陈金才保证年度报告中财务报告的真实、完整。

独立董事郑天伦因出国未能出席董事会,委托其他董事表决.

目录

第一节 ·公司基本情况简介	2
第二节 ·会计数据及业务数据摘要	3
第三节 ·股本变动及股东情况	5
第四节 ·董事、监事、高级管理人员和员工情况	7
第五节 ·公司治理结构	8
第六节 ·股东大会情况简介	9
第七节 ·董事会报告	10
第八节 ·监事会报告	15
第九节 ·重要事项	16
第十节 ·财务报告	17
第十一节 备查文件目录	68

第一节·公司基本情况简介

一、公司法定中文名称：深圳经济特区房地产（集团）股份有限公司
公司法定英文名称：SHENZHEN Special Economic Zone Real Estate&Properties (Group).co.，Ltd.
中文缩写：深房集团
英文缩写：SPG

二、公司法定代表人：邵志和

三、公司董事会秘书：陈继
证券事务代表：涂志刚
联系地址：深圳市人民南路深房广场47楼
电话：(0755)82293000--4718、4715
传真：(0755)82294024
电子信箱：spg@163.net

四、公司注册地址：深圳市人民南路深房广场47楼
公司办公地址：深圳市人民南路深房广场45-48楼
邮政编码：518001
电子信箱：spg@163.net

五、公司选定的信息披露报纸
境内：《中国证券报》
境外：《大公报》
登载公司年度报告的中国证监会指定的国际互联网址：http://www.cninfo.com.cn
公司年度报告备置地点：深圳市人民南路深房广场47楼

六、股票上市交易所：深圳证券交易所
股票简称及股票代码：深深房A（代码000029）
深深房B（代码200029）

七、其他有关资料
公司首次注册登记日期：1980年1月8日
登记地点：深圳市工商行政管理局
营业执照注册号：4403011002426
税务登记号码：440301192179585
公司聘请的会计师事务所名称及办公地址：深圳南方民和会计师事务所
地址：深圳市深南中路2007号电子大厦8楼

第二节・会计数据和业务数据摘要

公司本年度实现的利润总额：	12,543,671元
净利润：	11,351,725元
扣除非经常性损益后的净利润：	21,757,219元
主营业务利润：	187,353,804元
其他业务利润：	10,779,291元
营业利润：	2,460,253元
投资收益：	10,375,775元
补贴收入：	187,636元
营业外收支净额：	-479,993元
经营活动增加的现金流量净额：	188,362,259元
现金及现金等价物净增加额：	72,339,049元

注：扣除的非经常性损益为处置股权损益（10,113,136.66）和营业外收入1,219,338.41元，营业外支出1,699,331.56元，补贴收入187,636.00元，合计金额（10,405,493.81）元。

A、B 股差异：

因使用国际会计准则对净利润和净资产产生的影响及所作出的调整：

	净利润（千元）	净资产（千元）
按国际会计准则	33,607	1,007,303
转回投资物业的折旧及摊销费用	(16,998)	(71,380)
短期投资市价的调整	(627)	(1,903)
上年费用确认的时间性差异	(2,006)	(2,217)
固定资产成本确认的差异	--	202,149
冲销购入子公司而导致的商誉	(1,397)	5,696
其他	(1,227)	(266)
按<企业会计制度>	11,352	1,139,382

二、本公司最近三年的主要会计数据和财务指标

	2003年	2002年（调整后）	2002年（调整前）	2001年
主营业务收入（万元）	96,238.36	74,805.2	74,805.2	61,625.1
净利润（万元）	1,135.2	1,404.4	1,404.4	-53,728.0
总资产（万元）	274,681.1	300,098.7	300,098.7	347,321.3
股东权益（不含少数股东权益、单位万元）	113,938.2	112,683.2	103,309.0	101,908.2
每股收益--摊薄（元）	0.0112	0.0139	0.0139	-0.5311
每股收益--加权（元）	0.0112	0.0139	0.0139	-0.5311
每股收益--扣除非经常损益（元）	0.0215	-0.1638	-0.1638	-0.4908
每股净资产（元）	1.1263	1.1138	1.0212	1.0073
调整后的每股净资产（元）	1.0861	1.0994	1.0068	1.4962
每股经营活动产生的现金流量净额（元）	0.1862	0.0769	0.0769	0.1291
净资产收益率--摊薄(%)	1.00	1.25	1.36	4.78
净资产收益率--加权(%)	1.00	1.25	1.37	4.82

三、报告期内股东权益变动情况及变化原因

项目	股本(万股)	资本公积(万元)	盈余公积(万元)	其中：公益金(万元)	未分配利润(万元)	外币报表折算差额（万元）	合计(万元)
期初数	101,166	95,543.14	11,891.07	11,559.44	-92,794.00	-3,123.00	112,683.20
本期增加	0	122.65.	0	0	1,135.17		1,257.82
本期减少	0	0	0	0	0	2.81	2.81
期末数	101,166	95,665.79	11,891.07	11,559.44	-91,658.83	-3,125.81	113,938.21
变动原因		股权投资准备增加			年度盈利		

第三节・股本变动及股东情况

一、股本变动情况表（截止于2003年12月31日）

	本次变动前	本次变动增减（+、-）						本次变动后
		配股	送股	公积金转发	增发	其他	小计	
一、未上市流通股份								
1、发起人股份								
其中：								
国有股	743,820,000							743,820,000
境内法人持有股份								
境外法人持有股份								
其他								
2、募集法人股								
3、内部职工股								
4、优先股或其他								
其中：转配股								
未上市流通股份合计	743,820,000							743,820,000
二、已上市流通股份								
1、人民币普通股	147,840,000							147,840,000
2、境内上市的外资股	120,000,000							120,000,000
3、境外上市的外资股								
4、其他								
已上市流通股份合计	267,840,000							267,840,000
三、股份总数	1,011,660,000							1,011,660,000

二、股票发行与上市情况

1、到报告期末为止的前三年，本公司未发行过股票及衍生证券。

2、报告期内本公司无送股、转增股本、配股、增发新股等情况发生，股份总数和股本结构没有发生变化。

3、本公司内部职工股已于1994年8月26日获准上市交易，目前本公司无内部职工股。

三、股东情况介绍

1、截止2003年12月31日，本公司A股股东数为89254户；B股股东数为23351户，股东数合计为112605户。

2、截止于2003年12月31日，持有本公司5%以上的股东，只有深圳市建设投资控股公司一家。该公司所持股份报告期内无增减变动，亦无被冻结或质押之情况。

本公司前十名大股东名单（截止于2003年12月31日）

序号	股东名称	所持股数（万股）	占总股本比例（%）
1	深圳市建设投资控股公司	74,382.00	73.5247
2	博时裕富证券投资基金	95.30	0.0942
3	SKANDIA GLOBAL FUNDSPLC	84.22	0.0832
4	CHU KOON YUK	72.00	0.0712
5	SHUM YIP KWAN WING DEVELOPMENTLTD	62.36	0.0616
6	LAI KONG SUNG	62.11	0.0614
7	ORE BURNS (AUSTRALIA) PTY LIMITED	60.00	0.0572
8	普丰证券投资基金	57.88	0.0572
9	杨耀初	44.00	0.0435
10	BEST RELIANCE INVESTMENTS LTD	37.22	0.0368

注：序号1为代表国家持股单位，序号2和8为流通股A股股东、其他为流通股B股股东东。本公司前十名股东之间是否存在关联关系未知。

3、截止2003年12月31日，持有本公司10%以上的股东，只有深圳市建设投资控股公司一家。该公司成立于1996年，注册资本15亿元，法定代表人张宜均。该公司经营范围主营承担工业与民用建设项目的总承包；承包通用工业与民用建设项目的建筑施工、设计；地盘管理；商品房经营；房地产开发；对外经济技术合作；进出口等，兼营承包大型工业建设项目设备、电器、仪表和大型整体生产装置的安装；市政工程施工劳务输出、培训；投资、物业管理等。

4、报告期内本公司控股股东未发生变更。

第四节·董事、监事、高级管理人员和员工情况

一、2003年董事、监事和高级管理人员基本情况

姓名	职务	性别	年龄	任期	年初持股数（股）	年末持股数（股）
邵志和	董事长	男	53	2003.1-2006.1	5000	5000
陈武华	董事总经理	男	51	2003.1-2006.1	0	0
庄创辉	监事会主席	男	49	2003.1-2006.1	0	0
周道胜	工会主席	男	57	2003.1-	0	0
姚瑞生	董事	男	60	2003.1-2006.1	0	0
许振汉	董事	男	51	2003.1-2006.1	0	0
彭乃店	董事	男	55	2003.1-2006.1	0	0
周复申	董事、财务总监	女	49	2003.1-2006.1	0	0
梁松	董事、副总经理	男	40	2003.1-2006.1	0	0
麻建华	董事	男	39	2003.1-2006.1	0	0
郑天伦	独立董事	男	68	2002.6-2005.6	0	0
杨绍家	独立董事	男	71	2002.6-2005.6	0	0
罗坤权	副总经理	男	48	2003.1-2006.1	0	0
沈跃生	副总经理	男	44	2003.1-2006.1	0	0
张跃	副总经理	男	45	2003.1-2006.1	0	0
罗自超	副总经理	男	43	2003.8-2006.8	0	0
周红	监事	女	36	2003.1-2006.1	0	0
甘露	监事	男	44	2003.1-2006.1	0	0
吴志勇	监事	男	32	2003.1-2006.1	0	0
陈继	董事会秘书	男	32	2003.1-2006.1	0	0

二、年度报酬情况

董事、监事和高级管理人员的报酬执行年薪制，其中董事长、总经理年薪数额由市有关部门核定，其他高管人员根据公司相关制度确定。

公司2003年度支付给董事、监事和高管人员薪金总额197万元，金额最高的前三名董事报酬总额51万元，金额最高的前三名高级管理人员报酬总额45万元，董事、监事及高管人员的年薪15万元以上4人，1015万元9人，10万元以下2人。

董事姚瑞生、许振汉、监事周红在控股股东单位领薪。

公司于2002年6月选举产生了两名独立董事，独立董事2003年度津贴为3.6万元（含税），此外无领取其他报酬。

三、2003年1月，董事会聘任了以下高级管理人员：

聘陈武华为总经理；聘罗坤权、梁松、沈跃生、张跃为副总经理；聘周复申为财务总监；聘陈继为董事会秘书。2003年8月，聘任了罗自超为副总经理。报告期内监事于芳女士因病逝世。

四、公司员工数量、专业构成、教育程度及退休职工人数情况

至2003年末，本集团员工总数2480人。其中生产人员1109人，销售人员330人，技术人员461人，财务人员243人，行政人员337人；另本科及以上人员262人，大专233人，中专309人，高中及以下1676人，离退休职工212人。

第五节·公司治理结构

一、公司按照《公司法》、《证券法》及中国证监会颁布的有关法规的要求，规范自身运作，建立和不断完善现代企业制度。公司先后制定了《公司章程》、《董事会议事规则》、《监事会议事规则》等系列规章制度。公司对照中国证监会和国家经贸委联合发布的《上市公司治理准则》进行了自查，有关情况如下：

1、股东与股东大会

能确保股东充分行使权利；确保所有股东享有平等地位；股东对重大事项有参与权和知情权；股东有权通过法律手段保护其合法权利；股东大会的召开和表决规范；关联交易公平合理。

2、控股股东和上市公司

控股股东依法行使出资人权利，没有损害上市公司和其他股东利益。控股股东与上市公司做到了人员、资产、财务分开，机构业务独立。

3、董事与董事会

公司严格按章程规定程序选聘董事；董事选举采用累积投票制；董事能遵守有关法律、法规及公司章程，忠实、诚信履行职责；董事会人数及人员构成符合有关要求；董事会能认真履行有关法律、法规和公司章程规定的职责；公司建立了规范的董事会议事规则；董事会会议能按规定程序进行；公司已建立起独立董事制度。

4、监事与监事会

监事会人数和人员结构规范合理；公司有规范的监事会议事规则；公司保障监事的知情权，能为监事正常履行职责提供必要的协助；监事会严格按规定程序进行；监事会会议能定期召开，有规范的会议记录。

5、绩效评价和激励约束机制

公司建立了公正透明的董事、监事、经理人员的绩效评价标准和程序；董事和经理人员的绩效评价由公司薪酬委员会负责组织；公司经理人员聘任严格按有关规定进行；公司建立了经理人员的薪酬与公司绩效和个人业绩相联系的激励机制。

6、利益相关者

公司尊重债权人及其他利益相关者的合法权利，与利益相关者积极合作，共同推动公司健康发展。

7、信息披露与透明度

公司由董事会秘书负责信息披露；公司严格按法律、法规及章程规定，真实、准确、完整、及时地做好持续信息披露、公司治理信息披露和股东权益信息披露工作，保证所有股东平等获得信息。

二、独立董事履行职责情况

独立董事能按相关法律法规的要求，认真履行职责，维护公司整体利益和中小股东的合法权益，能正常出席公司董事会并行使表决权，对于公司聘任和解聘高管人员、重大资产转让等事项出具独立意见。

第六节·股东大会情况简介

一、报告期内，本公司召开了二次股东大会：

（一）本公司2003年第一次临时股东大会于2003年1月28日上午9:30在深房广场48楼会议厅举行。会议由董事陈武华主持，股东代表、本公司董事、监事和高级管理人员、律师等出席了本次会议。本次股东大会到会股东及股东代表3 人，所持股份74382.1 万股，占公司总股本的73.52%，其中A股74382.1万股，占公司总股本的73.52 %，无B股股东出席。会议审议通过了以下议案：

1、"关于修改公司《章程》的议案"

2、"关于董事会换届的议案"

3、"关于监事会换届的议案"

有关股东大会的决议刊登在2003年1月29日的《证券时报》、《中国证券报》、《大公报》上。

（二）本公司第十一届股东大会于2003年6月30日上午9:00在深房广场48楼会议厅如期举行。会议由董事长邵志和主持，股东代表、律师、本公司董事、监事、工会主席、高级管理人员出席了本次会议。本次股东大会到会股东1 人，所持股份74382 万股，占公司总股本的73.52%，其中A股74382万股，占公司总股本的 73.52 %，无B股股东出席，经深圳信达律师事务所律师鉴证并出具了法律意见书。大会审议通过了以下议案：

1、《2002年度董事会报告》

2、《2002年财务决算报告及利润分配方案》

3、《2002年度监事会报告》

4、《关于独立董事津贴标准的议案》

5、《关于修改公司章程的议案》

有关股东大会的决议刊登在2003年7月1日的《证券时报》、《中国证券报》、《大公报》上。

二、2003年1月28日之股东大会通过了董事会、监事会换届的议案，新一届董事会由邵志和、陈武华、许振汉、姚瑞生、彭乃店、梁松、周复申、麻建华、郑天伦、杨绍家等十名成员组成，董事长为邵志和。新一届监事会由庄创辉、甘露、于芳、吴志勇、周红等五名成员组成，监事会主席庄创辉。

第七节·董事会报告

一、公司经营情况

（一）主营业务范围及状况

1、公司属于房地产行业，经营范围为房地产开发及商品房销售、物业租赁及管理、建筑装饰安装、商品零售及贸易、酒店及餐饮服务。根据深圳市规划与国土资源局2003年年审结果，本公司在深圳市综合开发企业中排名第43位。报告期内公司合并报表显示主营业务收入96,238万元，比上年同期74,805万元增加21,433万元，增长了28.65%；利润总额1,254万元，比上年同期减少265万元，减幅17.45%；净利润1,135万元，比上年同期减少269万元，减幅19.16%。

行　业	营业收入		营业成本		营业毛利	
	本年数	上年数	本年数	上年数	本年数	上年数
房地产业	324,939,204.42	218,666,854.34	217,504,777.08	163,795,154.91	107,434,427.34	54,871,699.43
房屋租赁	76,850,372.81	91,246,445.62	27,335,775.02	32,453,744.99	49,514,597.79	58,792,700.63
建筑施工安装	92,777,723.35	73,147,158.43	83,084,763.59	64,070,801.35	9,692,959.76	9,076,357.08
物业管理	64,341,831.57	62,322,291.49	58,055,974.55	57,559,536.93	6,285,857.02	4,762,754.56
旅游酒店饮食服务	11,993,595.37	17,527,905.98	13,562,670.34	14,009,990.78	(1,569,074.97)	3,517,915.20
商品流通	409,822,827.62	299,417,848.86	395,803,174.47	283,626,745.47	14,019,653.15	15,791,103.39
其他	16,713,905.32	12,518,977.38	3,728,866.96	3,506,018.71	12,985,038.36	9,012,958.67
行业间相互抵销	35,055,907.42	26,795,389.12	52,495,258.28	24,029,640.97	(17,439,350.86)	2,765,748.15
合　计	962,383,553.04	748,052,092.98	746,580,743.73	594,992,352.17	215,802,809.31	153,059,740.81

2、分行业信息　　　　金额单位：元

各行业主营业务收入增减情况：

(1)房地产业增加10,627万元,主要是：

①集团本部本年销售的商铺增加及结转了南洋大厦和星湖花园二期已售楼款；

②下属宝安开发有限公司开发的中环花园第三期以2003年6月完工入伙，销售率达91%，全年结转销售收入3,788万元，比上年同期1,514万元增加2,274万元。

（2）房屋租赁收入减少1,440万元,是下属物业管理有限公司、停车场有限公司、数码港投资有限公司的租赁收入减少。

（3）建筑施工安装收入增加1,963万元,主要是下属圳通工程有限公司收入增加。

（4）物业管理收入增加202万元,主要是下属物业管理有限公司的业务收入增加。

（5）酒店饮食服务收入减少554万元，是下属海燕酒店大酒店有限公司，因受"非典"的影响使其主营业务比上年同期减少。

（6）商品流通业收入增加11,040万元，主要是下属深房百货有限公司和保税贸易有限公司的进出口贸易销售增加。

（7）其他行业收入增加略有增加。

主营业务利润18,735万元，比上年同期12,898万元增加5,837万元，增幅31.15%，主要原因是，主营业务收入同比增加了28.65%和综合毛利率同比上升了1.96%。

3、报告期内公司主营业务及结构较前一报告期未发生变化。

（二）主要控股参股公司的经营情况及业绩（单位：元）

单位名称	主营业务收入	利润总额	净利润
深圳市深圳市深房百货有限公司	269,325,724.81	-4,154,816.40	-4,154,816.40
深圳市深房保税贸易有限公司	151,833,237.19	863,658.97	863,658.97
深圳市华展建设监理有限公司	3,175,960.00	152,190.39	83,558.74
深圳圳通工程有限公司	92,777,723.35	1,999,934.31	1,905,321.03
深圳海燕大酒店有限公司	11,993,595.37	-6,614,577.40	-6,452,207.69
深圳市深房集团宝安开发有限公司	37,883,025.00	11,705,395.35	9,957,972.70
深圳经济特区房地产（集团）广州房地产有限公司	1,574,368.00	101,646.86	67,819.15
美国长城地产有限公司	747,872.00	-490,876.00	-490,876.00
深圳市数码港投资有限公司	5,480,813.96	-2,425,786.69	-2,377,924.06
深圳市竹园通小汽车出租有限公司	1,862,327.00	154,929.77	154,929.77
深圳深房停车场有限公司	1,527,267.60	-20,113.29	-21,382.21
深圳市物业管理有限公司	76,001,012.02	4,630,671.19	3,969,284.96
新峰置业有限公司	36,765,201.72	-2,847,135.80	-2,847,135.80
新峰企业有限公司	7,310,294.29	2,888,920.52	2,888,920.52
深圳市深房投资有限公司	-	-80,499.40	-80,499.40
北京新峰房地产开发经营有限公司	22,143,460.45	-23,211,259.18	-23,211,259.18

（三）前五名客户销售情况

本期收入前五位客户销售额合计169,197,758.76元，占全部收入的17.58%。

收入前五名客户名单

客 户	金 额（元）
刘沐标等	40,406,235.00
郑义德等	26,599,999.00
增城市新塘金纺服装有限	31,672,452.97
深圳嘉得利制衣有限	33,056,032.93
东莞得成电子	37,463,038.86
合计	169,197,758.76

（四）经营中出现的问题、困难及解决方法

公司在报告期内经营工作中存在的主要问题是盈利能力偏低，虽然报告期内实现的主营业收入和主营业务利润较去年都有大幅度增长，但净资产收益率仍只有1%；面临的主要困难一是资产流动性不强、周转率较低、资金较为紧张；二是土地储备不足、新项目开发和销售规模较小、新项目利润率较低；三是沉淀资产盘活难度较大、积压楼盘和沉淀项目的成本较高、资产盘活工作产生的亏损对公司业绩造成较大影响；四是房地产业融资条件渐趋严格、融资难度加大、影响主营开发业务持续发展；五是“非典”疫情对所属商业、贸易、酒店、餐饮企业经营造成较大冲击。公司积极面对上述困难，

及时采取了有效的应对措施，主要通过改善债务结构、降低财务费用水平；有效统筹使用资金、加快新项目开发；强化成本控制、降低管理费用；全力盘活沉淀资产、减轻历史亏损包袱；强化产权管理、加大所属企业经营管理责任及绩效考核等手段，取得了较为明显的效果。报告期内，公司的财务费用及管理费用均有大幅度下降，现金流状况取得较大改善，主营业务收入及利润均有大幅度增长，所属企业也基本克服了“非典”疫情的影响，经营业绩基本维持稳定，股东权益有所增长。

二、报告期内投资情况

（一）募集资金的使用

报告期内公司没有募集资金，也没有以前年度募集资金的使用延续到本报告期内。

（二）非募集资金投资项目

非募集资金投资项目及进度详见财务报告附注。

三、报告期内财务状况

（一）截止2003年12月31日，本集团总资产274,681万元，比年初300,099万元，减少25,418万元减幅为8.5%，影响变动的原因是：

1、流动资产210,936万元，比年初222,753万元，减少11,817万元，减幅为5.3%。主要是其他应收款和存货的减少，其中：

①本期其他应收款余额比上期减少34.84%，坏账准备比上期减少31.07%的主要原因，系本期对外转让深圳深房（集团）上海房地产开发公司的股权和债权而减少对该公司的债权余额14,892万元和坏账准备10,392万元所致。

②本期存货的减少主要原因，系武汉项目土地转让，该土地的原账面余额22,783万元，已计提存货跌价损失准备11,364万元所致。

2、长期投资24,610万元，比年初31,266万元，减少6,656万元减幅为21.29%，主要是：

①因荣华机电工程有限公司和新峰房产交易评估有限公司实行内部员工持股的改制使，本公司拥有两公司的股权减少；

②广州穗新房地产公司本年度因合作经营期限满清算，本公司已收回对该公司的投资；

③北京新峰房地产开发经营有限公司，由于以前年度本公司拟转让其股权而未合并，本年度，由于本公司改为转让该公司资产，故本公司本年度增加合并其会计报表；

3、固定资产合计32,867万元，比年初40,999万元减少8,132万元，主要是，部份房屋建筑物转入存货和计提本期固定资产折旧。

4、无形资产5,729万元，比年初4,421万元增加1,308万元，增幅29.59%。是下属汕头华林房产开发有限公司对汕头金叶岛土地追加投入。

5、资产减值准备明细表中：

①“坏账准备本期转回数-其他原因转出数”10,560万元中10,392万元，系本公司上年度对子公司深圳深房（集团）上海房地产开发公司计提的坏账准备，本年度由于本公司已将该公司的股权和债权整体转让而转销数。

②“存货跌价准备本期转回数-其他原因转出数”系本公司持股55%的子公司新峰房地产开发建筑（武汉）有限公司本年度将存货予以整体出让而转销的原计提存货跌价准备数。

（二）截止2003年12月31日，本集团负债总额161,526万元，比年初188,033万元减少26,507万元，减幅为14.1%，主要是：

① 减少银行长短期贷款12,275万元；

② 长期应付款减幅67%，主要是广州穗新房地产公司本年度因合作经营期限已满清算，本公司进行了账务处理；

③ 根据深圳市规划国土局二OO一年八月七日深规土[2001]314号《关于执行加强土地市场化管理进一步搞活和规范房地产市场决定的通知》的十四条规定：《决定》第十五条关于房地产二、三级市场土地增值费，已交的不退，未交或欠交的免交。本公司经清理账目，确认账面"其他应付款-土地增值费"余额93,742,251.23元，系本公司以前年度计提的土地增值费，挂账多年未变动，依据上述规定，该土地增值费已可确定无须再缴纳，因此，本公司将其转入资本公积。并采用追溯调整法，调整比较会计报表的期初数。

（三）截止2003年12月31日，本集团股东权益113,938万元，比年初112,683万元增加1,255万元，增幅1.11%，是本期的净利润和不用支付的应付款项调增资本公积。

四、公司新年度经营计划

客观分析，新年度公司经营中将面临资金短缺、融资难度加大，市场竞争激烈、资源储备不足，原材料价格上涨、成本控制难度加大，企业改革改制的冲击等现实困难。为克服困难，努力提高经营业绩，公司新年度将正确认识和对待深圳市关于公司国有股退出的改革举措，脚踏实地抓好经营工作；积极挖掘现有资源潜力，确保在建项目开发进度；针对深圳市房地产市场土地供给日益紧张的现状，适当调整地域投资策略，积极走出去，在深圳市以外地区寻求优质土地资源，努力争取新的项目以巩固核心业务；进一步加快沉淀资产盘活工作，克服一切困难实现资产变现；继续加强成本控制，提高经营管理效率，确保完成各项计划经营指标，尽力争取从整体上提升企业管理水平和经营业绩以回报广大股东。公司新年度将重点做好以下工作：

1、切实巩固开发规模和能力，为公司持续发展奠定坚实基础

新年度经营工作的重点将放在恢复和提升房地产开发投资的规模，确保其主营业务和主要利润来源的地位上，2004年要按计划完成星湖花园、碧桐海苑的开发销售，加快广州黄埔和汕头金叶岛项目的开发步伐。

2004年在建项目：

（1）泥岗星湖花园：位于深圳市罗湖区泥岗路，占地面积12112平方米，建筑面积54000平方米，为两栋28层高层住宅和一栋12层小高层住宅，报告期内高层住宅已完成主体18层，目前施工进度正常，预计将于2004年内按计划竣工。

（2）碧桐海苑（原名滨海大厦）：位于深圳市盐田区梧桐山与滨海路交汇处，占地面计5314平方米，建筑面积49021平方米，为两栋29层高层住宅，报告期内已完成主体正负零，目前施工进度正常，预计将于2004年内完成封顶。

2、抓好存量资产的盘活，改善现金流状况

公司将进一步加大销售力度，尽量减少积压的存货，努力提高资产周转率；同时，公司将加大物业租赁力度，在贯彻销售优先的原则下，采取切实可行的措施降低物业空置率，提高合同租金的回收率。公司将在去年沉淀资产盘活工作取得的成绩基础上，进一步加快沉淀项目转让处置进度。公司将重点抓好胜诉诉讼的执行力度，降低应收款数量，努力避免诉讼损失。

3、公司将适度加大融资力度，有效利用财务杠杆作用

考虑到经营业务的资金需求和资本市场的发展趋势，公司将适当调整融资策略，适度增大贷款规模。通过信贷规模适度扩张确保开发主业的巩固。

4、认真降低各项费用开支，努力强化成本控制公司将继续贯彻报告期内各项成本控制措施，通过管理水平提升、成本控制机制完善来提高主营业务的盈利能力和盈利水平，特别是进一步抓好新开

发项目的规划论证和设计审查，将成本控制工作贯穿到整个开发工作流程中去，强调前期控制、动态监管。

五、董事会日常工作情况

（一）报告年度内董事会的会议情况及决议内容

2003年董事会召开情况如下：

1、第一次会议于1月28日在集团公司会议室召开，出席会议董事10人，会议选举了新一届董事会之董事长和审议了关于聘任高级管理人员的议案，

有关董事会决议刊登在2003年1月29日的《证券时报》、《中国证券报》、《大公报》上。

2、第二次会议于4月15日召开，与会董事10人，会议审议通过了2002年A、B股年度报告及摘要和2002年利润分配方案"。

有关董事会决议刊登在4月19日的《证券时报》、《中国证券报》、《大公报》上。

3、第三次会议于5月30日召开，与会董事10人，会议审议通过了召开股东大会有关事项的议案和修改公司章程的议案。

有关董事会决议刊登在5月31日的《证券时报》、《中国证券报》、《大公报》上。

4、董事会于4月15日以通讯方式审议了2003年一季度报告。

5、董事会于8月25日以通讯方式审议了2003年半年度报告，有关董事会决议刊登在8月27日《证券时报》、《中国证券报》、《大公报》上。

（二）董事会对股东大会决议的执行情况

本公司第十届股东大会形成了有关2002年利润分配、聘请独立董事等决议，董事会根据股东大会授权严格执行了以上决议。报告期内，公司无利润分配和公积金转增股本方案，也没有配股和增发新股。

六、本年度利润分配预案

本公司2003年度按照国内会计准则计算，经审计后的净利润按国内会计准则审计为11,351,725元，按国际会计准则为33,607,000元。可分配利润为-916,588,313元。经本公司董事会讨论决定，本公司2003年度利润不分配。

七、本公司选定的信息披露的境内报刊由原来的《证券时报》和《中国证券报》变更为《中国证券报》，境外报刊仍为《大公报》。

第八节·监事会报告

2003年，为贯彻落实《公司法》和《公司章程》的规定，监事会忠实履行法律、法规赋于的监督职责，求真务实，按照“能够监督，敢于监督，善于监督”的工作方针，创造性地开展工作。报告期内，监事会列席董事会会议，定期检查董事会和公司经营运作情况，对公司重大经营活动进行质询和监督，强化股东合法权益的监管，较好地发挥内部监督制衡作用，推动了公司法人治理结构健康地发展。

一、监事会会议情况

1、2003年1月28日，召开第一次会议，会议一致选举庄创辉为第四届监事会主席。

2、2003年4月15日，召开第二次会议，审议通过公司2002年度报告和监事会2002年工作报告。

3、2003年6月30日，召开第三次会议，研究武汉第一城转让中信息披露问题。

4、2003年8月26日，召开第四次会议，审议通过公司2003年中期报告和摘要。

此外，列席公司董事会四次，出席股东大会二次。

二、监事会独立意见

1、公司在2003年度按照《公司法》、《公司章程》有关规定运作，内部管理健全，业务操作规范，决策程序合法。董事、经营班子成员等高级管理人员执行职务时无违法违纪、侵犯公司及股东利益的行为，董事会认真执行股东大会的决议，决策水平有明显提高，但公司经营管理力度有待进一步加强。

2、公司监事会坚持以财务监督为核心，把监督企业财务状况和执行国家法律情况相结合，对公司的财务制度和财务状况进行了认真细致的检查，加大了财务会计的审计管理力度。监事会认为公司2003年财务结构状况合理。

报告期内，南方民和会计事务所出具的无保留意见报告准确真实，客观地反映了公司财务状况和经营成果。

3、公司在报告期内收购和出售资产交易中按照国家法规的有关规定，遵循公平、等价、合理的原则，由中介机构进行详细的审计或评估出具意见，确定合理的价格依据。未发现内幕交易，未发现损害部分股东权益或造成公司资产的流失。

第九节·重要事项

一、重大诉讼、仲裁事项

报告期内公司涉及的重大诉讼、仲裁事项见财务报表附注八。

二、报告期内公司出售资产事项

本公司2003年4月完成了本公司之控股子公司新峰房地产开发建筑（武汉）有限公司"武汉第一城"项目的转让，有关情况在2002年年度报告、2003年一季度报告和2003年7月19日的董事会公告上作了详细披露，该转让事项对公司业务的连续性、管理层的稳定性、上期及当期损益的影响都不大。

三、报告期内公司关联交易事项见财务报表附注七。

四、报告期内公司未签定托管、承包、租赁等方面的重大合同，也没有签定重大对外担保和委托理财合同。

五、公司和持股5%以上的股东在报告期内或持续到报告期内无承诺事项。

六、公司聘任深圳南方民和会计师事务所负责公司的2003年年审，该事务所已为本公司提供过2001年和2002年审服务。根据协议，本公司将支付给深圳南方民和会计师事务所审计费用88万元。

七、其他重大事项见财务报表附注十。

第十节·财务报告

一、审 计 报 告

深南财审报字（2004）第CA428号

深圳经济特区房地产（集团）股份有限公司全体股东：

我们审计了后附的深圳经济特区房地产（集团）股份有限公司（以下简称“深深房公司”）2003年12月31日的合并资产负债表和资产负债表、2003年度的合并利润表和利润表以及合并现金流量表和现金流量表。这些会计报表的编制是深深房公司管理当局的责任，我们的责任是在实施审计工作的基础上对这些会计报表发表意见。

我们按照中国注册会计师独立审计准则计划和实施审计工作，以合理确信会计报表是否不存在重大错报。审计工作包括在抽查的基础上检查支持会计报表金额和披露的证据，评价管理当局在编制会计报表时采用的会计政策和作出的重大会计估计，以及评价会计报表的整体反映。我们相信，我们的审计工作为发表意见提供了合理的基础。

我们认为，上述会计报表符合国家颁布的企业会计准则和《企业会计制度》的规定，在所有重大方面公允反映了深深房公司2003年12月31日的财务状况以及2003年度的经营成果和现金流量。

深圳南方民和会计师事务所
有限责任公司
中国　深圳

中国注册会计师　蔡晓东

中国注册会计师　刘　明

2004年4月27日

合并资产负债表

深圳经济特区房地产（集团）股份有限公司　　金额单位：人民币元

资产类	附注	12/31/2003	12/31/2002
流动资产			
货币资金	五.1	262,808,561.34	249,340,886.37
短期投资	五.2	1,704,714.79	1,675,401.36
应收账款	五.3	176,314,215.98	129,574,502.12
其他应收款	五.4	111,339,413.93	189,170,231.06
预付账款	五.5	14,932,717.86	19,788,612.37
存　货	五.6	1,533,351,600.29	1,631,317,014.01
待摊费用	五.7	8,909,746.48	6,666,250.46
流动资产合计		2,109,360,970.67	2,227,532,897.75
长期投资			
长期股权投资	五.8	196,576,359.33	263,499,077.18
长期债权投资	五.8	49,527,440.99	49,165,667.68
长期投资合计		246,103,800.32	312,664,744.86
固定资产			
固定资产原值	五.9	492,053,935.39	591,805,099.41
减：累计折旧	五.9	200,198,810.50	218,623,855.13
固定资产净值		291,855,124.89	373,181,244.28
减：固定资产减值准备	五.9	1,444,668.90	1,444,668.90
固定资产净额		290,410,455.99	371,736,575.38
在建工程	五.10	38,256,853.49	38,256,853.49
固定资产合计		328,667,309.48	409,993,428.87
无形资产及其他资产			
无形资产	五.11	57,291,805.73	44,211,836.62
长期待摊费用	五.12	5,387,555.94	6,583,599.80
无形资产及其他资产合计		62,679,361.67	50,795,436.42
递延税项			
递延税款借项			
资产总计		2,746,811,442.14	3,000,986,507.90

合并资产负债表（续）

深圳经济特区房地产（集团）股份有限公司　　　　金额单位：人民币元

负债及股东权益	附注	12/31/2003	12/31/2002
流动负债			
短期借款	五.13	669,222,317.22	797,487,867.10
应付票据		–	4,300,000.00
应付账款	五.14	77,916,852.02	113,324,369.83
预收账款	五.15	210,554,731.40	190,912,718.21
应付工资		3,248,290.24	2,483,225.98
应付福利费		12,621,810.64	9,144,260.39
应付股利	七.3	138,764,000.00	138,764,000.00
应交税金	五.16	4,011,487.73	5,922,653.64
其他未交款		137,711.53	38,122.05
其他应付款	五.17	348,850,113.97	426,221,292.54
预提费用	五.18	88,561,895.11	98,689,600.97
一内到期的长期负债	五.19	7,784,946.52	37,274,347.05
流动负债合计		1,561,674,156.38	1,824,562,457.76
长期负债			
长期借款	五.20	35,000,000.00	–
长期应付款	五.21	18,071,580.54	54,740,524.97
其他长期负债	五.22	515,100.00	1,030,200.00
长期负债合计		53,586,680.54	55,770,724.97
负债合计		1,615,260,836.92	1,880,333,182.73
少数股东权益		(7,831,511.84)	(6,178,677.23)
股东权益			
股本	五.23	1,011,660,000.00	1,011,660,000.00
资本公积	五.24	956,657,875.93	955,431,361.71
盈余公积	五.25	118,910,686.94	118,910,686.94
其中：法定公益金	五.25	115,594,426.18	115,594,426.18
未分配利润	五.26	(916,588,313.01)	(927,940,038.50)
外币报表折算差额		(31,258,132.80)	(31,230,007.75)
股东权益合计		1,139,382,117.06	1,126,832,002.40
负债及股东权益总计		2,746,811,442.14	3,000,986,507.90

合并利润表

深圳经济特区房地产（集团）股份有限公司　　　　金额单位：人民币元

项　目	附注	2003年度	2002年度
一、主营业务收入	五.27	962,383,553.04	748,052,092.98
减：主营业务成本	五.27	746,580,743.73	594,992,352.17
主营业务税金及附加		28,449,005.28	24,075,645.30
二、主营业务利润		187,353,804.03	128,984,095.51
加：其他业务利润	五.28	10,779,291.05	19,281,308.47
减：营业费用		26,975,791.93	29,318,945.36
管理费用		123,401,766.73	161,944,391.48
财务费用	五.29	45,295,282.79	97,066,072.83
三、营业利润		2,460,253.63	(140,064,005.69)
加：投资收益	五.30	10,375,775.13	155,876,752.96
补贴收入	五.31	187,636.00	-
营业外收入	五.32	1,219,338.41	3,264,454.32
减：营业外支出	五.33	1,699,331.56	3,886,115.35
四、利润总额		12,543,671.61	15,191,086.24
减：所得税		2,444,780.73	1,722,697.41
少数股东损益		(1,252,834.61)	(575,668.23)
五、净利润		11,351,725.49	14,044,057.06
加：年初未分配利润		(927,940,038.50)	(941,984,095.56)
其他转入		-	-
六、可供分配利润		(916,588,313.01)	(927,940,038.50)
减：提取法定盈余公积		-	-
提取法定公益金		-	-
七、可供股东分配的利润		(916,588,313.01)	(927,940,038.50)
减：应付优先股股利		-	-
提取任意盈余公积		-	-
应付普通股股利		-	-
八、未分配利润		(916,588,313.01)	(927,940,038.50)
补充资料：			
项目		2003年度	2002年度
1、出售、处置部门或被投资单位所得收益		(10,113,136.66)	180,342,548.95
2、自然灾害发生的损失			
3、会计政策变更增加（或减少）利润总额			
4、会计估计变更增加（或减少）利润总额			
5、债务重组损失			
6、其他			

合并现金流量表

深圳经济特区房地产（集团）股份有限公司　　金额单位：人民币元

项目	附注	2003年度
一、经营活动产生的现金流量		
销售商品、提供劳务收到的现金		984,417,068.06
收到的税费返还		784,430.01
收到的其他与经营活动有关的现金	五.34	140,677,342.18
现金流入小计		1,125,878,840.25
购买商品、接受劳务支付的现金		689,368,231.86
支付给职工以及为职工支付的现金		95,848,191.91
支付的各项税费		47,726,512.98
支付的其他与经营活动有关的现金	五.35	104,573,643.92
现金流出小计		937,516,580.67
经营活动产生的现金流量净额		188,362,259.58
二、投资活动产生的现金流量		
收回投资所收到的现金		35,633,300.00
其中：出售子公司所收到的现金		35,629,500.00
取得投资收益所收到的现金		11,849,174.53
处置固定资产、无形资产和其他长期资产所收回的现金净额		9,214,648.82
收到的其他与投资活动有关的现金		-
现金流入小计		56,697,123.35
购建固定资产、无形资产和其他长期资产所支付的现金净额		12,893,614.70
投资所支付的现金		-
支付的其他与投资活动有关的现金		-
现金流出小计		12,893,614.70
投资活动产生的现金流量净额		43,803,508.65
三、筹资活动产生的现金流量		
吸收投资所收到的现金		-
借款所收到的现金		686,262,906.31
收到的其他与筹资活动有关的现金		-
现金流入小计		686,262,906.31
偿还债务所支付的现金		797,000,066.19
分配股利、利润或偿付利息所支付的现金		49,061,513.35
支付的其他与筹资活动有关的现金		-
现金流出小计		846,061,579.54
筹资活动产生的现金流量净额		(159,798,673.23)
四、汇率变动对现金的影响		(28,046.00)
五、现金及现金等价物净增加额		72,339,049.00

合并现金流量表（补充资料）

深圳经济特区房地产（集团）股份有限公司　　　　金额单位：人民币元

项　目	2003年度
1、将净利润调节为经营活动的现金流量	
净利润	11,351,725.49
加：少数股东损益	(1,252,834.61)
计提的资产减值准备	6,824,655.63
固定资产折旧	24,418,160.32
无形资产摊销	1,524,005.01
长期待摊费用摊销	2,492,441.53
待摊费用的减少	(2,243,496.02)
其他货币资金减少	58,871,374.02
预提费用的增加	(10,127,705.86)
处置固定资产、无形资产和其他长期资产损失	(553,197.79)
固定资产报废损失	39,771.58
财务费用	48,461,513.35
投资损失	(10,375,775.13)
存货的减少	101,496,313.63
递延税款贷项	-
经营性应收项目的减少	49,248,833.96
经营性应付项目的增加	(91,813,525.53)
其他	-
经营活动产生的现金流量净额	188,362,259.58
2、不涉及现金收支的投资和筹资活动	
债务转为股本	-
一年内到期的可转换债券	-
融资租入固定资产	-
3、现金及现金等价物净增加情况	
现金的期末余额	175,187,106.95
减：现金的期初余额	102,848,057.95
现金等价物的期末余额	-
减：现金等价物的期初余额	-
现金及现金等价物净增加额	72,339,049.00

公司法定代表人：　　　主管会计工作的公司负责人：　　　公司会计机构负责人：

资产负债表

深圳经济特区房地产（集团）股份有限公司

资 产 类	附注	12/31/2003	12/31/2002
流动资产:			
货币资金		109,842,355.55	137,372,999.90
短期投资		403,211.25	403,211.25
应收账款	六.1	112,271,777.14	64,566,659.79
其他应收款	六.2	747,197,274.73	874,838,811.23
存　　货	六.3	1,139,245,095.68	1,164,888,555.67
待摊费用		8,383,089.63	6,441,350.76
流动资产合计		2,117,342,803.98	2,248,511,588.60
长期投资:			
长期股权投资	六.4	312,459,854.02	361,507,901.06
长期债权投资		-	-
长期投资合计		312,459,854.02	361,507,901.06
固定资产:			
固定资产原值		116,357,397.49	159,408,927.54
减:累计折旧		39,142,006.80	57,853,487.20
固定资产净值		77,215,390.69	101,555,440.34
减:固定资产减值准备		1,400,491.00	1,400,491.00
固定资产净额		75,814,899.69	100,154,949.34
在建工程		38,256,853.49	38,256,853.49
固定资产合计		114,071,753.18	138,411,802.83
无形资产及其他资产:			
无形资产		-	-
长期待摊费用		1,655,175.22	2,384,750.22
无形资产及其他资产合计		1,655,175.22	2,384,750.22
递延税项			
递延税款借项		-	-
资产总计		2,545,529,586.40	2,750,816,042.71

资产负债表（续）

深圳经济特区房地产（集团）股份有限公司　　　　金额单位：人民币元

负债及股东权益	附注	12/31/2003	12/31/2002
流动负债			
短期借款		594,198,350.00	656,206,600.00
应付票据		-	-
应付账款		4,245,900.60	42,558,876.40
预收账款		162,556,117.42	127,802,446.52
应付工资		30,000.00	75,821.00
应付福利费		9,943,483.15	4,657,684.00
应付股利		138,764,000.00	138,764,000.00
应交税金		5,074,466.52	4,693,553.55
其他未交款		12,396.94	3,541.42
其他应付款		393,193,301.29	517,352,093.48
预提费用		70,238,402.68	92,795,112.64
一内到期的长期负债		-	2,283,300.53
流动负债合计		1,378,256,418.60	1,587,193,029.54
长期负债			
长期借款		-	-
长期负债合计		-	-
递延税项			
递延税项贷项		-	-
负债合计		1,378,256,418.60	1,587,193,029.54
股东权益			
股本		1,011,660,000.00	1,011,660,000.00
减：已归还投资		-	-
股本净额		1,011,660,000.00	1,011,660,000.00
资本公积		956,657,875.93	955,431,361.71
盈余公积		113,936,295.79	113,936,295.79
其中：法定公益金		113,936,295.79	113,936,295.79
未分配利润		(914,981,003.92)	(917,404,644.33)
股东权益合计		1,167,273,167.80	1,163,623,013.17
负债及股东权益总计		2,545,529,586.40	2,750,816,042.71

利润表

深圳经济特区房地产（集团）股份有限公司　　金额单位：人民币元

项　目	附注	2003年度	2002年度
一、主营业务收入	六.5	277,037,577.70	188,185,770.13
减：主营业务成本	六.5	155,347,694.65	126,003,117.26
主营业务税金及附加		14,064,618.03	9,575,431.43
二、主营业务利润		107,625,265.02	52,607,221.44
加：其他业务利润		28,155.60	44,110.43
减：营业费用		2,312,993.77	5,046,995.06
管理费用		57,035,758.75	(58,295,689.55)
财务费用		34,057,075.50	83,013,499.16
三、营业利润		14,247,592.60	22,886,527.20
加：投资收益	六.6	(12,254,946.65)	(6,174,193.32)
补贴收入		–	–
营业外收入		695,644.63	722,015.74
减：营业外支出		264,650.17	849,648.82
四、利润总额		2,423,640.41	16,584,700.80
减：所得税		–	–
五、净利润		2,423,640.41	16,584,700.80
加：年初未分配利润		(917,404,644.33)	(933,989,345.13)
其他转入		–	–
六、可供分配利润		(914,981,003.92)	(917,404,644.33)
减：提取法定盈余公积		–	–
提取法定公益金		–	–
七、可供股东分配的利润		(914,981,003.92)	(917,404,644.33)
减：应付优先股股利		–	–
提取任意盈余公积		–	–
应付普通股股利		–	–
八、未分配利润		(914,981,003.92)	(917,404,644.33)

补充资料

项　目	2003年度	2002年度
1、出售、处置部门或被投资单位所得收益	(10,113,136.66)	–
2、自然灾害发生的损失		
3、会计政策变更增加（或减少）利润总额		
4、会计估计变更增加（或减少）利润总额		
5、债务重组损失		
6、其他		

现金流量表

深圳经济特区房地产（集团）股份有限公司　　金额单位：人民币元

项　　目	2003年度
一、经营活动产生的现金流量	
销售商品、提供劳务收到的现金	154,788,609.53
收到的税费返还	-
收到的其他与经营活动有关的现金	285,804,661.14
现金流入小计	440,593,270.67
购买商品、接受劳务支付的现金	82,490,397.94
支付给职工以及为职工支付的现金	30,161,892.98
支付的各项税费	24,090,472.62
支付的其他与经营活动有关的现金	223,266,019.86
现金流出小计	360,008,783.40
经营活动产生的现金流量净额	80,584,487.27
二、投资活动产生的现金流量	
收回投资所收到的现金	35,629,500.00
其中：出售子公司所收到的现金	35,629,500.00
取得投资收益所收到的现金	13,175,117.71
处置固定资产、无形资产和其他长期资产所收回的现金净额	2,144,008.00
收到的其他与投资活动有关的现金	-
现金流入小计	50,948,625.71
购建固定资产、无形资产和其他长期资产所支付的现金净额	737,502.00
投资所支付的现金	-
支付的其他与投资活动有关的现金	-
现金流出小计	737,502.00
投资活动产生的现金流量净额	50,211,123.71
三、筹资活动产生的现金流量	
吸收投资所收到的现金	-
借款所收到的现金	594,918,290.00
收到的其他与筹资活动有关的现金	-
现金流入小计	594,918,290.00
偿还债务所支付的现金	656,926,540.00
分配股利、利润或偿付利息所支付的现金	40,136,527.74
支付的其他与筹资活动有关的现金	
现金流出小计	697,063,067.74
筹资活动产生的现金流量净额	(102,144,777.74)
四、汇率变动对现金的影响	
五、现金及现金等价物净增加额	28,650,833.24

现金流量表（补充资料）

深圳经济特区房地产（集团）股份有限公司　　金额单位：人民币元

项　　目	2003
1、将净利润调节为经营活动的现金流量	
净利润	2,423,640.41
加：计提的资产减值准备	(933,553.62)
固定资产折旧	5,341,737.89
无形资产摊销	-
长期待摊费用摊销	750,000.00
待摊费用的减少	(1,941,738.87)
其他货币资金减少	56,181,477.59
预提费用的增加	(22,556,709.96)
处置固定资产、无形资产和其他长期资产损失	(503,258.14)
固定资产报废损失	-
财务费用	40,136,527.74
投资损失	12,254,946.65
存货的减少	39,775,957.76
递延税款贷项	-
经营性应收项目的减少	69,596,144.49
经营性应付项目的增加	(119,940,684.67)
其他	-
经营活动产生的现金流量净额	80,584,487.27
2、不涉及现金收支的投资和筹资活动	
债务转为股本	-
一年内到期的可转换债券	-
融资租入固定资产	-
3、现金及现金等价物净增加情况	
现金的期末余额	41,900,391.39
减：现金的期初余额	13,249,558.15
现金等价物的期末余额	-
减：现金等价物的期初余额	-
现金及现金等价物净增加额	28,650,833.24

合并资产减值准备明细表

资产负债表附表1

深圳经济特区房地产（集团）股份有限公司

金额单位：人民币元

项　目	年初余额	本期增加数	本期回转数 因资产价值回升转回数	本期回转数 其他原因转出数	本期回转数 合计	期末余额
一、坏账准备合计	320,273,775.70	8,354,870.65	–	105,666,255.60	105,666,255.60	222,962,390.75
其中：应收账款	3,351,292.30	1,220,876.62	–	62,700.00	62,700.00	4,509,468.92
其他应收*1	316,922,483.40	7,133,994.03	–	105,603,555.60	105,603,555.60	218,452,921.83
二、短期投资跌价准备合计	–	–	–	–	–	–
其中：股票投资	–	–	–	–	–	–
债券投资	–	–	–	–	–	–
三、存货跌价准备合计	691,397,483.03	–	–	113,639,420.00	113,639,420.00	577,758,063.03
其中：库存商品	832,946.52	–	–	–	–	832,946.52
开发成*2	642,048,690.00	–	–	113,639,420.00	113,639,420.00	528,409,270.00
开发产品	18,400,846.51	–	–	–	–	18,400,846.51
出租开发产品	30,115,000.00	–	–	–	–	30,115,000.00
四、长期投资减值准备合计	413,968,228.11	–	–	2,367,153.14	2,367,153.14	411,601,074.97
其中：长期股权投资	219,219,164.15	–	–	2,367,153.14	2,367,153.14	216,852,011.01
长期债权投资	194,749,063.96	–	–	–	–	194,749,063.96
五、固定资产减值准备合计	1,444,668.90	–	–	–	–	1,444,668.90
其中：房屋及建筑物	1,312,940.94	–	–	–	–	1,312,940.94
运输设备	48,134.41	–	–	–	–	48,134.41
机器设备	67,587.58	–	–	–	–	67,587.58
电子及其他设备	16,005.97	–	–	–	–	16,005.97
六、无形资产减值准备合计	4,170,147.33	–	–	–	–	4,170,147.33
其中：土地使用权	4,170,147.33	–	–	–	–	4,170,147.33
七、在建工程减值准备	–	–	–	–	–	–
八、委托贷款减值准备	–	–	–	–	–	–

*1："本期转回数其他原因转出数"105,603,555.60元中103,919,483.21元，系本公司以前年度对子公司深圳深房（集团）上海房地产开发公司计提的坏账准备，本年度由于本公司已将该公司的股权和债权整体转让而转销数。

*2："本期转回数其他原因转出数"系本公司持55%的子公司新峰房地产开发建筑（武汉）有限公司本年度将存货予以整体出让而转销的原计提存货跌价准备数。

合并股东权益增减变动表

资产负债表附表2

深圳经济特区房地产（集团）股份有限公司　　金额单位：人民币元

项 目	2003	2002
一、股本		
期初余额	1,011,660,000.00	1,011,660,000.00
本期增加数	-	-
其中：资本公积转入	-	-
盈余公积转入	-	-
利润分配转入	-	-
新增股本	-	-
本期减少数	-	-
期末余额	1,011,660,000.00	1,011,660,000.00
二、资本公积		
期初余额	955,431,361.71	955,357,440.56
本期增加数	1,226,514.22	73,921.15
其中：股本溢价	-	-
接受捐赠非现金资产准备	-	-
接受现金捐赠	-	-
股权投资准备	1,226,514.22	73,921.15
拨款转入	-	-
外币资本折算差额	-	-
其他资本公积	-	-
本期减少数	-	-
其中：转增股本	-	-
期末余额	956,657,875.93	955,431,361.71
三、法定和任意盈余公积		
期初余额	3,316,260.76	3,316,260.76
本期增加数	-	-
其中：从净利润中提取数	-	-
其中：法定盈余公积	-	-
任意盈余公积	-	-
储备基金	-	-
企业发展基金	-	-
法定公益金转入数	-	-
本期减少数	-	-
其中：弥补亏损	-	-
转增股本	-	-
分派现金股利或利润	-	-
分派股票股利	-	-
期末余额	3,316,260.76	3,316,260.76
其中：法定盈余公积	3,316,260.76	3,316,260.76
储备基金	-	-
企业发展基金	-	-
四、法定公益金		
期初余额	115,594,426.18	115,594,426.18
本期增加数	-	-
其中：从净利润中提取数	-	-
本年减少数	-	-
其中：集体福利支出	-	-
期末余额	115,594,426.18	115,594,426.18
五、未分配利润		
期初未分配利润	(927,940,038.50)	(941,984,095.56)
本期净利润（净亏损以“-”号填列）	11,351,725.49	14,044,057.06
本期利润分配	-	-
期末未分配利润（未弥补亏损以“-”号填列）	(916,588,313.01)	(927,940,038.50)

三、会计报表附注

一、公司基本情况

深圳经济特区房地产(集团)股份有限公司（以下简称“本公司”）系于一九九三年七月经深圳市人民政府办公厅深府办复(1993)724号文批准，在原深圳经济特区房地产总公司的基础上改组设立的股份有限公司。本公司发行的Ａ股及Ｂ股分别于一九九三年九月十五日及一九九四年一月十日在深圳证券交易所挂牌交易，一九九四年八月三十一日，本公司发行的Ｂ股作为一级有保荐ＡＤＲ在纽约柜台市场挂牌交易。本公司股本总额为1,011,660,000股，其中：Ａ股891,660,000股，Ｂ股120,000,000股。本公司企业法人营业执照号为“深司字Ｎ２３３８７”，注册资本为1,011,660,000.00元。

本公司主要从事房地产开发及商品房销售、物业租赁及管理、商品零售及贸易、酒店业务、设备安装及维修、建筑、室内装修等业务。

二、公司主要会计政策、会计估计和合并会计报表的编制方法

1、会计制度

本公司执行中华人民共和国财政部颁布的企业会计准则和《企业会计制度》及其补充规定。

2、会计年度

会计年度为公历1月1日至12月31日。

3、记账本位币

除香港特别行政区以港币为记帐本位币外，本公司中国境内公司以人民币为记账本位币，本公司注册于其他国家的子公司以注册地币种为记帐本位币。

4、记账基础和计价原则

会计核算以权责发生制为记账基础，资产在取得时以实际成本为计价原则。

5、外币业务核算方法

会计年度内涉及外币的经济业务，按业务发生年初中国人民银行公布的市场汇率折合人民币记账。年末各外币货币性资产和负债项目按中国人民银行公布的年末市场汇率进行调整，汇兑损益计入当期损益。汇兑损益如属筹建期间的，计入长期待摊费用；属于与购建固定资产有关的借款产生的汇兑损益，则将其资本化。

6、外币会计报表的折算方法

在编制合并会计报表时，本公司已将境外子公司的会计报表折算为人民币，折算方法如下：

资产负债表：

资产及负债类项目均按年末中国人民银行公布的年末市场汇率折算为人民币；未分配利润以折算后的利润及利润分配表中的该项目的数额列示；其他所有者权益类项目按发生时中国人民银行公布的市场汇率折算为人民币；会计报表折算差额在股东权益中列示

利润及利润分配表：

所有发生额均按当年度中国人民银行公布的市场汇率的平均汇率折算为人民币；年初未分配利润按上年度所折算的数额列示。

7、现金等价物的确定标准

指持有的期限短、流动性强、易于转换为已知金额现金、价值变动风险很小的投资。

8、短期投资核算

短期投资系指公司购入能随时变现并且持有时间不准备超过一年（含一年）的投资。

短期投资在取得时，以实际成本计价，即实际支付的全部价款扣除支出的价款中包含的已宣告或已到期尚未领取的现金股利或利息而确定的。短期投资持有期间收到的现金股利或利息，冲减投资的账面值，但已记入应收项目的现金股利或利息冲减原应收项目。

期末，短期投资采用成本与市价孰低法计价，以投资单项来计算并确定计提短期投资跌价损失准备。

9、 坏账核算方法

坏账确认标准:a.债务人破产或死亡,以其破产财产或者遗产清偿后,仍然不能收回;b.债务人逾期未履行偿债义务超过三年仍然不能收回的应收款项。

坏账核算，采用备抵法。于每年年末在对逾期的应收款项相应的债务单位的实际财务状况和现金流量等相关信息进行合理估计的基础上，对那些预计可能发生的坏帐损失提取坏帐准备。

10、 存货的核算方法

存货分为开发成本、开发产品、出租开发产品、库存商品、原材料、工程施工、低值易耗品等。

房地产的开发成本包括土地开发成本、房屋开发成本、配套设施开发成本等。本公司将尚未开发的土地使用权帐面价值从土地开发成本中扣除，作为无形资产进行核算，待工程项目开发时再从无形资产中按帐面价值转入开发成本核算。公共配套设施如属于非经营性配套设施，其成本由商品房和商品性建设场地承担，非经营性配套设施的建设如滞后于商品房的建设，在商品房完工时，则对非经营性配套设施的建设成本进行预提。

出租开发产品的摊销以出租开发产品的帐面价值除以剩余使用年限计算。

零售商品按售价核算，月末按综合差价率计算分摊进销差价。

其他各类存货的购入与入库按实际成本计价，发出按加权平均法计价，低值易耗品在领用时按一次摊销法核算。

年末，在对存货进行全面清查的基础上，对存货遭受毁损、全部或部分陈旧过时或销售价格低于成本的，以成本与可变现净值孰低法计价，并按单个存货项目的可变现净值低于成本的差额计提存货跌价准备。

11、 长期股权投资核算方法

① 长期股权投资

长期股权投资

长期股权投资包括对子公司投资、合营公司投资、联营公司投资和其他股权投资。

子公司是指被本公司持有50%以上权益性资本或虽不持有50%以上权益性资本但被本公司控制的公司。本公司对子公司的投资按权益法核算，并合并其会计报表。

合营公司是指按合同规定经营性活动由投资双方或若干方共同控制的企业。本公司对合营企业具有重大影响的采用权益法核算，不具有重大影响的，采用成本法核算。

联营公司是指本公司持有20%至50%之间的权益性资本且对其具有重大影响或虽持有不足20% 权益性资本，但对其具有重大影响，不是本公司的子公司或合营公司的公司。本公司对联营公司采用权益法核算。

其他股权投资是指本公司持有20%以下权益性资本或虽持有20%以上权益性资本但对其不具有重大影响的公司。本公司对其他股权投资采用成本法核算。

股权投资差额

对采用权益法核算的长期股权投资，若长期股权投资取得时的成本与在被投资单位所有者权益中所占的份额有差额以及对长期股权投资由成本法改为权益法时，如果投资成本大于享有被投资公司所有者

权益份额的差额，则将该差额按合同规定的投资期限摊销，合同没有规定投资期限的按十年的期限平均摊销；如果投资成本小于享有被投资公司所有者权益份额的差额，则将该差额直接计入资本公积。

② 长期债权投资

长期债权投资核算本公司全资附属公司香港新峰企业有限公司对联营、合作公司之长期债权。

③ 长期投资减值准备

年末，对长期投资逐项进行检查，如果长期投资的市价持续下跌或被投资单位经营状况恶化等原因导致其可收回金额低于投资的账面价值，则对可收回金额低于长期投资账面价值的部分计提长期投资减值准备，并确认为当期投资损失。对已确认损失的长期投资的价值又得以恢复的，则在原已确认的投资损失的数额内转回。

12、 固定资产计价及其折旧方法

固定资产是指使用期限在一年以上的房屋、建筑物、机器、机械、运输工具以及其他与生产、经营有关的设备、器具、工具等，以及不属于生产、经营主要设备的，单位价值在人民币2000元以上并且使用年限在两年以上的资产。

固定资产按实际成本计价。

固定资产折旧采用直线法计算，并按各类固定资产的原值和估计的使用年限扣除残值(原值的5%)确定其折旧率，预计使用年限及年分类折旧率如下：

资产类别	预计使用年限	年折旧率
房屋建筑物	30年	3.17%
机器设备	7年	13.57%
运输工具	6年	15.83%
电子设备及其他	5年	19%

年末对由于技术陈旧、损坏、长期闲置等原因导致其可收回金额低于帐面价值的固定资产，将其可收回金额低于其帐面价值的差额作为固定资产减值准备，并计入当期损益。固定资产减值准备按单项资产计提。

13、 在建工程

在建工程是指兴建中的厂房与设备及其他固定资产，在发生时按实际成本入账。在建工程的成本包括直接建筑及安装成本，以及于兴建、安装及测试期间的有关借款利息支出及外汇汇兑损益。年末，对在建工程进行全面检查，如果有证据表明在建工程已发生了减值，则计提相应的减值准备。

14、 借款费用的会计处理方法：

（1）借款费用包括借款账面发生的利息、折价或溢价的摊销和辅助费用以及因外币借款而发生的汇兑差额，因专门借款而发生的利息、折价或溢价的摊销和汇兑差额，在同时具备下列三个条件时,借款费用予以资本化:

a. 资产支出已经发生；

b. 借款费用已经发生；

c. 为使资产达到预定可使用状态所必要的购建活动已经开始。

其他的借款利息、折价或溢价的摊销和汇兑差额，在发生当期确认费用。

（2）暂停资本化

若固定资产的购建活动发生非正常中断，并且时间连续超过3个月，则暂停借款费用的资本化,将

其确认为当期费用,直至资产的购建活动重新开始。

（3）停止资本化

当所购建的固定资产达到预定可使用状态时,停止其借款费用的资本化，以后发生的借款费用于发生当期确认费用。

15、 无形资产计价和摊销方法

对购入或按法律程序申请取得的无形资产，按实际支付金额入账；对接受投资转入的无形资产，按投资各方确认的价值入账。

年末，按账面价值与可收回金额孰低计量，对可收回金额低于账面价值差额计提无形资产减值准备。

各种无形资产在其受益期和法律或合同规定的有效期之较短者内按直线法摊销。无明确受益期和法律或合同规定的有效期的按不超过10年摊销，其中软件按5年摊销，出租小汽车营运牌照按10年摊销，土地使用权按剩余可使用年限摊销。

16、 长期待摊费用核算方法

开办费：在公司开始生产经营的当月起一次计入开始生产经营当月的损益；

租入固定资产改良：在租赁期限与租赁资产尚可使用年限两者孰短的期限内平均摊销。

17、 收入确认原则

房地产销售收入：在与买方签定房地产买卖合同且合同已生效，房地产已移交买方时，确认收入实现，其中以分期付款方式销售的房地产，按合同约定的收款进度确认收入实现。

物业出租收入：以合同约定的租赁时间和方法计算，且预计租金收入能够流入时，确认收入实现。

商品销售收入：已将商品所有权上的主要风险和报酬转移给买方，不再对该商品实施继续管理权和实际控制权，与交易相关的经济利益能够流入，相关的收入和成本能够可靠地计量时，确认营业收入的实现。

物业管理收入：按合同约定或提供物业管理的期限和收费标准计算，且预计相关的价款能够流入时确认收入的实现。

建筑安装工程收入：在同一会计年度开始并完成的工程，在完成工程时确认收入，跨年度工程按照完工百分比法确认相关的收入。在确认收入时，以工程合同的总收入与完工程度能够可靠的确定，与交易相关的价款能够流入，并且已经发生的成本和为完成工程将要发生的成本能够可靠的计量时确认收入的实现。

其他业务收入：在业务已经发生，实际收到价款或取得收取价款凭证，相关成本能够可靠计量时确认收入的实现。

18、 所得税的会计处理方法：

本公司的所得税费用系采用应付税款法核算。

19、 合并会计报表的编制方法

合并会计报表原则：对持有被投资单位有表决权资本总额50%以上，或虽不超过50%但具有实际控制权的子公司合并其会计报表。唯对已关停并转；按破产程序已宣告被清理整顿；已宣告破产；准备近期出售以及非持续经营的所有者权益为负数的子公司不合并其会计报表。

合并会计报表编制方法：以母公司及纳入合并范围的各子公司的会计报表为合并依据，合并时将母公司与各子公司相互间的重要投资、往来、存货购销等内部交易及其未实现利润抵销后逐项合并，并计

算少数股东权益和少数股东损益，对抵销时发生的合并价差，在合并资产负债表中以“合并价差”项目在长期投资项目中单独反映；对符合比例合并法的合营公司的资产、负债、收入、费用、利润等按所占比例份额予以合并。

20、 会计政策变更

本公司原执行财政部财会字[1998]14号文《企业会计准则-资产负债表日后事项》，现据财政部财会[2003]12号文“关于印发《企业会计准则-资产负债表日后事项》的通知”，本公司自2003年7月1日起执行财政部财会[2003]12号文，按该文规定对资产负债表日后至财务报告批准报出日之间由董事会或类似机构所制定利润分配方案中分配的股利作出会计处理规定：现金股利在资产负债表所有者权益中单独列示；股票股利在会计报表附注中单独披露。唯此变更对本公司本年度及上年度会计报表均无影响。

21、 重大会计差错更正

根据深圳市人民政府二〇〇一年七月六日深府［2001］94号《关于加强土地市场化管理进一步搞活和规范房地产市场的决定的通知》的第十五条规定：免征房地产二、三级市场土地增值费。及深圳市规划国土局二OO一年八月七日深规土[2001]314号《关于执行加强土地市场化管理进一步搞活和规范房地产市场决定的通知》的十四条规定：《决定》第十五条关于房地产二、三级市场土地增值费，已交的不退，未交或欠交的免交。本公司经清理账目，确认账面“其他应付款-土地增值费”余额93,742,251.23元，系本公司以前年度计提的土地增值费，挂账多年未变动，依据上述规定，该土地增值费已可确定无须再缴纳，因此，本公司将其转入资本公积。因为上述文件系2001年下发，因此本公司将此视为会计差错更正，采用追溯调整法，调整比较会计报表的期初数。

三、税 项

本公司适用的主要税种和税率

税种	计税依据	税率
营业税	房屋销售收入、租赁收入、物业管理收入	5%
	建筑工程安装工程收入	3%
增值税	商品销售收入	17%
城建税	应纳营业税和增值税额	1%
企业所得税	应纳税所得额	*

企业所得税税率如下：

项目	所得税税率
境内企业	
--注册于深圳的企业	15%
--注册于深圳外境内其他地区的企业	33%
注册于香港的企业	17.50%

四、子公司及合营企业

1、 纳入合并报表范围的子公司情况

公司名称	注册地	注册资本	经营范围	直接投资	间接投资	直接投资比例	间接投资比例
深圳经济特区房地产（集团）广州房地产有限公司	广州	¥20,000,000	地产开发、水电、空调、安装、建筑设计	¥20,000,000	--	100%	--
深圳市深房集团宝安开发有限公司深圳	深圳	¥20,000,000	房地产开发及商品房销售	¥19,000,000	¥1,000,000	95%	5%
市深房百货有限公司	深圳	¥10,000,000	国内商业物资供销	¥9,500,000	¥500,000	95%	5%
深圳市物业管理有限公司	深圳	¥7,250,000	物业管理服务	¥6,887,500	¥362,500	95%	5%
深圳市深房保税贸易有限公司	深圳	¥5,000,000	经营钢材、建材、装饰及机电设备的保税业务	¥4,750,000	¥250,000	95%	5%
深圳市深房投资有限公司	深圳	¥10,000,000	投资、管理、兴办实业、国内商业	¥9,000,000	¥1,000,000	90%	10%
深圳市竹园通小汽车出租有限公司	深圳	¥10,290,000	小汽车出租	¥11,809,500	--	100%	--
深圳圳通工程有限公司	深圳	¥10,000,000	安装、维修	¥7,300,000	¥2,700,000	73%	27%
深圳深房停车场有限公司	深圳	¥42,500,000	建设经营停车场	¥29,750,000	¥12,750,000	70%	30%
深圳海燕大酒店有限公司	深圳	¥30,000,000	酒店服务	¥20,430,000	¥9,570,000	68.1%	31.9%
深圳市华展建设监理有限公司	深圳	¥8,000,000	建设监理服务	¥6,000,000	--	75%	--
深圳市数码港投资有限公司	深圳	¥20,000,000	投资兴办实业、信息技	¥14,000,000	--	70%	--
新峰企业有限公司	香港	HKD 1,000,000	术咨询	HKD 1,000,000	--	100%	--
新峰置业有限公司	香港	HKD 1,000,000	投资、管理、咨询	HKD 820,000	--	82%	--
美国长城地产有限公司	美国	USD500,000	投资控股	USD350,000	--	70%	--
启禄有限公司	香港	HKD 1,000,000	房地产开发	HKD 200,000	HKD 1,000,000	20%	80%
依烈有限公司	香港	HKD 10,000	投资控股	--	HKD 10,000	--	100%
启怡发展有限公司	香港	HKD 1,000,000	集团公司融资	--	¥744,171	--	100%
柏伟置业有限公司	香港	HKD 10,000	投资兴办实业	--	HKD 8,000	--	80%
新峰投资有限公司	香港	HKD 1,000,000	物业投资	--	HKD 550,000	--	55%
新峰房地产开发建筑			物业投资	--	US$4,000,000	--	55%
（武汉）有限公司	武汉	US$4,000,000	房地产经营开发租赁	--	HKD 37,250,000	--	93.1%
沈阳同新房产开发有限公司	沈阳	HKD 40,000,000	房地产开发	--	HKD 39,800,000	--	100%
广州黄埔新口房地产开发有限公司	广州	HKD 39,800,000	建造经营商品房	--	HKD 10,000	--	82%
华林有限公司	香港	HKD 10,000	投资控股	--	US$6,000,000	--	82%
汕头市华林房产开发有限公司	汕头	US$6,000,000	厂房建设、销售、出租	--	¥500,000.00	--	100%
深圳市罗湖区社区信息资讯服务中心	深圳	¥500,000.00	资讯服务	--	¥600,000.00	--	100%
深圳市数码港信息技术培训中心	深圳	¥600,000.00	人才培训	55,483,888.90	21,228,000.00	75%	25%
北京新峰房地产开发经营有限公司	北京	US$10,000,000.00	房地产经营	--	1,800,000.00	--	90%
深圳市数码港通信有限公司	深圳	¥2,000,000.00	网络、计算机产品开发销售				

2、 未纳入合并报表范围的子公司情况：

公司名称	注册地	注册资本	经营范围	投资金额 直接投资	投资金额 间接投资	投资比例 直接投资比例	投资比例 间接投资比例	未合并原因
深圳市房地产综合服务公司	深圳	¥13,710,000.00	建筑材料、日用百货等	5,958,305.26	--	100%		停业待清算
深圳市深房实业发展公司	深圳	¥3,000,000.00	物业管理、投资兴办各种经济实体	4,500,000.00	--	100%	--	停业待清算
深圳市特发房产建筑装修公司	深圳	¥2,210,000.00	建筑、装修	6,542,164.49	--	100%	--	停业待清算
深圳市联华企业有限公司	深圳	¥10,000,000.00	机械机电设备安装工程	10,000,000.00	--	100%	--	停业待清算
深圳市深房集团龙岗开发有限公司	深圳	¥30,000,000.00	房地产开发及商品房销售、楼宇租赁管理	30,000,000.00	--	100%	--	停业待清算
北京深房物业管理有限责任公司	北京	¥500,000.00	物业管理服务	500,000.00	--	100%	--	停业待清算
澳洲柏克顿有限公司	澳大利亚	US$200,000.00	房地产开发	906,630.00	--	60%	--	停业待清算
百立有限公司	香港	HKD 500,000.00	分包承建及买卖建材	201,100.00	--	100%	--	停业待清算
加拿大长城（温哥华）有限公司	加拿大	JOD 1,000.00	房地产开发	4,526.25	--	75%	--	停业待清算
深圳市深房建筑装饰材料公司	深圳	¥2,680,000.00	建筑材料、百货	2,680,000.00	--	100%	--	停业待清算
广东省封开县联峰水泥制造有限公司	广东封开	US$8,000,000.00	生产经营水泥及制品	--	121,265,000.00	--	90%	*
DERGETTA CO.,LTD	香港	HKD 10,000.00		--	7,429.80	--	70%	停业待清算
深圳市圳通新机电实业发展有限公司	深圳	¥20,000,000.00	投资兴办与机电有关项目	2,965,985.64	--	95%	5%	停业待清算

本公司对上述未合并报表之被投资单位已计提相应长期投资减值准备，详见附注五.8。

* 广东省封开县联峰水泥制造有限公司，因持续经营能力存在重大不确定性且本公司准备转让其股权，本公司自1998年度起未合并其报表。

3、 合营企业情况：

公司名称	注册地	经营范围	初始投资金额	投资比例
深圳竹园企业有限公司	深圳	住宿、饮食、娱乐等	70,153,339.19	合作
广州穗新房地产公司	广州	房地产开发	30,859,106.01	合作 *
深圳市沙头角南天商场	深圳	商品销售	2,500,000.00	50.00%
深圳润华汽车贸易公司	深圳	汽车贸易	2,000,000.00	50.00%
罗浮山矿泉水饮料公司	惠州	饮料	9,969,206.09	合作
罗浮山旅游开发公司	惠州	旅游	9,600,000.00	合作
封开杏花宾馆	广东封开	旅游	9,455,465.38	合作
昆山调峰电力有限公司	江苏	发电	29,510,979.87	50.00%
江门新江房地产有限公司	广东江门	房地产开发	9,494,754.18	合作
西安新峰物业商贸有限公司	西安	房地产开发	25,473,600.00	合作
哈尔滨建峰科技发展公司	哈尔滨	科技开发	18,799,905.25	合作

上述合营企业，本公司本年度未合并其报表。

本公司对上述合营企业已计提相应长期投资减值准备，详见附注五.8。

* 广州穗新房地产公司本年度因合作经营期限已满已清算，本公司已收回投资，唯该公司的最终清算手续尚在办理中。

4、 合并报表范围变更情况：

① 深圳市数码港通讯有限公司（以下简称："通讯公司"）本年度正式营业，故本公司本年度增加合并其会计报表；

② 北京新峰房地产开发经营有限公司（以下简称："北京新峰公司"），由于以前年度本公司拟转让其股权而未合并，本年度，由于本公司改为转让该公司资产，故本公司本年度增加合并其会计报表；

通讯公司、北京新峰公司主要会计报表项目：

资产负债表	2003.12.31		2003.12.31	
	通讯公司	北京新峰公司	通讯公司	北京新峰公司
总资产	1,540,053.28	14,892,762.01	2,000,000.00	62,571,274.69
其中：流动资产	1,459,649.68	14,667,330.26	2,000,000.00	62,343,104.49
固定资产和				
在建工程总负债	80,403.60	225,431.75	--	228,170.20
总负债	18,679.61	22,411,791.53	--	46,879,045.03
其中：流动负债	18,679.61	22,411,791.53	--	46,879,045.03
净资产	1,521,373.67	(7,519,029.52)	2,000,000.00	15,692,229.66

损益表	通讯公司	北京新峰公司	通讯公司	北京新峰公司
主营业务收入	384,743.22	22,143,460.45	--	176,910,483.34
主营业务成本	117,719.30	38,772,799.58	--	188,467,688.18
营业利润	(478,606.04)	(23,238,315.84)	--	(47,465,837.95)
净利润	(478,626.33)	(23,211,259.18)	--	(47,458,587.95)

五、会计报表主要项目注释

1、货币资金

种 类						
	原币金额	汇率	折人民币	原币金额	汇率	折人民币
现 金						
RMB	845,223.20		845,223.20	3,065,247.05		3,065,247.05
HKD	596,860.30	1.0614	633,539.41	350,831.19	1.0614	372,647.21
USD	2,100.00	8.2781	17,384.01	2,000.00	8.2767	16,556.20
现金小计			1,496,146.62			3,454,450.46
银行存款						
RMB	160,382,638.30		160,382,638.30	81,361,238.22		81,361,238.22
HKD	10,101,790.06	1.0614	10,722,166.65	10,474,000.96	1.0614	11,117,105.04
USD	179,164.36	8,2781	1,482,727.57	733,334.17	8.2767	6,074,954.50
CAD	135,740.67	6.3684	864,450.88	126,029.46	5.2524	661,957.13
AUD	38,619.65	6.1880	238,976.93	38,120.12	4.6787	178,352.60
银行存款小计			173,690,960.33			99,393,607.49
其他货币资金						
RMB	46,531,498.31		46,531,498.31	98,381,146.55		98,381,146.55
HKD	16,095,219.60	1.0614	17,083,466.08	21,930,728.97	1.0614	23,277,381.87
USD	2,900,000.00	8.2781	24,006,490.00	3,000,000.00	8.2767	24,834,300.00
其他货币资金小计			87,621,454.39			146,492,828.42
合 计			262,808,561.34			249,340,836.37

2、 短期投资

项目	2003.12.31		2003.12.31	
	投资金额	跌价准备	投资金额	跌价准备
股权投资	1,701,614.79	--	1,668,501.36	--
：股票投资	1,701,614.79	--	1,668,501.36	--
债券投资	3,100.00	--	6,900.00	--
其中：国债投资	--	--	--	--
其他债券投资	3,100.00	--	6,900.00	--
合计	1,704,714.79	--	1,675,401.36	--

* 股票投资2003年12月31日的市值为人民币3,604,599.31元。

3、 应收账款

账龄	2003.12.31			2003.12.31		
	金额	比例%	坏账准备	金额	比例%	坏账准备
1年以内	136,176,892.41	75.31	994,311.85	123,589,491.34	92.98	1,132,627.52
1-2年	12,811,836.70	7.09	91,196.77	5,389,464.95	4.05	538,946.50
2-3年	2,323,871.14	1.29	153,751.68	1,468,503.93	1.10	440,551.18
3年以上	29,511,084.65	16.31	3,270,208.62	2,478,334.20	1.87	1,239,167.10
合计	180,823,684.90	100	4,509,468.92	132,925,794.42	100	3,351,292.30

应收账款本期期末余额中无持有本公司5%（含5%）以上股份的股东单位欠款，应收其他关联单位款项详见附注七.3。本期期末应收账款中前五名欠款单位金额合计为85,294,204.48元，占全部应收账款余额的47.17%。

本期应收账款余额较上期增加36.03%，系由于本期销售增大相应增加所致。坏账准备比上期增长34.56%的主要原因系相应计提增加所致。

4、 其他应收款

账龄	2003.12.31			2003.12.31		
	金额	比例%	坏账准备	金额	比例%	坏账准备
1年以内	39,787,950.19	12.06	821,575.93	61,144,827.09	12.08	6,114,482.71
1-2年	23,766,422.33	7.21	21,628,604.31	144,127,551.39	28.48	28,825,510.28
2-3年	28,537,132.27	8.65	11,346,129.11	9,611,803.27	1.90	2,883,540.98
3年以上	237,700,830.97	72.08	184,656,612.48	291,208,532.71	57.54	279,098,949.43
合计	329,792,335.76	100	218,452,921.83	506,092,714.46	100	316,922,483.40

本期其他应收款余额比上期减少34.84%，坏账准备比上期减少31.07%的主要原因，系本期对外转让对深圳深房（集团）上海房地产开发公司的股权和债权而减少对该公司的债权余额148,919,483.21元和坏账准备103,919,483.21元所致。

本期期末余额中无持有本公司5%（含5%）以上股份的股东单位欠款，应收其他关联单位款项详见附注七.3。本期期末其他应收账款中前五名欠款单位金额合计为179,134,672.24 元，占全部其他应收账款余额的54.32%。

5、 预付账款

账龄	2003.12.31		2003.12.31	
	金 额	比例%	金 额	比例%
1年以内	14,482,009.07	96.98	19,119,125.59	96.62
1-2年	162,880.00	1.09	418,807.99	2.11
2-3年	7,500.00	0.05	--	--
3年以上	280,328.79	1.88	250,678.79	1.27
合计	14,932,717.86	100	19,788,612.37	100

预付帐款账龄为一年以上的原因：未结算。

6、 存 货

项 目	2003.12.31 金额	2003.12.31 跌价准备	2003.12.31 金额	2003.12.31 跌价准备
开发成本	1,206,638,222.82	528,409,270.00	1,409,714,818.68	642,048,690.00
开发产品	224,608,435.91	18,400,846.51	260,500,908.45	18,400,846.51
出租开发产品	638,348,293.45	30,115,000.00	615,940,826.46	30,115,000.00
库存商品	30,190,286.70	592,946.52	25,847,735.29	592,946.52
原材料	4,275,178.00	240,000.00	4,661,401.64	240,000.00
低值易耗品	259,984.04	--	196,229.71	--
工程施工	6,789,262.40	--	5,852,576.81	--
合 计	2,111,109,663.32	577,758,063.03	2,322,714,497.04	691,397,483.03

存货抵押如附注九所述。

（1）开发成本

项目名称	开工时间	预计竣工时间	预计总投资（万元）	帐面成本 期初余额	帐面成本 期末余额	跌价准备 期末余额
日升、日辉阁	2000年9月		2,530.00	14,657,281.18	--	--
美国土地 *1				122,664,021.00	122,635,954.00	104,723,917.00
怡泰中心	1993年4月		53,172.52	465,173,367.77	478,638,119.10	273,628,246.00
国兴大厦 *2	1994年8月			166,109,047.00	166,109,047.00	69,907,107.00
泥岗星湖花园三期	1994年5月	2004年11月	23,000.00	73,301,630.63	46,933,616.33	--
碧桐海苑	1994年9月	2005年3月	10,000.00	27,016,703.43	34,021,284.83	8,400,000.00
翠沁阁	2000年6月	2004年1月	12,390.00	92,137,183.98	118,593,809.17	--
汕头金叶岛五-九期别墅	2002年12月	2007年12月	14,000.00	92,060,900.10	93,138,652.86	--
沈阳新峰商业广场*3	1993年9月		22,726.00	150,888,453.87	146,567,739.53	71,750,000.00
武汉第一城 *4	1992年12月			205,706,229.72	--	--
合 计				1,409,714,818.68	1,206,638,222.82	528,409,270

1 详细情况见附注八.(一)4； * 2详细情况见附注八.(一)1； * 3工程大部分已完工，剩余少量安装工程停工； *4本期已转让，详见附注五.28*。

（2） 开发产品

项目名称	竣工时间	帐面成本				跌价准备
		期初余额	本期增加	本期减少	期末余额	期末余额
日月阁商铺	1998年4月	1,254,795.00	--	1,254,795.00	--	--
日明、日丽阁	2000年11月	1,186,896.00	1,438,501.00	1,061,750.49	1,563,646.51	--
日升、日辉阁	2003年6月	--	22,746,328.59	20,985,265.26	1,761,063.33	--
华丰/华富大厦	2000年11月	56,845,554.65	--	20,501,015.48	36,344,539.17	12,093,396.00
景庭苑	1999年5月	18,301,321.77	--	--	18,301,321.77	1,400,000.00
东乐	1994年2月	29,407,412.12	--	9,601,225.98	19,806,186.14	4,907,450.51
绵绣大厦	1994年5月	27,896,225.71		1,025,258.23	26,870,967.48	--
南洋大厦	1985年9月	42,292,055.34	551,770.67	42,843,826.01	--	--
湖滨阁	2002年3月	3,260,393.48	--	--	3,260,393.48	--
泥岗星湖花园二期	2003年9月	--	34,863,882.34	29,753,630.96	5,110,251.38	--
汕头金叶岛二期别墅	2001年10月	9,219,331.02	1,312,367.39	8,057,500.91	2,474,197.50	--
汕头金叶岛首期别墅	1996年7月	4,516,550.75	2,902,207.23	--	7,418,757.98	--
汕头金叶岛多层公寓	1997年9月	30,649,228.59	4,912,544.24	122,665.69	35,439,107.14	--
汕头金叶岛四期别墅	2002年12月	18,318,363.64	(2,186,745.15)	5,597,356.34	10,534,262.15	--
汕头金叶岛三期别墅	2002年12月	15,610,567.09	12,508,423.42	14,716,983.15	13,402,007.36	--
黄埔新口一期	1994年10月	1,742,213.29	330,620.00	191,158.00	1,881,675.29	--
北京新峰大厦	2001年1月	--	40,440,059.23	--	40,440,059.23	--
合计		260,500,908.45	119,819,958.96	155,712,431.50	224,608,435.91	18,400,846.51

（3）出租开发产品

项目名称	帐面成本				跌价准备
	期初余额	本期增加	本期减少	期末余额	期末余额
湖滨新村	414,032.57	--	17,087.28	396,945.29	--
翠华花园	2,524,170.16	--	562,585.68	1,961,584.48	--
国际商业大厦	3,349,766.86	--	174,357.36	3,175,409.50	--
房地产大厦 *1	2,340,345.25	14,132,497.77	87,829.68	16,385,013.34	--
金城大厦	8,097,547.26	--	400,014.45	7,697,532.81	--
翠竹苑	422,811.36	--	422,811.36	--	--
翠田工业村	20,088,943.20	--	554,457.00	19,534,486.20	--
诗宁别墅	484,982.82	--	--	484,982.82	--
湖心大厦	195,240.12	--	--	195,240.12	--
文锦花园	5,031,995.06	--	206,425.92	4,825,569.14	--
东湖丽苑	831,895.48	--	21,813.36	810,082.12	--
文锦大厦	1,844,755.82	--	3,124.00	1,841,631.82	--
湖景大厦 *1	12,104,124.28	3,333,223.40	239,271.60	15,198,076.08	--
兴业大厦	1,575,945.18	--	61,292.00	1,514,653.18	--
宝安商场	3,140,508.16	--	104,678.52	3,035,829.64	--
深房广场 *2	423,081,830.79	2,528,983.81	15,707,991.31	409,902,823.29	30,115,000.00
海燕大厦 *1	1,079,284.72	25,570,287.73	15,497,222.00	11,152,350.45	--
华民大厦	3,197,933.20	--	--	3,197,933.20	--
罗湖大厦东座办公楼*	4,443,036.61	--	4,443,036.61	--	--
友谊停车场 *1	62,248,588.71	19,234,961.70	2,223,163.92	79,260,386.49	--
深房广场五六楼	59,443,088.85	--	1,665,325.37	57,777,763.48	--
合计	615,940,826.46	64,799,954.41	42,392,487.42	638,348,293.45	30,115,000.00

*1、其中增加项合计62,270,970.60元，均系从固定资产转入；

*2、其中增加项系购入深房广场房产。

（4）存货跌价准备

项目名称	期初余额	本期增加	本期减少	期末余额
过期商品	832,946.52	--	--	832,946.52
沈阳新峰商业广场	71,750,000.00	--	--	71,750,000.00
武汉第一城	113,639,420.00	--	113,639,420.00	--
怡泰中心	273,628,246.00	--	--	273,628,246.00
国兴大厦	69,907,107.00	--	--	69,907,107.00
深房广场	30,115,000.00	--	--	30,115,000.00
碧桐海苑	8,400,000.00	--	--	8,400,000.00
美国土地	104,723,917.00	--	--	104,723,917.00
华丰/华富大厦	12,093,396.00	--	--	12,093,396.00
东 乐	4,907,450.51	--	--	4,907,450.51
景庭苑	1,400,000.00	--	--	1,400,000.00
合 计	691,397,483.03	--	113,639,420.00	577,758,063.03

7、待摊费用

项 目	期初余额	本期增加	本期摊销	期末余额	结存原因
预收楼款营业税及附加	6,448,305.08	1,766,736.75	--	8,215,041.83	尚未确认收入
保险费	121,636.17	210,113.37	244,293.00	87,456.54	受益期内待摊
养路费	6,300.29	35,925.00	19,650.00	22,575.29	受益期内待摊
押金营业税金及附加	69,880.18	5,061.70	--	74,941.88	尚未确认收入
报刊费	20,128.74	201,679.08	29,303.74	192,504.08	受益期内待摊
其 他	--	865,298.56	548,071.70	317,226.86	受益期内待摊
合 计	6,666,250.46	3,084,814.46	841,318.44	8,909,746.48	

8、长期投资

项目	期初余额	本期增加	本期减少	期末余额
长期股权投资*	482,718,241.33	4,160,188.34	73,450,059.33	413,428,370.34
其中：对子公司投资	99,902,729.41	--	28,765,660.49	71,137,068.92
对合营公司投资	253,226,696.43	2,160,775.65	43,050,429.92	212,337,042.16
对联营公司投资	5,112,396.11	1,999,412.69	--	7,111,808.80
其他股权投资	124,476,419.38	--	1,633,968.92	122,842,450.46
长期债权投资**	243,914,731.64	361,773.31	--	244,276,504.95
合计	726,632,972.97	4,521,961.65	73,450,059.33	657,704,875.29
减：长期投资减值准备***	413,968,228.11	1,076,954.64	3,444,107.78	411,601,074.97
长期投资净额	312,664,744.86			246,103,800.32

* 长期股权投资

A 股票投资

被投资单位名称	股份类别	股票数量	投资比例	初始投资成本	期末余额	期末市价
吉林制药股份有限公司	法人股	18,507,500.00	13.64%	16,825,000.00	16,825,000.00	*

＊本公司于1999年7月22日及2001年1月5日与吉林省明日实业有限公司签订股权转让合同及补充协议，本公司将该股票作价27,762,000.00元转让给对方，截止期末，本公司已收讫上述股权转让款，因上述股票转让尚未获得相关政府主管部门批准，故本公司未确认上述交易实现，上述股票同等数量的流通股期末市值为92,167,350.00元。

B 其他股权投资

被投资单位名称	投资期限	初始投资额	本年权益调整	累计权益调整	期末余额	投资比例	减值准备
深圳市新峰房产交易评估有限公司 *1	1993.3-2013.3	5,140,000.00	(10,286,521.70)	(4,433,700.53)	706,299.47	30.00%	--
深圳市荣华机电工程有限公司 *2	1990.10-2010.10	5,475,954.97	(7,711,403.63)	(4,225,954.97)	1,250,000.00	25.00%	1,076,954.64
深圳市房地产综合服务公司	1983-1994.8	5,958,305.26	--	(4,917,554.18)	1,040,751.08	100.00%	1,040,751.08
深圳市深房实业发展公司	1993.10-1998.6	4,500,000.00	--	(1,945,470.91)	2,554,529.09	100.00%	2,554,529.09
深圳市特发房产建筑装修公司	1983.3-	6,542,164.49	--	1,637,839.14	8,180,003.63	100.00%	8,180,003.63
深圳市联华企业有限公司	1983.10-2013.10	10,000,000.00	--	(10,000,000.00)	--	100.00%	--
深圳市深房集团龙岗开发有限公司	1993.5-	30,000,000.00	--	(30,000,000.00)	--	100.00%	--
北京深房物业管理有限责任公司	1997.8-2012.8	500,000.00	--	(500,000.00)	--	100.00%	--
澳洲柏克顿有限公司	1988.6-	906,630.00	--	(906,630.00)	--	60.00%	--
百立有限公司	1987.9-	201,100.00	--	(201,100.00)	--	100.00%	--
加拿大长城（温哥华）有限公司	1988-2000.12	4,526.25	--	(4,526.25)	--	75.00%	--
深圳市深房建筑装饰材料公司	1989.7-	2,680,000.00	--	(2,680,000.00)	--	100.00%	--
广东省封开县联峰水泥制造有限公司		121,265,000.00		(61,910,644.68)	59,354,355.32	90.00%	59,354,355.32
DERGETTA CO., LTD		7,429.80	--	--	7,429.80	70.00%	--
深圳竹园企业有限公司	1992.8-2022.8	70,153,339.19	(5,138,139.90)	10,973,491.15	81,126,830.34	合作	18,892,047.99
广州穗新房地产公司	1992.7-	30,859,106.01	(37,912,291.03)	(30,859,106.01)	--	合作	--
深圳市沙头角南天商场	1986.7-2006.5	2,500,000.00	--	350,618.06	2,850,618.06	50.00%	--
深圳润华汽车贸易公司	1992.4-	2,000,000.00	--	(554,574.44)	1,445,425.56	50.00%	1,445,425.56
深圳八方通铁路公司	1995.1-2025.1	10,500,000.00	--	--	10,500,000.00	35.00%	--
罗浮山矿泉水饮料公司							
罗浮山旅游开发公司	1985.1-2002.12	9,600,000.00	--	--	9,600,000.00	合作	4,800,000.00
封开杏花宾馆	1990-2016	9,455,465.38	--	--	9,455,465.38	合作	9,455,465.38
昆山调峰电力有限公司		29,510,979.87	2,160,775.65	4,765,472.99	34,276,452.86	50.00%	--
江门新江房地产有限公司		9,494,754.18	--	655,215.57	8,839,538.61	合作	912，537.16

B 其他股权投资

被投资单位名称	投资期限	投资金额 初始投资额	投资金额 本年权益调整	投资金额 累计权益调整	期末余额	投资比例	减值准备
西安新峰物业商贸有限公司		25,473,600.00	--	--	25,473,600.00	合作	21,823,177.57
哈尔滨建峰科技发展公司 *3	2001.4-2016.4	18,799,905.26	--	--	18,799,905.26	合作	18,799,905.25
深圳赛博数码广场有限公司		1,800,000.00	--	(1,800,000.00)	--	45.00%	--
云南鲲鹏航空服务有限公司		4,847,046.11	43,113.16	43,113.16	4,890,159.27	25.00%	--
东益地产有限公司		265,350.00	0.06	0.06	265,350.06	20.00%	--
广发证券公司		30,880,000.00	--	--	30,880,000.00	2.00%	--
汕头新峰大厦		69,914,656.83	(236,619.28)	(473,238.56)	69,441,418.27		58,547,652.25
合计		529,204,519.69	(59,081,086.67)	(138,297,181.54)	390,907,338.15		216,852,011.01

＊1 深圳市新峰房产交易评估有限公司（以下简称新峰交易所），经本公司之最终控股股东-深圳市建设投资控股公司“深建控产批字[2000]174号”文于2000年12月6日批准，实际内部员工持股改制。2002年度，新峰交易所将注册资本从514万元减至200万元，且本公司将所持新峰交易所100%股份中70%转让给新峰交易所的内部员工。新峰交易所已于2002年12月26日办理了相关工商变更登记。本年度，新峰交易所的新老股东已确定股权转让基准日及相关权益归属，本公司已进行了相关账务处理。因此该公司与本公司关系，从控股子公司变更为联营企业。

＊2 深圳市荣华机电工程有限公司（以下简称荣华公司），经本公司之最终控股股东-深圳市建设投资控股公司“深建控产批字[2001]14号”文于2001年2月27日批准，实行内部员工持股改制，本公司持有荣华公司的股份由100%减至25%，此项股权变化已于2001年12月24日办理工商变更登记。本年度，荣华公司的新老股东已完成此项股权转让所涉及的有关资产剥离、移交等事宜，本公司已对此项股权转让进行相应账务处理。因此该公司与本公司关系，从控股子公司变更为联营企业。

＊3：详见附注八.(一)2。

C 股权投资差额

被投资单位名称	初始金额	形成原因	摊销期限	本期摊销金额	期末余额
新峰置业有限公司	13,973,496.34	溢价收购	10年	1,397,348.64	5,696,032.19

长期债权投资

公司名称	投资成本	减值准备	账面价值
西安新峰物业商贸有限公司	9,030,922.30	--	9,030,922.30
哈尔滨建峰科技发展公司*1	76,801,904.16	56,975,108.88	19,826,795.28
广东省封开县联峰投资成本	126,302,983.47	115,368,211.84	10,934,771.63
水泥制造有限公司	1,071,615.23	--	1,071,615.23
云南鲲鹏航空服务有限公司	31,047,002.66	22,405,743.24	8,641,259.42
东益地产有限公司	22,077.13	--	22,077.13
DERGETTA CO. LTD	244,276,504.95	194,749,063.96	49,527,440.99
合计			

* 1：详见附注八.(一)2。

*** 长期投资减值准备

项目	期初余额	本期增加	本期减少	期末余额
长期股权投资	219,219,164.15	1,076,954.64	3,444,107.78	216,852,011.01
其中：对子公司投资*1	74,573,746.90	--	3,444,107.78	71,129,639.12
对合营公司投资	86,097,765.00	--	--	86,097,765.00
对联营公司投资*1	--	1,076,954.64	--	1,076,954.64
其他股权投资	58,547,652.25	--	--	58,547,652.25
长期债权投资	194,749,063.96	--	--	194,749,063.96
合计	413,968,228.11	1,076,954.64	3,444,107.78	411,601,074.97

*1：如附注五.8B*2所述，深圳市荣华机电工程有限公司与本公司关系，从控股子公司变更为联营企业。本公司相应进行账务处理，包括转销部分减值准备。

9、 固定资产及累计折旧

固定资产类别	期初余额	合并报表范围变化转入*1	本期增加	本期减少*2	期末余额
原 值					
房屋建筑物	450,452,594.36	303,514.11	7,369,823.56	96,642,105.56	361,483,826.47
运输工具	31,618,899.95	1,151,165.00	1,780,791.00	13,996,614.40	20,554,241.55
机器设备	58,250,403.07	--	--	1,271,936.78	56,978,466.29
电子设备及其他	51,483,202.03	538,385.33	2,187,071.69	1,171,257.97	53,037,401.08
合 计	591,805,099.41	1,993,064.44	11,337,686.25	113,081,914.71	492,053,935.39
累计折旧					
房屋建筑物	154,026,144.63	261,338.40	20,091,649.14	31,083,649.62	143,295,482.55
运输工具	24,598,251.40	1,082,927.90	1,960,191.69	11,993,007.56	15,648,363.43
机器设备	17,281,445.32	--	778,608.30	488,408.39	17,571,645.23
电子设备及其他	22,718,013.78	420,627.94	1,587,771.19	1,043,033.62	23,683,319.29
合 计	218,623,855.13	1,764,894.24	24,418,220.32	44,608,099.19	200,198,810.50
净 值	373,181,244.28				291,855,124.89
减：固定资产减值准备*3	1,444,668.90				1,444,668.90
净 额	371,736,575.38				290,410,455.99

* 1本期转入，系如附注四.4所述，由于合并范围增加而转入相应公司之期初固定资产余额。

* 2本期转入存货的净值金额为62,270,970.60元，如附注五.6（3）所述。

固定资产抵押详见附注九。

* 3 固定资产减值准备

类别	期初余额	本期增加	本期转出	本期减少	期末余额
房屋建筑物	1,312,940.94	--	--	--	1,312,940.94
运输工具	48,134.41	--	--	--	48,134.41
机器设备	67,587.58	--	--	--	67,587.58
电子设备及其他	16,005.97	--	--	--	16,005.97
合 计	1,444,668.90	--	--	--	1,444,668.90

10、 在建工程

工程名称	预算数（万元）	期初余额	本期增加额	本期转入固定资产	其他减少额	期末余额	资金来源	工程投入占预算比例
竹园公寓*	2840	38,256,853.49	--	--	--	38,256,853.49	自筹	已超支
减:减值准备		--				--		
净 额		38,256,853.49				38,256,853.49		

* 详见附注八.(一) 3。

11、 无形资产

类别	取得方式	原值	期初余额	本期增加额	本期转出	本期摊销额	累计摊销额	期末余额	剩余摊销年限
汕头金叶岛土地使用权	购置	63,052,791.06	46,921,546.49	14,603,974.12	--	771,083.49	2,298,353.94	60,754,437.12	60年
出租小汽车营运牌照	购置	4,600,000.00	1,305,363.00	--	--	712,800.00	4,007,437.00	592,563.00	4年
软件	购置	200,582.60	155,074.46	--	--	40,121.52	85,629.66	114,952.94	2年
合计			48,381,983.95	14,603,974.12	--	1,524,005.01	6,391,420.60	61,461,953.06	
减:减值准备*			4,170,147.33					4,170,147.33	
净额			44,211,836.62					57,291,805.73	

无形资产减值准备

项目	期初余额	本期增加	本期转出	本期减少	期末余额
汕头金叶岛土地使用权	4,170,147.33	--	--	--	4,170,147.33

12、 长期待摊费用

项目	原始发生额	期初余额	本期增加额	本期摊销额	累计摊销额	期末余额
装修费	5,487,393.03	3,613,419.01	1,200,329.53	1,633,633.11	2,307,277.60	3,180,115.43
临时建筑	3,905,175.22	2,384,750.22	20,425.00	750,000.00	2,250,000.00	1,655,175.22
其他	912,769.33	585,430.57	75,643.14	108,808.42	360,504.04	552,265.29
合计	10,305,337.58	6,583,599.80	1,296,397.67	2,492,441.53	4,917,781.64	5,387,555.94

13、 短期借款

借款条件及币种	月利率	2003.12.31		2003.12.31	
		原币	折人民币	原币	折人民币
抵押借款:					
人民币	3.78‰-6.3‰	396,920,060.00	396,920,060.00	463,000,000.00	463,000,000.00
美元	2.8125‰	2,900,000.00	24,006,490.00	4,900,000.00	40,562,690.00
港币	4.425‰	137,000,000.00	145,411,800.00	144,500,000.00	168,372,300.00
保证借款:					
人民币	3.85‰-4.8675‰	101,881,693.81	101,881,693.81	125,552,877.10	125,552,877.10
英镑	3.53‰	121,267.20	1,002,273.41	--	--
合计			669,222,317.22		797,487,867.10

其中：已逾期的借款

贷款单位	金额	贷款利率	贷款资金用途	预计还款期
农行沈河支行	RMB13,140,000.00	5.85‰	商品房开发贷款	尚在协商展期

14 、 应付账款

本公司无三年以上的大额应付账款。应付账款本期期末余额中无应付持本公司 5% 以上表决权资本的股东款项，应付其他关联单位款项详见附注七 .3 。

15 、 预收账款

账龄	2003.12.31		2002.12.31	
	金额	比例	金额	比例
1年以内	116,057,739.35	55.12%	87,390,237.55	45.77%
1-2年	12,594,946.32	5.98%	27,950,685.71	14.64%
2-3年	26,049,733.40	12.37%	61,256,884.68	32.09%
3年以上	55,852,312.33	26.53%	14,314,910.27	7.50%
合计	210,554,731.40	100	190,912,718.21	100

超过一年以上的大额预收账款结存的主要原因在于预售的楼宇尚未办妥验收手续，预收账款未结转收入。

本期主要预收房款：

项目名称	期初余额	期末余额	预计竣工时间	预售比例
怡泰中心	72,970,092.40	72,970,092.40	已竣工	21.44%
泥岗星湖花园二期	37,330,595.81	6,559,712.92	已竣工	81.29%
翠沁阁	--	82,876,918.10	已竣工	82.87%
汕头金叶岛国际花园一、三、四期	22,723,212.60	10,095,938.74	已竣工	61.03%
沈阳新峰商业广场	3,430,346.00	1,950,064.00	2005年	1.18%
小计	136,454,246.81	174,452,726.16		

16、 应交税金

税 种	2003.12.31	2002.12.31
增值税	(318,510.93)	(1,548,380.38)
营业税金及附加	5,795,532.77	4,129,868.69
企业所得税	(2,411,982.62)	(222,619.92)
个人所得税	236,495.29	964,949.62
房产税	515,406.73	2,591,608.76
其 他	194,546.49	7,226.87
合 计	4,011,487.73	5,922,653.64

17、其他应付款

大额其他应付款如下：

债权人	金额	帐龄	款项性质或内容	未偿还原因	期后是否偿还
深圳市建设投资控股有限公司	50,000,000.00	三年以上	借款及国有股配股准备金	*1	否
国兴大厦暂收款	46,365,000.00	三年以上	暂收楼款	*2	否
业主及租户押金往来金等	26,612,184.34	历年形成	押金及往来款	未结算	否
吉林省明日实业有限公司	27,762,000.00	三年以上	吉林制药法人股股权转让款	*3	否

*1 应付持本公司5%以上表决权资本的股东款项。

*2 详见附注八.(一)1。

*3 详见附注五.8A。

应付其他关联单位款项详见附注七.3。

18、预提费用

项 目	2003.12.31	2002.12.31
诉讼及仲裁损失	53,391,450.72	51,022,447.72
工程配套款	30,913,703.43	39,043,376.62
利 息	1,665,884.93	6,677,323.16
水电费	1,356,569.42	726,220.13
土地使用费	544,445.34	544,445.34
其 他	689,841.27	675,788.00
合 计	88,561,895.11	98,689,600.97

19、一年内到期的长期负债

项 目	2003.12.31	2002.12.31
一年内到期的长期借款*	7,784,946.52	37,274,347.05

一年内到期的长期借款

借款单位	借款类别	月利率	币种	原币	折本位币
南洋商业银行**	抵押	9.375□	HKD	7,334,601.96	7,784,946.52

** 已于期后偿还。

20、长期借款

借款条件及币种	月利率‰	借款期限	2003.12.31 原币	2003.12.31 折人民币	2003.12.31 原币	2003.12.31 折人民币
抵押借款：						
人民币	5.2613	2003.1.15-2006.1.05	20,000,000.00	20,000,000.00	--	--
人民币	5.2813	2003.1,07-2005.1.06	15,000,000.00	15,000,000.00	--	--
合计				35,000,000.00		--

21、长期应付款

债权人	币种	原币	折人民币
Autoncourt Co.,Ltd	港币	8,122,500.00	8,621,221.50
Heykar Investment Ltd	港币	4,021,250.00	4,268,154.75
物业管理维修基金	人民币	5,182,204.29	5,182,204.29
合 计			18,071,580.54

22、其他长期负债

项 目	2003.12.31	2002.12.31
待转销汇兑收益	515,100.00	1,030,200.00

23、股 本

项 目	期初余额	本期增（减）变动 增发	配股	送股	公积金转股	其他	小计	期末余额
一、尚未流通股份								
发起人股份	743,820,000.00	--	--	--	--	--	--	743,820,000.00
其中:								
国家股	743,820,000.00	--	--	--	--	--	--	743,820,000.00
尚未流通股份合计	743,820,000.00	--	--	--	--	--	--	743,820,000.00
二、已流通股份								
境内上市的	147,840,000.00	--	--	--	--	--	--	147,840,000.00
人民币普通股	120,000,000.00	--	--	--	--	--	--	120,000,000.00
境内上市的外资股								
已流通股份合计	267,840,000.00	--	--	--	--	--	--	267,840,000.00
三、股份总数	1,011,660,000.00	--	--	--	--	--	--	1,011,660,000.00

24、资本公积

项目	期初余额	本期增加	本期减少	期末余额
股本溢价	557,433,036.93	--	--	557,433,036.93
资产评估增值	293,136,904.90	--	--	293,136,904.90
债务重组收益	10,870,200.00	--	--	10,870,200.00
股权投资准备	248,968.65	1,226,514.22	--	1,475,482.87
其 他*	93,742,251.23	--	--	93,742,251.23
合 计	955,431,361.71	1,226,514.22	--	956,657,875.93

* 系经确定无须再缴纳的土地增值费转入数，详见附注二.21。

25、盈余公积

项 目	期初余额	本期增加	本期减少	期末余额
法定盈余公积	3,316,260.76	--	--	3,316,260.76
任意盈余公积	--	--	--	--
小 计	3,316,260.76	--	--	3,316,260.76
法定公益金	115,594,426.18	--	--	115,594,426.18
合 计	118,910,686.94	--	--	118,910,686.94

26、未分配利润

	2003.12.31	2002.12.31
净利润	11,351,725.49	14,044,057.06
加：期初未分配利润	(927,940,038.50)	(941,984,095.56)
减：提取法定盈余公积	--	--
提取公益金	--	--
提取任意盈余公积金	--	--
分配股利	--	--
期末余额	(916,588,313.01)	(927,940,038.50)

本公司本期实现净利润11,351,725.49元，加期初未分配利润-927,940,038.50元，可供分配利润916,588,313.01元，故本公司本期无利润分配计划。

27、主营业务收入及成本

分行业信息

	营业收入		营业成本		营业毛利	
行 业	2003年	2002年	2003年	2002年	2003年	2002年
房地产开发	324,939,204.42	218,666,854.34	217,504,777.08	163,795,154.91	107,434,427.34	54,871,699.43
房屋租赁收入	82,643,276.95	91,246,445.62	27,335,775.02	32,453,744.99	55,307,501.93	58,792,700.63
建筑施工安装	92,777,723.35	73,147,158.43	83,084,763.59	64,070,801.35	9,692,959.76	9,076,357.08
物业管理 旅游酒店	64,341,831.57	62,322,291.49	58,055,974.55	57,559,536.93	6,285,857.02	4,762,754.56
饮食服务	11,993,595.37	17,527,905.98	13,562,670.34	14,009,990.78	(1,569,074.97)	3,517,915.20
商品流通	409,822,827.62	299,417,848.86	395,803,174.47	283,626,745.47	14,019,653.15	15,791,103.39
其 他	10,921,001.18	12,518,977.38	3,728,866.96	3,506,018.71	7,192,134.22	9,012,958.67
内部抵销	35,055,907.42	26,795,389.12	52,495,258.28	24,029,640.97	(17,439,350.86)	2,765,748.15
合 计	962,383,553.04	748,052,092.98	746,580,743.73	594,992,352.17	215,802,809.31	153,059,740.81

分地域信息

项目	营业收入		营业成本		营业毛利	
	2003年	2002年	2003年	2002年	2003年	2002年
境 内	989,381,294.17	770,866,087.43	793,259,810.30	617,356,667.77	196,121,483.87	153,509,419.66
境 外	8,058,166.29	3,981,394.67	5,816,191.71	1,665,325.37	2,241,974.58	2,316,069.30
内部抵销	35,055,907.42	26,795,389.12	52,495,258.28	24,029,640.97	(17,439,350.86)	2,765,748.15
合 计	962,383,553.04	748,052,092.98	746,580,743.73	594,992,352.17	215,802,809.31	153,059,740.81

本期收入前五位客户销售额合计169,197,758.76元，占全部收入的17.58%。

28、其他业务利润

项目	营业收入		营业成本				营业毛利	
	2003年	2002年	2003年	2002年	2003年	2002年	2003年	2002年
房租及水								
电管理费	10,118,309.54	18,299,184.14	4,197,595.61	3,063,574.34	268,822.07	741,072.94	5,651,891.86	14,494,536.86
承包费	775,117.61	3,930,935.50	--	--	--	125,282.33	775,117.61	
武汉项目								3,805,653.17
土地转让*	150,000,000.00	--	146,114,591.29	--	2,224,800.00	--	1,660,608.71	--
其 他	2,985,704.68	1,116,808.90	--	88,346.29	294,031.81	47,344.17	2,691,672.87	981,118.44
合 计	163,879,131.83	23,346,928.54	150,312,186.90	3,151,920.63	2,787,653.88	913,699.44	10,779,291.05	19,281,308.47

* 武汉项目土地转让：系本公司之持股55%的子公司新峰房地产开发建筑（武汉）有限公司将该公司拥有的土地使用权，面积共计33933平方米，由武汉市土地整理储备供应中心收回。该中心给与该公司的土地补偿费150,000,000.00元，该土地在该公司的原账面余额227,831,649.72元，已计提存货跌价损失准备113,639,420.00元，支付相关销售费用31,922,361.57元，支付相关税金2,224,800.00元。

29、 财务费用

项 目	2003年	2002年
利息支出	51,828,162.13	107,647,233.71
减：利息收入	6,414,070.52	10,629,350.33
汇兑损失	788,318.91	935,234.46
减：汇兑收益	1,045,518.21	1,374,142.01
其 他	138,390.48	487,097.00
合 计	45,295,282.79	97,066,072.83

本期财务费用较上期减少53.34%，其主要原因系本期较上期的借款占用资金金额和时间减少及借款利率降低所致。借款利率降低包括已偿还历史遗留的高利率借款和本期经与银行协商降低部分现存借款利率。

30、 投资收益

项 目	2003年	2002年
股票投资收益	60,745.03	56,241.98
债权投资收益	--	12,265,830.56
联营或合营企业分配来的利润	25,803,352.81	--
年末调整的被投资公司权益净增减的金额	（3,977,837.41）	(40,423,202.93)
股权投资差额摊销	（1,397,348.64）	(1,397,348.64)
股权投资转让收益*	（10,113,136.66）	180,342,548.95
计提长期投资减值准备	--	(351,847.82)
其他投资收益	--	5,384,530.86
合 计	10,375,775.13	155,876,752.96

* 本年数系本公司转让子公司--深圳深房（集团）上海房地产开发公司的全部权益的损失。

31、 补贴收入

项 目	2003年	2002年
旅游局非典补贴	187,636.00	--

32、 营业外收入

项目	2003年	2002年
违约金收入	90,855.02	2,719,481.58
罚款收入	2,400.00	28,113.20
处置固定资产净收益	589,187.67	186,482.97
其他	536,895.72	330,376.57
合计	1,219,338.41	3,264,454.32

33、 营业外支出

项 目	2003年	2002年
违约金及罚款支出	1,125,846.58	2,747,546.27
诉讼仲裁赔偿损失	46,522.52	948,026.29
处置固定资产净损失	75,311.46	47,480.05
捐赠支出	50,000.00	44,000.00
其 他	401,651.00	99,062.74
合 计	1,699,331.56	3,886,115.35

34、 收到的其他与经营活动有关的现金

项 目	2003年
其他货币资金增加	58,871,374.03
关联公司往来	23,987,396.36
保证金	20,921,842.00
外部企业往来	7,786,778.15
利息收入	4,108,022.08
代收水电费	3,489,587.50
维修基金	3,449,994.29
违约金收入	2,486,142.66
押 金	1,573,432.83
其 他	13,995,772.28
合 计	140,677,342.18

35、 支付的其他与经营活动有关的现金

项 目	2003年
保证金	19,692,233.63
关联公司往来	16,380,000.00
律师费	11,340,351.33
维修费	7,399,687.65
代理费	5,977,925.94
诉讼费	5,445,837.41
业务招待费	5,265,977.09
办公费	4,295,468.18
手续费	3,943,694.79
广告费	2,355,150.89
保险费	2,224,808.89
差旅费	1,748,317.05
审计费	1,242,822.91
运输费	1,209,174.69
外部企业往来	1,171,824.59
汽车费用	1,053,177.17
租 金	1,008,136.30
劳务费	1,007,916.47
水电费	982,422.88
违约金	886,900.00
土地使用费	824,592.28
物料消耗	695,603.65
咨询费	547,950.00
其 他	7,873,670.13
合 计	104,573,643.92

36、 现金和现金等价物调节表

项 目	2003.12.31	2002.12.31
货币资金余额（附注五.1）	262,808,561.34	249,340,886.37
减：其他货币资金	87,621,454.39	146,492,828.42
现金及现金等价物	175,187,106.95	102,848,057.95

六、母公司财务报表主要项目附注

1、 应收账款

账龄	2003.12.31			2002.12.31		
	金额	比例%	坏账准备	金额	比例%	坏账准备
1年以内	98,369,881.05	86.74	983,698.81	49,614,194.29	76.84	--
1-2年	1,345,328.25	1.19	13,453.28	1,333,043.50	2.06	--
2-3年	1,345,328.25	1.19	13,453.28	1,301,933.50	2.02	--
3年以上	12,345,328.25	10.88	123,483.29	12,317,488.50	19.08	--
合计	113,405,865.80	100	1,134,088.66	64,566,659.79	100	--

2、 其他应收款

	2003.12.31			2002.12.31		
账龄	金额	比例%	坏账准备	金额	比例%	坏账准备
1年以内	99,400,106.20	6.33	11,630,070.23	61,281,401.12	3.40	--
1-2年	59,673,204.97	3.80	22,880,838.94	231,893,202.28	12.87	36,729,160.36
2-3年	128,013,160.56	8.15	22,676,774.32	117,195,645.72	6.50	--
3年以上	1,283,095,746.46	81.72	765,797,259.97	1,391,897,275.04	77.23	890,699,552.57
合计	1,570,182,218.19	100	822,984,943.46	1,802,267,524.16	100	927,428,712.93

3、 存 货

	2003.12.31		2002.12.31	
项目	金 额	跌价准备	金额	跌价准备
开发成本	849,432,105.80	351,935,353.00	825,343,924.33	351,935,353.00
开发产品	109,693,659.42	18,400,846.51	183,498,093.24	18,400,846.51
出租开发产品	580,570,529.97	30,115,000.00	556,497,737.61	30,115,000.00
合计	1,539,696,295.19	400,451,199.51	1,565,339,755.18	400,451,199.51

4、 长期投资

项目	期初余额	本期增加	本期减少	期末余额
长期股权投资*	479,837,089.91	14,211,908.09	65,627,108.27	428,421,889.73
其中：对子公司投资	242,312,584.99	12,255,608.62	41,918,300.45	212,649,893.16
对合营公司投资	113,048,085.54	--	22,074,838.90	90,973,246.64
对联营公司投资	--	1,956,299.47	--	1,956,299.47
其他股权投资	124,476,419.38	--	1,633,968.92	122,842,450.46
长期债权投资	--	--	--	--
合 计	479,837,089.91	14,211,908.09	65,627,108.27	428,421,889.73
减：长期投资减值准备**	118,329,188.85	1,076,954.64	3,444,107.78	115,962,035.71
长期投资净额	361,507,901.06			312,459,854.02

* 长期股权投资

A. 股票投资

被投资单位名称	股份类别	股票数量	投资比例	初始投资成本	期末余额	期末市价
吉林制药股份有限公司	法人股	18,507,500.00	13.64%	16,825,000.00	16,825,000.00	*1

*1 如附注五.8A所述。

B. 其他股权投资

公司名称	投资期限	初始投资金额	本期权益调整	累计权益增(减)	期末余额	直接投资比例	间接投资比例	减值准备
深圳经济特区房地产(集团)广州房地产有限公司	1997.8-2003.1	20,000,000.00	67,819.15	73,023.36	20,073,023.36	100%	--	--
深圳市深房集团宝安开发有限公司	1993.5-2013.5	19,000,000.00	9,201,210.64	10,354,192.82	29,354,192.82	95%	5%	--
深圳市深房百货有限公司	1998.6-2008.6	9,500,000.00	(4,143,179.76)	(735,912.58)	8,764,087.42	95%	5%	--
深圳市物业管理有限公司	1986.12-2016.12	6,887,500.00	(1,178,226.03)	25,099,240.99	31,986,740.99	95%	5%	--
深圳市新峰房产交易评估有限公司	1993.3-2013.3	4,883,000.00	(10,029,521.70)	(4,176,700.53)	706,299.47	30%	--	--
深圳市深房保税贸易有限公司	1994.5-2014.5	4,750,000.00	863,658.97	(2,485,311.03)	2,264,688.97	95%	5%	--
深圳市深房投资有限公司	1997.9-2027.9	9,000,000.00	(80,499.40)	(308,164.77)	8,691,835.23	90%	10%	--
深圳市竹园通小汽车出租有限公司	1996.10-2006.10	11,809,500.00	154,929.77	(213,676.21)	11,595,823.79	100%	--	--
深圳圳通工程有限公司		4,600,000.00	1,905,321.03	4,364,390.88	8,964,390.88	73%	27%	--
深圳深房停车场有限公司	1995.4-2015.4	29,750,000.00	(281,027.31)	178,743.20	29,928,743.20	70%	30%	--
深圳海燕大酒店有限公司	1993.10-2013.10	20,430,000.00	(6,981,366.65)	10,109,163.78	30,539,163.78	68.1%	31.9%	--
深圳市华展建设监理有限公司	1994.11-2009.11	6,000,000.00	62,669.06	(991,690.27)	5,008,309.73	75%	--	--
深圳市数码港投资有限公司	2000.5-2010.5	14,000,000.00	(3,064,546.84)	(508,670.81)	13,491,329.19	70%	--	--
新峰企业有限公司	1987.2-	556,500.00	--	(556,500.00)	--	100%	--	--
新峰置业有限公司	1992.5-	902,000.00	--	(902,000.00)	--	82%	--	--
美国长城地产有限公司	1988.4-	1,435,802.00	--	(1,435,802.00)	--	70%	--	--
启禄有限公司	1993.4-	214,000.00	--	(1,720.00)	212,280.00	20%	80%	--
深圳市荣华机电工程有限公司	1990.10-2010.10	4,975,954.97	(7,211,403.63)	(3,725,954.97)	1,250,000.00	25%	--	1,076,954.64
深圳市房地产综合服务公司	1983-1994.8	5,958,305.26	--	(4,917,554.18)	1,040,751.08	100%	--	1,040,751.08
深圳市深房实业发展公司		4,500,000.00	--	(1,945,470.91)	2,554,529.09	100%	--	2,554,529.09
深圳市特发房产建筑装修公司		6,542,164.49	--	1,637,839.14	8,180,003.63	100%	--	8,180,003.63
深圳市联华企业有限公司	1983.10-2013.10	10,000,000.00	--	(10,000,000.00)	--	100%	--	--

B. 其他股权投资

公司名称	投资期限	初始投资金额	本期权益调整	累计权益增（减）	期末余额	直接投资比例	间接投资比例	减值准备
深圳市深房集团龙岗开发有限公司	1993.5-	28,500,000.00	--	(28,500,000.00)	--	100%	--	--
北京深房物业管理有限责任公司	1997.8-2012.8	500,000.00	--	(500,000.00)	--	100%	--	--
澳洲柏克顿有限公司	1988.6-	906,630.00	--	(906,630.00)	--	60%	--	--
百立有限公司	1987.9-	201,100.00	--	(201,100.00)	--	100%	--	--
加拿大长城（温哥华）有限公司	1988-2000.12	4,526.25	--	(4,526.25)	--	75%	--	--
北京新峰房地产开发经营有限公司	1994.5-	55,483,888.90	(6,992,229.66)	(55,483,888.90)	--	75%	25%	--
深圳市深房建筑装饰材料公司	1989.7-	2,680,000.00	--	(2,680,000.00)	--	100%	--	--
深圳竹园企业有限公司	1992.8-2022.8	36,179,040.40	(5,138,139.90)	10,973,491.15	47,152,531.55	合作	合作	18,892,047.99
广州穗新房地产公司	1992.7-	16,936,700.00	(16,936,700.00)	(16,936,700.00)	--	合作	--	--
深圳市沙头角南天商场	1986.7-2006.5	2,500,000.00	--	350,618.06	2,850,618.06	50%	--	--
深圳润华汽车贸易公司	1992.4-	2,000,000.00	--	(554,574.44)	1,445,425.56	50%	--	1,445,425.56
深圳八方通铁路公司	1995.1-2025.1	10,500,000.00	--	--	10,500,000.00	35%	--	--
罗浮山矿泉水饮料公司	1991.6-	9,969,206.09	--	--	9,969,206.09	合作	--	9,969,206.09
罗浮山旅游开发公司	1985.1-2002.12	9,600,000.00	--	--	9,600,000.00	合作	--	4,800,000.00
蜂开杏花宾馆	1990-2016	9,455,465.38	--	--	9,455,465.38	合作	--	9,455,465.38
广发证券公司		30,880,000.00	--	--	30,880,000.00	2.45%	--	--
汕头新峰大厦		69,914,657.83	(236,619.28)	(473,239.56)	69,441,418.27	--	--	58,547,652.25
合 计		481,905,941.57	(50,017,851.54)	(76,005,084.03)	405,900,857.54			115,962,035.71

C. 股权投资差额

被投资单位名称	初始金额	形成原因	摊销期限	摊销方法	本期摊销金额	期末余额
新峰置业有限公司	13,973,496.34	溢价收购	10年	直线法	1,397,348.64	5,696,032.19

** 长期投资减值准备

项目	期初余额	本期增加	本期减少	期末余额
长期股权投资	118,329,188.85	1,076,954.64	3,444,107.78	115,962,035.71
其中：对子公司投资	15,219,391.58	--	3,444,107.78	11,775,283.80
对合营公司投资	44,562,145.02	--	--	44,562,145.02
对联营公司投资	--	1,076,954.64	--	1,076,954.64
其他股权投资	58,547,652.25	--	--	58,547,652.25
合计	118,329,188.85	1,076,954.64	3,444,107.78	115,962,035.71

5、主营业务收入与成本

业 务	2003年	2002年	2003年	2002年	2003年	2002年
房地产开发	231,035,959.81	143,611,689.61	135,299,285.16	103,003,589.68	95,736,674.65	40,608,099.93
房屋租赁	45,038,583.89	43,812,963.52	19,646,828.56	22,597,946.65	25,391,755.33	21,215,016.87
停车费	963,034.00	761,117.00	401,580.93	401,580.93	561,453.07	359,536.07
合 计	277,037,577.70	188,185,770.13	155,347,694.65	126,003,117.26	121,689,883.05	62,182,652.87

6、投资收益

项 目	2003年	2002年
联营或合营企业分配来的利润	16,478,178.26	--
年末调整的被投资公司权益净		
增减的金额（纳入合并范围）	(11,084,026.56)	6,395,942.84
年末调整的被投资公司权益净		
增减的金额（未纳入合并范围）	(6,138,613.05)	(16,324,316.80)
股权投资差额摊销	(1,397,348.64)	(1,397,348.64)
股权投资转让收益	(10,113,136.66)	--
其他投资收益	--	5,151,529.28
合 计	(12,254,946.65)	(6,174,193.32)

7、 现金和现金等价物调节表

项 目	2003年	2002年
货币资金余额	109,842,355.55	137,372,999.90
减：其他货币资金	67,941,964.16	124,123,441.75
现金及现金等价物	41,900,391.39	13,249,558.15

七、 关联方关系及其交易

1、 关联方关系

存在控制关系的关联方

本公司除如附注四.1及附注四.2所述以外，尚有下列存在控制关系的关联方：

关联方名称	经济性质或类型	法定代表人	注册地址	与本公司关系	主营业务
深圳市建设投资控股有限公司	全民所有制	张宜均	深圳	母公司	*

* 工业与民用建筑的总承包、建筑施工、设计、地盘管理、房地产开发、商品房经营等。

存在控制关系的关联方的注册资本及其变化

关联方名称	年初数	本年增加数	本年减少数	年末数
深圳市建设投资控股有限公司	150,000万元	--	--	150,000万元

其他存在控制关系的关联方的注册资本及其变化如附注四.1及附注四.2所述，本期无变化。

存在控制关系的关联方所持股份及其变化

关联方名称	期初余额	本期增加	本期减少	期末余额	直接比例	间接比例
深圳经济特区房地产（集团）广州房地产有限公司	20,000,000.00	--	--	20,000,000.00	100%	--
深圳市深房集团宝安开发有限公司	19,000,000.00	--	--	19,000,000.00	95%	5%
深圳市深房百货有限公司	9,500,000.00	--	--	9,500,000.00	95%	5%
深圳市物业管理有限公司	6,887,500.00	--	--	6,887,500.00	95%	5%
深圳市深房保税贸易有限公司	4,750,000.00	--	--	4,750,000.00	95%	5%
深圳市深房投资有限公司	9,000,000.00	--	--	9,000,000.00	90%	10%
深圳市竹园通小汽车出租有限公司	11,809,500.00	--	--	11,809,500.00	100%	--
深圳圳通工程有限公司	7,300,000.00	--	--	7,300,000.00	73%	27%
深圳深房停车场有限公司	29,750,000.00	--	--	29,750,000.00	70%	30%
深圳海燕大酒店有限公司	20,430,000.00	--	--	20,430,000.00	68.1%	31.9%
深圳市华展建设监理有限公司	6,000,000.00	--	--	6,000,000.00	75%	--
深圳市数码港投资有限公司	14,000,000.00	--	--	14,000,000.00	70%	--
新峰企业有限公司	556,500.00	--	--	556,500.00	100%	--
新峰置业有限公司	902,000.00	--	--	902,000.00	82%	--
美国长城地产有限公司	1,435,802.00	--	--	1,435,802.00	70%	--
启禄有限公司	212,280.00	--	--	212,280.00	20%	80%
深圳市房地产综合服务公司	5,958,305.26	--	--	5,958,305.26	100%	--
深圳市深房实业发展公司	4,500,000.00	--	--	4,500,000.00	100%	--
深圳市特发房产建筑装修公司	6,542,164.49	--	--	6,542,164.49	100%	--
深圳市联华企业有限公司	10,000,000.00	--	--	10,000,000.00	100%	--
深圳市深房集团龙岗开发有限公司	28,500,000.00	--	--	28,500,000.00	100%	--
北京深房物业管理有限责任公司	500,000.00	--	--	500,000.00	100%	--
澳洲柏克顿有限公司	906,630.00	--	--	906,630.00	60%	--
百立有限公司	201,100.00	--	--	201,100.00	100%	--
加拿大长城（温哥华）有限公司	4,526.25	--	--	4,526.25	75%	--
北京新峰房地产开发经营有限公司	55,483,888.90	--	--	55,483,888.90	75%	25%
深圳市深房建筑装饰材料公司	2,680,000.00	--	--	2,680,000.00	100%	--
深圳市罗湖区社区信息资讯服务中心	500,000.00	--	--	500,000.00	--	100%
深圳市数码港信息技术培训中心	600,000.00	--	--	600,000.00	--	100%
深圳市数码港通信有限公司	1,800,000.00	--	--	1,800,000.00	--	90%
广东省封开县联峰水泥制造有限公司	121,265,000.00	--	--	121,265,000.00	--	90%
深圳深房（集团）上海房地产开发公司	30,000,000.00	--	*1	--	--	--
深圳市新峰房产交易评估有限公司	4,883,000.00	--	*2	600,000.00	30%	--
深圳市荣华机电工程有限公司	4,500,000.00	--	*3	1,125,000.00	25%	--

*1 深圳深房（集团）上海房地产开发公司(以下简称上海公司)，经本公司之最终控股股东-深圳市建设投资控股公司“深建控产批字[2002]75号”文于2002年11月6日批准，本公司将所持上海公司100%股权和对其债权本息共作价人民币4500万元转让给优理实业有限公司（以下简称“受让方”）。本年度，本公司已完成有关股权转让手续，并已进行了相关账务处理。

*2详见附注五、8B*1。 *3详见附注五、8B*2。

不存在控制关系的关联方关系的性质

关联方名称	与本企业的关系
深圳竹园企业有限公司	合营公司
广州穗新房地产公司	合营公司
深圳润华汽车贸易公司	合营公司
深圳八方通铁路公司	合营公司
罗浮山矿泉水饮料公司	合营公司
罗浮山旅游开发公司	合营公司
昆山调峰电力有限公司	合营公司
江门新江房地产有限公司	合营公司
西安新峰物业商贸有限公司	合营公司
深圳赛博数码广场有限公司	联营公司
云南鲲鹏航空服务有限公司	联营公司
深圳市新峰房产交易评估有限公司	联营公司
深圳市荣华机电工程有限公司	联营公司

2、 交 易

工 程 施 工

关联方名称	本年数		上年数	
	金额	占年度开发成本增加百分比	金额	占年度开发成本增加百分比
深圳市荣华机电工程有限公司	459,049.80	0.09%	272,000.00	1.02%

定价政策：工程招标定价。

接受担保及支付担保费

项 目	本年数	上年数
深圳市建设投资控股有限公司	60,000,000.00	--

接受担保所支付的担保费用共计人民币177,000.00元。

3、关联方应收应付款项

项 目	关联方名称	年末余额		占全部应收（付）款项余额的比重	
		2003.12.31	2002.12.31	2003.12.31	2002.12.31
其他应收款	罗浮山矿泉水饮料公司	10,465,168.81	10,465,168.81	3.17%	2.07%
	深圳润华汽车贸易公司	3,072,764.42	3,072,764.42	0.93%	0.61%
	广东省封开县联峰水泥厂制造公司	7,013,662.73	7,401,422.40	2.13%	1.46%
	西安新峰物业商贸有限公司	12,384,130.00	7,516,730.00	3.76%	1.49%
	深圳市联华企业公司				
	北京新峰房地产开发	20,518,031.23	16,026,216.60	6.22%	3.17%
	经营有限公司 *1	--	39,626,903.29	--	7.83%
	加拿大长城（温哥华）有限公司	89,035,748.07	89,050,541.04	27.00%	17.60%
	澳洲柏克顿有限公司	12,559,290.58	12,559,290.58	3.81%	2.48%
	深圳市房地产综合服务公司	881,390.22	798,665.11	0.27%	0.16%
	深圳市深房建筑装饰材料公司	7,907,306.71	8,241,306.70	2.40%	1.63%
	昆山调峰电力有限公司	8,330,529.10	--	2.53%	0.00%
	深圳市荣华机电工程有限公司	2,950,223.46	882,395.56	0.89%	0.17%
	深圳市竹园企业有限公司	11,208,401.01	8,269,187.79	3.40%	1.63%
	深圳市深房集团龙岗开发有限公司	44,398,486.86	42,968,486.86	13.46%	8.49%
	深圳市数码港通信有限公司 *1	--	8,000,000.00	--	1.58%
	深圳八方通铁路公司	12,623,115.50	25,623,115.50	3.83%	5.06%
应 收 账 款	深圳深房（集团）上海房地产开发公司 *2	--	148,919,483.21	--	29.43%
其他应付款	深圳赛博数码广场有限公司	889,143.74	2,780,544.30	0.49%	2.09%
	深圳市新峰房产交易评估有限公司	6,279,740.48	7,099.851.77	3.47%	5.34%
	深圳市联华企业公司	--	250,033.90	--	0.05%
	北京新峰房地产开发经营有限公司 *1	--	5,000,000.00	--	0.96%
	深圳市特发房产建筑装修公司	1,028,012.16	1,028,012.16	0.29%	0.20%
	深圳市荣华机电工程有限公司	--	706,809.81	--	0.14%
长期应付款	深圳市竹园企业有限公司	30,548,643.53	27,815,006.84	8.76%	5.35%
应 付 股 利	深圳市建设投资控股有限公司	50,000,000.00	50,000,000.00	14.33%	9.62%
	深圳市新峰房产交易评估有限公司	3,831,260.69	18,756,230.20	1.10%	3.61%
	广州穗新房地产公司 *3	--	35,922,200.36	--	65.62%
	深圳市建设投资控股有限公司	138,764,000.00	138,764,000.00	100%	100%

*1 如附注四.4所述，由于合并范围变更，上期未纳入合并，而本期纳入合并，相关往来已抵消，故期末余额为零。

*2如附注五.4所述， 本期对外转让深圳深房（集团）上海房地产开发公司的股权和债权而减少对该公司的债权余额148,919,483.21元，故期末余额为零。

*3如附注四.3*所述，由于广州穗新房地产公司本年度因合作经营期限已满已清算，本公司已收回投资，往来已抵减，故期末余额为零。

八、 或有事项

（一） 未决诉讼、仲裁

1、1997年3月21日，本公司与保兴房地产开发（深圳）有限公司（以下简称保兴公司）签订一份《国兴大厦股权转让合同书》，根据合同规定，本公司将所持有的国兴大厦项目68%的权益以人民币14,500万元价款转让给保兴公司，且原本公司欠付工程款1,500万元亦由保兴公司承担。保兴公司支付4,500万元后，尚欠10,000万元权益转让款及1,500万元工程款未支付给本公司，本公司遂因此提起法律诉讼。经广东省高级人民法院“（2001）粤高法经一初字第7号”民事判决书于2002年9月28日判决：保兴公司须支付尚欠本公司的转让款98,948,060.00元人民币及利息。本年度，此案经二审审理判决维持原判。截止期末，案件尚在执行过程中。依据谨慎性原则,本公司对上述交易未确认收入，截至2003年12月31日止，本公司帐面存货中仍包含上述房产计166,109,047.00元,但相关房产产权已登记至保兴公司名下，本公司为此已计提69,907,107.00元损失准备。

2、1993年6月26日，本公司与原哈尔滨建筑工程学院（现已并入哈尔滨工业大学）签订了一份《全面合作合同书》，但至1995年9月原哈尔滨建筑工程学院将本公司提供的人民币22,120,500.00元挪作他用，至今未能归还，本公司遂向哈尔滨工业大学提起诉讼，哈尔滨市中级人民法院已于2002年12月16日受理此案。同时（1993年6月26日），本公司的全资子公司香港新峰企业有限公司与哈尔滨建筑大学科技开发总公司（现为哈尔滨工业大学建筑科技开发有限公司）共同签订《哈尔滨建峰科技发展有限公司合同书》，本公司及香港新峰企业有限公司共为此投资本金55,960,000.00元，1996年5月15日，香港新峰企业有限公司又与哈尔滨建筑大学科技开发总公司签订了一份《承包经营合同》，约定由哈尔滨建筑大学科技开发总公司单方承包经营，承包期十三年，并按期向香港新峰企业有限公司交纳承包金，最终目标是“还清本公司的全部投资本金及利息”，原哈尔滨建筑大学（现已并入哈尔滨工业大学）为此提供了担保。但原哈尔滨建筑大学科技开发总公司及原哈尔滨建筑大学从未向香港新峰企业有限公司交纳过承包金。香港新峰企业有限公司遂向哈尔滨工业大学建筑科技开发有限公司、哈尔滨工业大学提起诉讼，黑龙江省高级人民法院已于2003年1月21日受理此案。截至期末，此两案正在审理中。本公司账面长期股权投资余额为18,799,905.25元，已全额计提减值准备，账面长期债权投资余额为76,801,904.16元，本公司已计提减值准备56,975,108.88元。

3、2001年8月20日，本公司向中国国际经济贸易仲裁委员会申请仲裁，请求裁决深圳市巨邦企业总公司因其提前收回土地使用权所应给本公司的补偿，该案尚在审理中。2002年12月16日，本公司向深圳市中级人民法院起诉，请求深圳竹园企业有限公司返还本公司垫付的竹园公寓工程款人民币3733万元及利息。本年度该诉讼经一审判决：竹园企业有限公司应支付本公司3580万元本金及利息（自1997年4月1日起按同期同类贷款利率计至还清款项为止）。现该诉讼正在二审审理中。截至2003年12月31日止，本公司账面的在建工程中仍包含竹园公寓工程成本38,256,853.49元，该工程系以深圳竹园企业有限公司名义所报建，现工程已停工。本公司认为可合理预计能够收回该款项或取得相应之赔偿，故对此未计提损失准备。

4、美国土地诉讼情况：本公司持股70%之子公司美国加州长城地产公司（以下简称“长城公司”）之位于加州洛杉矶百老汇大道744-788号之地段土地，于2000年8月15日被他人非法转予第三者，且被第三者向美国某银行抵押贷款65万美元。长城公司向美国加州高等法院提起诉讼，请求判决有关转让无效并赔偿一切损失及诉讼费用，以及宣判长城公司为该土地之法定产权拥有人。2003年4月11日（美国当地时间），法庭经审理裁决：裁定上述第三者从未持有百老汇街744-788号土地的产权，长城公司才是上述土地的业主；裁定上述第三者向美国某银行抵押的契约无效；裁定长城公司可向上述第三者索偿诉讼费54125美元。截至2003年12月31日止，该土地现账面余额为人民币

122,635,954.00元，本公司已计提跌价准备104,723,917.00元。

5、西安项目诉讼情况：西安新峰物业商贸有限公司（以下简称西安新峰公司）是本公司之全资子公司香港新峰企业有限公司在西安成立的中外合资企业，其中香港新峰企业有限公司以现金出资占股84%，西安市商贸委直属企业西安商贸大厦以土地使用权出资占股16%，主营业务是房地产开发，开发项目为西安商贸大厦。项目于1995年11月28日开工，由于合作双方在项目经营方针上发生严重分歧，迫使项目在1996年停工，1997年西安市政府决定将西安新峰公司投资项目收回，调整给西安市商贸委下属企业西安商贸旅游有限责任公司（以下简称商贸旅游公司）。但双方对于投资补偿款发生诉讼，经陕西省高级人民法院“（2000）陕经一初字第25号”判决书于2001年12月19日判决：1、商贸旅游公司于判决生效后一个月向西安新峰公司支付补偿款3662万元及其利息（利息自1998年9月14日起至判决履行之日止，利率按中国人民银行规定的同期贷款利率执行），逾期履行时，加倍支付迟延履行期间的债务利息；2、西安市商贸委对上述补偿款的利息承担连带责任。现案件尚在执行过程中。截止2003年12月31日本公司账面对西安新峰公司其他应收款余额12,384,130.00元，长期债权投资余额9,030,922.30元，长期股权投资余额25,473,600.00元，本公司已计提长期投资减值准备21,823,177.57元。

（二） 债务担保

项　目	币别	金额（万元）
集团内相互担保	人民币	7,584.00
	美元	350.00
对合营公司担保	人民币	729.00
尚未结清之对业主楼宇按揭担保余额	人民币	15,935.20

（三） 其 他

本公司于1991年12月21日与深圳市饮食服务公司（现名深圳市巨邦企业总公司以下简称“巨邦公司”）签订了《合作经营深圳竹园企业有限公司合同书》，由于执行合作条款产生分歧，巨邦公司于2000年3月18日向中国国际经济贸易仲裁委员会深圳分会申请仲裁，该会于2001年5月17日以“[2001]深国仲结字第27号”裁决书裁定：终止上述合作合同，依法对深圳竹园企业有限公司（以下简称竹园公司）进行清算。截止2003年12月31日止，上述裁定尚未执行，竹园公司尚处于经营状态之中。如附注五.8所述，本公司对竹园公司长期投资余额81,126,830.34元，已计提减值准备18,892,047.99元。

九、抵 押

抵押物	币 别	抵押物帐面价值（万元）
定期存单	人民币	1,000.00
	港 币	1,500.00
	美 元	290.00
存货	人民币	55,168.83
固定资产	人民币	19,159.07
无形资产	人民币	2,618.32

上述资产已被用于抵押向银行贷款人民币43,192.00万元，港币14,433.46万元，美元290.00万元。

十、 承诺事项

本公司无应披露的重要的承诺事项。

十一、 补充资料

财务报表差异调节表

按国际会计准则	净利润（千元）	净资产（千元）
	33,607	1,007,303
转回投资物业的折旧及摊销费用	(16,998)	(71,380)
短期投资市价的调整	(627)	(1,903)
上年费用确认的时间性差异	(2,006)	(2,217)
固定资产成本确认的差异	--	202,149
冲销购入子公司而导致的商誉	(1,397)	5,696
其他	(1,227)	(266)
按＜企业会计制度＞	11,352	1,139,382

深圳经济特区房地产（集团）股份有限公司

净资产收益率和每股收益有关指标计算表

2003年度

报告期利润	资产收益率%		每股收益(元/股)	
	全面摊薄	加权平均	全面摊薄	加权平均
一、相关指标				
主营业务利润	16.44%	16.54%	0.1852	0.1852
营业利润	0.22%	0.22%	0.0024	0.0024
净利润	1.00%	1.00%	0.0112	0.0112
扣除非经常性损益后的净利润	1.91%	1.92%	0.0215	0.0215

二、计算方法

(1) 全面摊薄净资产收益率和每股收益的计算公式如下：

全面摊薄净资产收益率=报告期利润÷期末净资产

全面摊薄每股收益=报告期利润÷期末股份总数

(2) 加权平均净资产收益率(ROE)的计算公式如下：

$$ROE=\frac{P}{E_0+NP\div 2+E_i\times M_i\div M_0-E_j\times M_j\div M_0}$$

其中：P为报告期利润；NP为报告期净利润；E_0为期初净资产；E_i为当期发行新股或债转股等新增净资产；

Ej为当期回购或现金分红等减少净资产；M0为报告期月份数；Mi为新增净资产下一月份至报告期期末的月份数；Mj为自减少净资产下一月份至报告期期末的月份数。

（3）加权平均每股收益（EPS）的计算公式如下：

$$EPS=\frac{P}{S_0+S_1+S_i\times M_i\div M_0-S_j\times M_j\div M_0}$$

其中：P为报告期利润；S_0为期初股份总数；S_1为因公积金转增股本或股票股利分配等增加股份数；

Si为当期因发行新股或债转股等增加股份数；Sj为当期因回购或缩股等减少股份数；M0为报告期月份数；

Mi为自增加股份下一月份至报告期期末的月份数；Mj为自减少股份下一月份至报告期期末的月份数。

(4)非经营性损益扣除项目包括处置股权损益（10,113,136.66）元、营业外收入1,219,338.41元、营业外支出1,699,331.56元、补贴收入187,636.00元，合计（10,405,493.81）元。由于本公司以前年度累计亏损，本年度无需缴纳所得税，故不存在非经常性损益所产生的所得税影响数。

第十一节·备查文件目录

1、载有法定代表人、主管会计工作负责人、会计机构负责人签名并盖章的会计报表。

2、载有会计师事务所盖章、注册会计师签名并盖章的审计报告原件。

3、报告期内在《中国证券报》、《证券时报》和《大公报》上公开披露过的所有公司文件正本及公告的原稿。

深圳经济特区房地产（集团）股份有限公司

董 事 会

2004年4月30日

COMMITMENTS

At December 31, 2003, the Group also has outstanding capital commitments for property development projects as follows:

	2003 RMB'000	2002 RMB'000
Authorized but not contracted	206,274	327,968
Contracted for	309,411	422,914
	515,685	750,882

PRIOR YEAR ADJUSTMENT

This related to the written back of accounts payable of RMB93,742,000 for the land appreciation tax payable provided by the company in previous year. This is made in accordance with the official decision to waive the land appreciation tax by the PRC authority in 2001. The amount should be written back in 2001 but the company had not adopted the decision. Accordingly, this is recorded as a prior year adjustment in the current year.

IMPACT OF IFRS AND OTHER ADJUSTMENTS ON NET PROFIT AND SHAREHOLDERS' EQUITY

	Net profit for the year RMB'000	Net assets RMB'000
As reported in the consolidated financial statements prepared in accordance with Accounting Standards for Enterprise Business in the PRC	11,352	1,139,382
Reversal of depreciation charges in respect of investment properties	16,998	71,380
Adjustment for market value of short-term investments	627	1,903
Expenses accrued in previous year	2,006	2,217
Difference in recognition of cost of fixed assets	--	(202,149)
Goodwill arising from acquisition of subsidiaries	1,397	(5,696)
Others	1,227	266
As reported in the consolidated financial statements prepared in accordance with IFRS	33,607	1,007,303

Intermediate People's Court to make Bamboo Garden Enterprise Ltd., the contractual joint venture, repay a construction advance of RMB37,330,000 and its interest. During the year, first inquisition was completed and Bamboo Garden Enterprise Ltd. was liable to pay the Company RMB35,800,000 in total for principal and interest (from 1 April, 1997 based on loan interest rate for similar transaction up to the date of repayment). This complaint is still in progress of the second inquisition. Up to December 31, 2003, the construction cost for this project amounting to RMB38,256,853 was included in construction in progress in the balance sheet and this construction was built under the capacity of Bamboo Garden Enterprise Ltd. The construction work has been terminated. In the opinion of the Company, the construction advance or the corresponding compensation can be reasonably estimated to be recovered, so no provision for impairment against this construction in progress has been made.

4. A subsidiary, Great Wall Estate Company Inc., incorporated in the United States, took a law suit against several parties including a bank for the ownership of a piece of land in Los Angeles, California which was unlawfully transferred by the defendants without the consent of the Company. The transfer was executed in August 2000. Subsequently, the land was mortgaged to a bank for a loan of US$650,000. The Company has applied for the court's adjudication to restore the legal title thereof to the Company. In April 2003, the judgement in of the court in the United States was that Great Wall Company Inc. is the legal owner of the piece of land in Los Angeles and accordingly can claim the court fees of US$54,125 from the several parties. Up to December 31, 2003, the carrying value of the land is RMB122,635,954 and the Company has made a provision of RMB104,723,917 for impairment against the cost of this land.

5. A subsidiary, Fresh Peak Holdings Limited (" Fresh Peak"), entered into a joint venture agreement with a third party to establish a contractual joint venture, Xian Fresh Peak Estate Commercial Company Limited (" Xian Fresh Peak") in Xian. Its principal activities are the development and management of commercial buildings in Xian. Pursuant to the aforesaid agreement, Fresh Peak hold 84% of Xian Fresh Peak and the third party provide the land for development and hold 16% of Xian Fresh Peak. The development of the commercial building started in November 1995 and suspended in 1996 due to disagreement between Fresh Peak and the third party. In 1997, the Xian government decided to receive the project of Xian Fresh Peak and transferred to an enterprise under a department of the Xian government. Xian Fresh Peak then lodged a litigation regarding the compensation. Subsequently, the court judgement in Xian was that 1) the enterprise of the department of Xian government has to pay compensation to Xian Fresh Peak of RMB36,620,000 plus interest (calculated from 14 September, 1998 to the date of judgement based on the loan interest rate offered by the China People's Bank for the same period) and 2) the department of Xian government is jointly liable for the interest payment. This case is still in the process of execution. Up to 31 December, 2003, RMB46,888,652 was included in contractual joint ventures and a provision of RMB21,823,177 has been made.

purchase consideration of RMB98,948,060 and its interests to the Company. During the year, second inquisition was completed and the judgement was for the Company. Up to the year end, the case is in the process of execution. For prudence purposes, the Company has not taken up any income on the above transaction. The deposit that has been received was included as other payable. Up to December 31, 2003, the construction cost for Guo Xin Building included in properties under development for sale in the balance sheet amounted to RMB166,109,047. As the title of Guo Xin Building was in the name of Baoxin, the Company has made a provision of RMB69,907,107 for loss in the construction of this building.

2. On June 26, 1993, the Company and the former Harbin Construction Engineering College (merged into Harbin Industry University now) have signed a cooperative agreement. Under the agreement, the Company has advanced a loan of RMB22,120,500, which was used for another purpose by the former Harbin Construction Engineering College and not yet repaid up till now, so the Company took an action against Harbin Industry University for repayment of the loan in Harbin Intermediate People's Court and the case was accepted to proceed on December 16, 2002. At the same time, on June 26, 1993, Fresh Peak Holding Ltd. (" Fresh Peak"), a wholly-owned subsidiary of the Company, and the former Harbin Construction University Science and Technology Development Head Office (named Harbin Industry University Science and Technology Development Head Office now, hereafter referred to as the former Head Office and Head Office respectively) have signed a contract called Harbin Jianfeng Science and Technology Development Co., Ltd. ("Jianfeng") Under the contract, Fresh Peak and the Company have paid to Jianfeng RMB55,960,000 of its investment cost. Subsequently, on May 15, 1996, they have signed an operating contract guaranteed by the former Harbin Construction University (merged into Harbin Industry University now). Under this contract, the former Head Office will operate Jianfeng for 13 years and should together with the former Harbin Construction University pay the contract fee to Fresh Peak every period for the purpose of settlement of the above investment cost and its interest. As the former Head Office and the former Harbin Construction University have never paid the contract fee, Fresh Peak lodged a claim against Head Office and Harbin Industry University to Heilongjiang Province High People's Court and the case was accepted to proceed on January 21, 2003. Up to year end, the legal proceedings for these tow cases are still in progress. The investment cost for Jianfeng included in contractual joint ventures in the balance sheet amounted to RMB95,601,809 and a provision for impairment of RMB75,775,014 has been made.

LITIGATION AND ARBITRATION - (continued)

3. On August 20, 2001, the Company applied to China International Economic Arbitration Committee for an arbitration against Ju Bang Co Limited, the joint venture partner, for the compensation on early redemption of the land use rights. The arbitration is still in progress. Subsequently, on December 16, 2002, the Company lodged a complaint to the Shenzhen

Some net balances due from / (due to) related parties at December 31, 2003 and 2002 are statedin notes 13, 14 and 15, and included in the balance sheet of the Group as non-consolidated subsidiaries, associates and contractual joint venture, the remaining balances are summarized as follows:

	2003 RMB'000	2002 RMB'000
Shenzhen Construction Investment Holding Corporation	(188,764)	(188,764)

The above amounts are included in the balance sheet of the Group in the following classifications:

	2003 RMB'000	2002 RMB'000
Accounts payable and accrued expenses	(50,000	(50,000
Dividends payable	(138,764	(138,764
	(188,764	(188,764

Both these balances are unsecured and non-interest bearing.

Directors' emoluments

There are nine directors in the Company. Six of the directors received emoluments totaling RMB862,792 for the year ended December 31, 2003. Three directors did not receive any salary or other benefits from the Company.

CONTINGENT LIABILITIES

	2003 RMB'000	2002 RMB'000
Guarantees given for banking and credit facilities granted to:		
- contractual joint ventures	7,290	9,293
- third parties	159,352	156,054
	166,642	165,347

LITIGATION AND ARBITRATION

1.On March 21, 1997, the Company executed an agreement with Baoxin Real Estate Development (Shenzhen) Company Limited ("Baoxin") to sell its share of 68% interests in Guo Xin Building at a consideration of RMB145,000,000. In addition, the construction cost for the building of RMB15,000,000 was undertaken by Baoxin. Baoxin has paid a deposit of RMB45,000,000. The outstanding purchase consideration of RMB100,000,000 and the construction cost of RMB15,000,000 have still not been settled. So the Company lodged a claim. As sentenced by the Guangdong High People's Court on September 28, 2002, Baoxin should pay the outstanding

PLEDGE OF ASSETS

At December 31, 2003, certain of the Group's investment properties, leasehold land and buildings, properties under development and properties held for sale with an aggregate net carrying value of RMB769,462,200 and fixed deposits amounting to RMB49,987,900 were pledged to secure bank loans of RMB609,123,000 granted to the Group.

Bank loans are repayable in various installments up to 31December 2003. Interest is charged on the outstanding balances at rates ranging from3.38% to 11.25% per annum.

RELATED PARTY RELATIONSHIPS AND TRANSACTIONS

In addition to subsidiaries, associates and contractual joint ventures stated in notes 13, 14 and 15 respectively, the following entities have also been defined as related parties with whom the Group has had significant transactions during the year or with whom a significant balance exists at the year end.

	Nature of relationship
Shenzhen Construction Investment Holding Corporation	Ultimate holding company

RELATED PARTY RELATIONSHIPS AND TRANSACTIONS - (continued)

The following is a summary of the significant transactions with related parties during the year.

Shenzhen City Wing Wah Engineering Ltd.

	2003 RMB' 000	2002 RMB'000
Construction and development expenses	459	272

The expenses were made based on the market price.

Shenzhen Construction Investment Holding Corporation

	2003 RMB' 000	2002 RMB'000
Guarantees accepted for banking and credit facilities	60,000	--

The Company has paid RMB177,000 for the above guarantees to Shenzhen Construction Investment Holding Corporation during the year.

BANK LOANS

	2003 RMB'000	2002 RMB'000
Bank loans		
Secured	609,123	709,209
Guaranteed	102,884	125,553
	712,007	834,762
Bank loans repayable:	677,007	834,762
Within one year or on demand	15,000	--
In the second year	20,000	--
In the third to fifth years, inclusive	712,007	834,762
Portion classified as current liabilities	677,007	834,762
Long term portion	35,000	--
	712,007	834,762

Particulars of assets which are pledged to secure bank loans and other facilities are set out in note 30. The guarantees are provided by third parties and certain group companies.

SHARE CAPITAL

	2003 RMB'000	2002 RMB'000
Registered, issued and paid-in 891,660,000 A shares par value	891,660	891,660
120,000,000 B shares	120,000	120,000
	1,011,660	1,011,660

'A' shares are issued to Chinese national investors resident in the PRC and 'B' shares are issued to foreign investors. Chinese national investors resident in the PRC have been entitled to purchase and sell 'B' shares since June 2001. 'A' and 'B' shares have a par value of RMB 1 per share and rank pari passu.

CASH AND CASH EQUIVALENTS

	2003 RMB'000	2002 RMB'000
Cash and bank balances	262,809	249,341
Less: deposits secured over 3 months	(87,282)	(146,648)
	175,527	102,693
Effect of foreign exchange rate changes	(28)	439
Restated cash and cash equivalents	175,499	103,132

ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	2003 RMB' 000	2002 RMB'000
Accounts payable	405,261	582,084
Accrued expenses		
Project cost	30,914	39,044
Losses for litigation and arbitration	53,391	51,022
Interests for bank borrowings	1,666	6,677
Land use fee	544	544
Water and electricity	1,357	726
Other	690	676
	493,823	680,773

DIVIDENDS PAYABLE

The item of dividends payable resulted from dividends declared and not paid by the directors in prior year. In respect of the current year, the directors have not declared dividends to its shareholders.

AX PAYABLE

	2003 RMB' 000	2002 RMB'000
Corporation tax	(2,337)	(147)
Personal income tax	236	965
Business tax	5,823	4,157
Value added tax	(319)	(1,548)
Property tax	515	2,592
Others	333	44
	4,251	6,063

NON-CURRENT LIABILITIES

	2003 RMB' 000	2002 RMB'000
Cost	1,141,501	1,358,116
Less: Provision for impairment losses	(496,523	(642,049
	644,978	716,067

Included in other liabilities was RMB12,889,000 borrowed from minority shareholders of a subsidiary of the Company and the remaining balance is the accruals for property management and maintenance fees. These liabilities are non-interest bearing and do not have fixed terms for repayment.

PROPERTIES UNDER DEVELOPMENT FOR SALE

	2003 RMB'000	2002 RMB'000
Cost	1,141,501	1,358,116
Less: Provision for impairment losses	(496,523	(642,049
	644,978	716,067

Included in properties under development for sale is a piece of land awaiting development held in the United States at a cost of RMB122,635,954 against which provision for impairment of RMB104,723,917 was made in prior years. In 2000, the Group brought a lawsuit over an unauthorized sale of the land. Please refer to note 33 point 4 for information.

COMPLETED PROPERTIES FOR SALE

	2003 RMB'000	2002 RMB'000
Cost	224,608	260,501
Less: Provision for impairment losses	(18,401	(18,401
	206,207	242,100

INVENTORIES

	2003 RMB'000	2002 RMB'000
Raw materials	4,275	4,661
Work-in-progress	6,789	5,853
Finished goods	30,559	26,216
Less: Provision for impairment losses	(833	(833)
Consumables	260	196
	41,050	36,093

SHORT-TERM INVESTMENTS

	2003 RMB'000	2002 RMB'000
Listed equity investments, at market value	3,605	2,944
Debentures, at market value	3	7
	3,608	2,951

LONG TERM INVESTMENTS

	2003 RMB' 000	2002 RMB'000
PRC legal entity shares, at cost	16,825	16,825
Unlisted equity investments, at cost less provision for impairment losses	41,774	42,010
	58,599	58,835

INTANGIBLE ASSETS

	Vehicle licenses RMB' 000	Computer software RMB' 000	Total RMB' 000
At January 1, 2003	1,304	155	1,459
Addition	--	--	--
Amortization for the year	(712	(40	(752
At December 31, 2003	592	115	707

LAND HELD FORDEVELOPMENT

	RMB' 000
Cost	
At January 1, 2003	46,923
Addition	14,603
Amortization	(771
At December 31, 2003	60,755
Provision for impairment	
At January 1, 2003	4,170
Addition	--
At December 31, 2003	4,170
Net book value	
At December 31, 2003	56,585
At December 31, 2002	42,753

* The land has been developed and transferred to properties under development for sale during the year.

CONTRACTUAL JOINT VENTURES - (continued)

Particulars of the principal contractual joint ventures are set out as follows:

Contractual Joint venture		Joint venture registered capital ('000)	Group committed capital contribution ('000)	Principal activity	Method of Participation in earnings
Guangzhou Sui Xin Property and Estate Co Ltd.	5 years from 14 October 1992	RMB30,000	RMB71,000	Construction and sales of properties	36% of profits from Da De Plaza
Xian Fresh Peak Building Co. Ltd.	30 years from 6 July 1993	RMB20,000	RMB600,000	Construction and sales of properties	All profits after tax and appropriation commercial buildings to statutory reserves are to be used first to repay the capital contributions and interest on capital. Thereafter 67% of net profits.
Harbin Jianfeng Technology Development Co. Ltd.	30 years from 26 June 1993	RMB20,000	RMB30,000	Technology development	All profits of Harbin after tax and Jianfeng appropriation Technology to statutory Building reserves are to be used first to repay the capital contributions. Thereafter 50% of net profits.

CONTRACTUAL JOINT VENTURES - (continued)

Contractual joint venture		Joint venture registered capital ('000)	Group committed capital contribution ('000)	Principal activity	Method of Participation in earnings
Jiangmen Xinjian Real Estate Co. Ltd.	10 years from 19 May 1993	US$6,600	US$6,000	Property development	33% of net of Jianmen profits, Xinjian commercial building.
Kunshan Diao Feng Electricity Power Co. Ltd.	20 years from 29 November 1993	US$7,200	US$9,000	Supply of electricity	Profit distributions and appropriation to statutory reserves are to be determined by the board of directors annually.
罗浮山旅游开发有限公司	30 years from January 1985	RMB30,000,000	RMB30,000,000	Tourism development	Profits net of taxation will be distributed to the extent of 70% to the Company. The remaining 30% will be shared by the Company and the other venturer by the proportion of 55% and 45% respectively.

ASSOCIATES - (continued)

At December 31, 2003 the Company had interests in the following principal associates:

Associates	Place of Establishment/ incorporation	Principal activities	Equity interest held Direct %	Indirect %
Yunnan Kun Peng Aviation Service Ltd.	PRC	Aviation service	25	--
Tung Yick Property Co., Ltd.	Hong Kong	Property development	20	--
深圳赛博数码有限公司	PRC	Property management and leasing	45	--
Shenzhen Fresh Peak Real Estate Trading and Revaluation Co. Ltd.	PRC	Property trading agency	30	--
Shenzhen City Wing Wah Engineering Ltd.	PRC	Repairs and maintenance of machinery	25	--

CONTRACTUAL JOINT VENTURES

	2003 RMB' 000	2002 RMB'000
Unlisted Investments, at cost	314,149	314,764
Share of post-acquisition profits	(16,022)	24,868
	298,127	339,632
Provision for impairment losses	(143,073)	(143,073
	155,054	196,559
Amounts due from /(due to) contractual joint ventures	13,928	(34,328
	168,982	162,231

SUBSIDIARIES - (continued)

Subsidiaries	Place of equity establishment/ incorporation	Principal activities	Equity interest held Direct %	Equity interest held Indirect %
Fidelity Development Limited	Canada	Property Development	75	--
Bekaton Property Limited	Australia	Property Development	60	--
Beijing SPG Property Management Limited	PRC	Property management	100	--
Dergetta Company Limited	HK	Dormant	--	70
Shenzhen City Shenfang Construction and Decoration Materials Ltd.	PRC	Retailing/trading of construction materials	100	--
Shenzhen City SPG Long Gang Development Ltd.	PRC	Property development, sales, management and rental	100	--
Shenzhen Lian Hua Industry and Trading Co. Ltd.	PRC	Trading of equipment and provision of renovation material	100	--
Paklid Limited	HK	Property construction and trading of construction materials	100	--

ASSOCIATES

	2003 RMB' 000	2002 RMB'000
Unlisted investments, at cost	47,847	38,077
Share of post-acquisition losses	(8,616)	(1,800)
	39,231	36,277
Less: Provision for impairment losses	(23,483)	(22,406)
	15,748	13,871
Add: Amounts due from associates	5,399	--
	21,147	13,871

SUBSIDIARIES - (continued)

The non-consolidated subsidiaries involved have either been terminated or liquidated, are in the process of liquidation or not intended to be held for long term. The Group already made appropriate provision therefore and consequently they have not been consolidated in the Group's financial statements for the year but included as non-consolidated subsidiaries as follows:

	2003 RMB' 000	2002 RMB'000
Unlisted Investments, at cost	308,868	427,996
Share of post-acquisition losses	(109,576	(199,961
	199,292	228,035
Less: Provision for impairment losses	(186,498	(189,942
	12,794	38,093
Add: Amounts due from non-consolidated subsidiaries	43,333	106,337
	56,127	144,430

Details of the non-consolidated subsidiaries are summarized in the following:

Subsidiaries	Establishment/ incorporation	Principal activities	Place of Equity interest held Direct %	Indirect %
Shenzhen Shen Fang Industrial Development Co., Ltd.	PRC	Property management, investment holding	100	--
Shenzhen Real Estate Consolidated Service Co., Ltd.	PRC	Construction material, consume goods	100	--
Shenzhen Tefa Real Estate Consolidated Service Co., Ltd.	PRC	Construction and decoration	100	--
Guangdong Province Fengkai Lian Feng Cement Manufacturing Co., Ltd.	PRC	Manufacturing and trading in cement products	--	90
Shenzhen City Zhen Tung New Electronic and Electrical Development Ltd.	PRC	Investing on electronic and electrical engineering project	95	5

SUBSIDIARIES - (continued)

Subsidiaries	Place of equity establishment/incorporation	Principal activities	Interest held Direct	Interest held Indirect
Shenzhen City Wa Gen Construction Management Ltd.	PRC	Construction project management	75	--
Shinnying Tongxin Real Est. Dev. Co. Ltd.	PRC	Real estate development	--	93.1
Barenie Co. Ltd.	Hong Kong	Properties investment	--	80
Openice Ltd.	Hong Kong	Investment holding	20	80
Shantou SEZ Wellam Fty Bldg., Dev. Co.	PRC	Factory building, sales and rental	--	82
Xin-Feng Real Estate Dev. Construction (Wuhan) Co. Ltd.	PRC	Real estate management and rental service	--	55
Fresh Peak Investment Ltd.	Hong Kong	Properties investment	--	55
Wellam Ltd.	Hong Kong	Investment holding	--	82
Shenzhen Petrel Hotel Co. Ltd.	PRC	Hotel operations	68.1	31.9
Shenzhen Cyber Port Co.,Ltd	PRC	Property investment and information technology consultancy	70	--
Shenzhen Shenfang Department Store Co. Ltd.	PRC	Commercial goods supplier	95	5
Shenzhen City Property Management Ltd.	PRC	Property management	95	5
Shenzhen Zhen Tung Engineering Ltd.	PRC	Fitting-out contracting and maintenance	73	27
Fresh Peak Holdings Ltd.	Hong Kong	Investment, management and consultation	100	--
Fresh Peak Enterprise Ltd.	Hong Kong	Investment holding	82	--
广州黄埔新邨房地产有限公司	PRC	Property development and sale	--	100
Keyear Development Ltd.	Hong Kong	Investment holding	--	100

INVESTMENT PROPERTIES

	2003 RMB' 000	2002 RMB'000
At January 1, 2003	628,410	602,622
Disposal of properties	(45,114	(8,234)
Additions	45,565	34,022
At December 31, 2003	628,861	628,410

The investment properties have been revalued as at 31 December 2003 by the directors and certain investment properties have been pledged as security for the group's bank borrowings (see note 30).

SUBSIDIARIES

At December 31, 2003, the Company had interests in the following principal subsidiaries which have been included in the consolidated financial statements:

Subsidiaries	Place of equity establishment/incorporation	Principal activities	Interest held Direct	Interest held Indirect
Great Wall Estate Co., Inc.	U.S.A.	Property development	70	--
Shenzhen Special Economic Zone Real Estate (Group) Guangzhou Property and Estate Co., Ltd.	PRC	Property development, decoration and construction design	100	--
Skill Elite Ltd.	Hong Kong	Corporate financing	100	--
Shenzhen City SPG Bao An Development Ltd.	PRC	Property development and sales	95	5
Shenzhen City Shenfang Free Trade Trading Ltd.	PRC	Trading of construction materials	95	5
Shenzhen City Shenfang Investment Ltd.	PRC	Investment and management	90	10
Shenzhen City Bamboo Garden Car Rental Ltd.	PRC	Car rental	100	--
Shenzhen Shenfang Car Park Ltd.	PRC	Develop and operate car park	70	30
深圳市罗湖区社会信息资讯服务中心	PRC	Information service	--	100
深圳市数码港信息技术培训中心	PRC	Training	--	100
深圳市数码港通讯有限公司	PRC	Product development and sales of web and computer	--	90
北京新峰房地产公司	PRC	Property development and management		25

EARNINGS PER SHARE

a The calculation of basic earnings per share is based on the consolidated profit of RMB32,380,000 (2002: profit of RMB33,863,000) and on the 1,011,660,000 shares (2002: 1,011,660,000 shares) in issue during the year.

b During the year ended 31 December 2003 and 2002, there were no dilutive potential shares. Fully diluted earnings per share are not applicable.

PROPERTY, PLANT & EQUIPMENT

	Land and buildings RMB'000	Plant and machinery RMB'000	Motor Vehicles RMB'000	Office equipment and others RMB'000	Construction in progress RMB'000	Total RMB'000
Cost						
At January 1, 2003	256,031	55,077	35,774	31,917	38,257	417,056
Addition of subsidiaries	304	1,151	--	538	--	1,993
Additions	7,370	1,781	--	2,187	--	11,338
Disposal of assets	(75,347)	(13,997)	(1,272)	(1,171)	--	(91,787)
At December 31, 2003	188,358	44,012	34,502	33,471	38,257	338,600
Depreciation						
At January 1, 2003	84,216	13,594	27,312	19,248	--	144,370
Addition of subsidiaries	261	1,083	--	421	--	1,765
Charge for the year	20,780	1,960	779	1,588	--	25,107
Disposal of assets	(31,084	(11,993)	(488	(1,043	--	(44,608)
At December 31, 2003	74,173	4,644	27,603	20,214	--	126,634
Provision for impairment losses						
At January 1, 2003	1,313	68	48	16	--	1,445
Additions	--	--	--	--	--	--
At December 31, 2003						
Net book value	1,313	68	48	16	--	1,445
At December 31, 2003	112,872	39,300	6,851	13,241	38,257	210,521
At December 31, 2002	170,502	41,415	8,414	12,653	38,257	271,241

The Group's leasehold land and buildings including investment properties (note 12) are located in the People's Republic of China under medium term leases. Certain properties have been pledged as security for the Group's bank borrowings (see note 30).

TAXATION

	2003 RMB'000	2002 RMB'000
The charge comprises:		
PRC income tax for the year	2,445	1,723

Domestic income tax is calculated in accordance with applicable income tax regulations and at 15% (2002: 15%) of the estimated assessable profit determined in accordance with the accounting principles and the relevant financial regulations applicable to enterprises in the PRC. Taxation for other jurisdictions is calculated at rates prevailing in the respective jurisdictions, details of which are as follows:

	2003 RMB'000	2002 RMB'000
PRC enterprises income tax		
- enterprises in Shenzhen	15%	15%
- enterprises outside Shenzhen	33%	33%
Hong Kong profits tax	17.50%	16%

Reconciliation to the domestic tax expense as follows:

	2003 RMB'000	2002 RMB'000
Accounting profit under IFRS	34,799	35,010
Difference arising from accounting policies based on IFRS	(22,255)	(19, 819)
Accounting profit under Accounting Standards for Enterprise Business of the PRC	12,544	15,191
Tax at the domestic rate of 15%	1,882	2,279
Net tax effect of expenses not deductible for tax purposes and other factors	563	(556)
Tax expense	2,445	1,723

In respect of tax profit carried forward in the amount of RMB4,501,000 (2002: tax losses RMB3,672,000), no deferred tax asset was recognized because, from a current perspective, a tax benefit will probably not be realizable within a reasonable period. Events in future business years may require an adjustment to deferred tax assets.

PROFIT/ (LOSS) FROM OPERATIONS

	2003 RMB'000	2002 RMB'000
Profit / (Loss) from operations is stated after crediting and charging the following:		
Crediting:		
Interest income	6,414	107,647
Rental income	251	94,849
Exchange gain	1,046	1,374
Gain on disposal of property, plant & equipment	553	139
Charging:		
Depreciation	23,048	23,538
Amortization	18,649	11,786
Staff costs (note 6)	95,848	99,276
Exchange loss	788	935
Provision for impairment losses of assets (note 7)	6,825	33,903

STAFF COSTS

	2003 RMB'000	2002 RMB'000
Salaries and bonus	77,263	80,026
Retirement benefit costs and provision for other welfare	18,585	19,250
	95,848	99,276

PROVISION FOR IMPAIRMENT LOSSES OF ASSETS

	2003 RMB'000	2002 RMB'000
Contractual joint venture	--	352
Completed properties for sale	--	365
Accounts receivable, other debtors and amount due from non-consolidated subsidiaries	6,825	33,186
	6,825	33,903

FINANCE COSTS

	2003 RMB'000	2002 RMB'000
Interest expenses		
- bank borrowings	49,062	110,087

BUSINESS AND GEOGRAPHICAL SEGMENTS - (continued)

OTHER INFORMATION						
Segment assets	1,306,557	170,571	92,450	19,655	76,331	1,665,564
Non-consolidated subsidiaries	107,219	--	--	4,665	32,546	144,430
Associates	8,891	--	--	--	4,980	13,871
Contractual joint ventures	24,115	2,851	83,908	--	51,357	162,231
Unallocated corporate assets						757,800
Consolidated total assets						
Segment liabilities	948,029	107,720	69,750	9,367	79,497	2,743,896
Unallocated corporate liabilities						1,214,363
Consolidated total						655,730
liabilities						
Capital expenditure	2,683	2,172	1,533	2,719	2,377	1,870,093
Depreciation	8,255	5,106	9,408	526	242	
Non-cash expenses other than depreciation	1,593	--	741	--	646	

The average number of employees for the year for each of the Group's principal divisions was as follows:

	2003	2002
Properties	1,363	1,421
Retailing and trading	247	283
Transportation and catering services	217	239
Construction technical support	254	184
Others	34	33
	2,115	2,160

BUSINESS AND GEOGRAPHICAL SEGMENTS - (continued)

The Group's business is principally conducted in the People's Republic of China (PRC) with its turnover for the year ended December 31, 2002 identified by geographical segments as follows:

	RMB('000)
PRC	720,795
Hong Kong	3,189
The United States of America	792
	724,776

Segment information about these businesses for the year ended December 31, 2002 is presented below:

	Properties	Retailing and trading	Transportation and catering services	Construction technical support	Others	Eliminations	Consolidated
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
REVENUE							
External sales	342,068	299,418	17,528	53,798	11,964	--	724,776
Inter-segment sales	6,146	--	--	19,349	1,300	(26,795)	--
Total revenue	348,214	299,418	17,528	73,147	13,264	(26,795)	724,776

Inter-segment sales are charged at prevailing market rates.

	Properties	Retailing and trading	Transportation and catering services	Construction technical support	Others	Eliminations	Consolidated
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
RESULTS							
Segment results	110,908	15,791	3,518	9,076	20,618	(2,766)	157,145
Unallocated corporate expenses							(165,089)
Loss from operation							7,944
Finance costs							(110,087)
Share of losses of non-consolidated subsidiaries, associates, and contractual joint ventures							(27,302)
Gain from the disposal of contractual joint venture							180,343
Profit before tax							35,010
Taxation							(1,723)
Profit after tax							33,287
Minority interests							576
Net profit for the year							33,863

BUSINESS AND GEOGRAPHICAL SEGMENTS - (continued)

	Properties RMB'000	Retailing and trading RMB'000	Transportation and catering services RMB'000	Construction technical support RMB'000	Others RMB'000	Eliminations RMB'000	Consolidated RMB'000
RESULTS							
Segment results	69,276	13,966	1,671	16,381	7,594	(16,384)	92,504
Unallocated corporate expenses							(23,503)
Profit from operation							69,001
Finance costs							(49,062)
Share of profit of non-consolidated subsidiaries, associates, and contractual joint ventures							
Profit before tax							14,860
Taxation							34,799
Profit after tax							(2,445)
Minority interests							32,354
Net profit for the year							1,253
OTHER INFORMATION							33,607
Segment assets	1,472,457	78,771	67,453	21,428	13,055		1,653,164
Non-consolidated subsidiaries	41,635	--	--	1,812	12,680		56,127
Associates	14,098	--	--	--	7,049		21,147
Contractual joint ventures	28,214	3,012	88,649	--	49,107		168,982
Unallocated corporate assets							677,523
Consolidated total assets							2,576,943
Segment liabilities	812,215		87,387	24,526	30,215		
Unallocated corporate		146,529					1,100,872
liabilities							476,600
Consolidated total liabilities							1,577,472
Capital expenditure	7,132	1,019	4,153	589	--		
Depreciation	8,131	5,430	8,879	580	28		
Non-cash expenses other than depreciation	17,904	--	745	--	--		

Principal activities are as follows:

Property	- construction and development, sales, leasing and management of properties
Retailing and trading	- sale of general merchandise
Transportation and catering service	- *hotel and restaurant operation and provision of taxi services*
Construction technical support	- construction, fitting out and equipment installation and maintenance
Others	- corporate financing, etc.

The Group's business is principally conducted in the People's Republic of China (PRC) with its turnover for the year ended December 31, 2003 identified by geographical segments as follows:

	RMB('000)
PRC	925,877
Hong Kong	7,310
The United States of America	748
	933,935

Segment information relating to the businesses for the year ended December 31, 2003 is presented below:

	Properties	Retailing and trading	Transportation and catering services	Construction technical support	Others	Eliminations	Consolidated
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
REVENUE							
External sales	415,566	409,823	11,994	82,238	14,314	--	933,935
Inter-segment sales	22,116	--	--	10,540	2,400	(35,056)	--
Total revenue	437,682	409,823	11,994	92,778	16,714	(35,056)	933,935

Inter-segment sales are charged at prevailing market rates.

A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain events not wholly within the control of the Group.

Contingent assets are not recognized but are disclosed in the notes to the accounts when an inflow of economic benefits is probable. When inflow is virtually certain, an asset is recognized.

4.BUSINESS AND GEOGRAPHICAL SEGMENTS

For management purposes, the Group is organized into five major operating divisions property, retailing and trading, transportation and catering services, construction technical support and others. The divisions are the basis on which the Group reports its primary segment information.

Monetary assets and liabilities denominated in foreign currencies are translated at the rates of exchange ruling at the balance sheet date. Exchange differences arising in these transactions are dealt with in the income statement.

On consolidation, the financial statements of overseas subsidiaries maintained in foreign currencies are translated at exchange rates ruling on the balance sheet date. Exchange difference arising on consolidation, if any, are dealt with in reserves.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from borrowing costs eligible for capitalization.

All other borrowing costs are recognized in net profit or loss in the period in which they are incurred.

Provisions, contingent liabilities and contingent assets

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Where the Group expects a provision to be reimbursed, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain.

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognized because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognized but is disclosed in the notes to the accounts. When a change in the probability of an outflow occurs so that outflow is probable, it will then be recognized as a provision.

Rental income, including rental invoiced in advance from properties under operating leases, is recognized on a straight-line basis over the terms of the relevant leases.

Interest income is accrued on a time basis, by reference to the principal outstanding and at the interest rate applicable.

Retirement benefit costs

In accordance with local government regulations, the Group is required to make contributions to a retirement insurance fund which is administered by the local social security bureau in accordance with government regulations. The amount of contributions is determined at a fixed percentage of the basic salaries of the Group's existing PRC staff.

Retirement benefits are paid directly from the fund and are calculated based upon a retired employee's basic monthly salary and their number of years' service.

The amount charged to the income statement represents the amount of contribution payable to the scheme by the Group.

Deferred income tax

Deferred taxation is provided, using the liability method, for temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. Currently enacted tax rates are used to determine deferred tax. It is recognized in the financial statements to the extent that it is probable that future taxable income will be available against which the temporary differences can be utilized.

Intangible assets

Intangible assets represent the cost of acquisition of taxi licenses and computer software and are stated at cost less amortization and provision, if any, for impairment losses. Amortization is provided to write off the cost of taxi licenses over the license period granted by relevant authorities, namely 10 years, by equal installments. Amortization is provided to write off the cost of computer software over 5 years.

Foreign currency translation

Foreign currency transactions are converted at exchange rates ruling at the transaction dates.

Long-term investments

Long-term investments where the Group is not in a position to exercise significant influence or exert control are stated at cost less provision for impairment losses, where the investment's carrying amount exceeds its estimated recoverable amount.

Short-term investments

Short-term investments are stated in the balance sheet at fair value. Changes in fair value are recognized in the income statement.

Revenue recognition

Turnover comprises (i) proceeds from sales of properties, (ii) revenue from retail sales of merchandise, (iii) revenue from hotel services, (iv) revenue from sales of goods, (v) billings related to construction, fitting-out, equipment installation and maintenance contracts, and (vi) rental income from investment properties.

Income from sales of properties together with the interest earned on deposits from the installment sales of flats are recognized upon the execution of a binding sales agreement or upon the issuance of an occupation permit completion certificate by the relevant authority, whichever is the later. Deposits received from forward sales of properties are carried in the balance sheet under current liabilities.

Installment sales of developed properties are recognized to the extent that installments are received or become due under the relevant sales contracts.

Revenue from hotel services, property management services and taxi services is recognized when the services are rendered.

Revenue from the sale of goods, other than merchandise, is recognized upon delivery of the goods to customers and entitlement to the sales consideration is obtained.

Profit from construction, fitting-out, equipment installation and maintenance contracts, which are mainly short-term in nature, is recognized under the completed-contract method, whereby billings and costs are accumulated and deferred, together with the related profit, until completion of the work.

estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Recoverable amount is the greater of net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount. Impairment losses are recognized as an expense immediately, unless the relevant asset is land or buildings other than investment property carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (cash-generating unit) in prior years. A reversal of an impairment loss is recognized as income immediately, unless the relevant asset is carried at a revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase.

Completed properties and properties under development

Completed properties and properties under development held for sale are stated at the lower of cost and net realizable value. Cost includes the cost of land, development expenditure, borrowing costs capitalized in accordance with the Group's accounting policy and other attributable expenses. Net realizable value is determined by the management based on prevailing market conditions.

Inventories

Inventories are stated at the lower of cost and net realizable value. Cost, which comprises all costs of purchase and other costs that have been incurred in bringing the inventories to their present location and condition, is calculated using the first in first out method. Net realizable value represents the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

future economic benefits expected to be obtained from the use of the asset, the expenditure is capitalized as an additional cost of the asset. When an asset is sold, its cost and accumulated depreciation are removed from the financial statements and any gain or loss resulting from the disposal, being the difference between the net disposal proceeds and the carrying amount of the asset, is included in the profit and loss account.

Depreciation is provided to write off the cost of property, plant & equipment over their estimated useful lives on a straight-line basis. Estimated useful lives are summarized as follows:

Land use rights and buildings in the PRC	25 30 years
Plant and machinery	7 years
Motor vehicles	6 years
Furniture, fixtures and office equipment	5 years

Construction-in-progress represents plant and properties under construction and includes the costs of construction plus interest charges arising from borrowings used to finance the construction during the construction period. No depreciation is provided for construction-in-progress until they are completed and put in use.

Investment properties

Investment properties are completed properties which are held for their investment potential, any rental income being negotiated at arm's length.

Investment properties are stated at their fair value based on independent professional valuations or directors' valuations at the balance sheet date. Any gain or loss arising from a change in the fair value of investment property should be included in the income statement. Gains or losses arising from the retirement or disposal of investment property should be determined as the difference between the net disposal proceeds and the carrying amount of the asset and should be recognized as an income or expense in the income statement.
No depreciation is provided on investment properties except where the unexpired term of the relevant lease is 20 years or less.

Impairment of assets

At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is

The consolidated income statement includes the Group's share of the post-acquisition results of associates for the year, and the consolidated balance sheet includes the Group's share of the net assets of the associates plus the unamortized goodwill less capital reserves on acquisition of the associates.

In the Company's balance sheet the investment in associates are stated at cost less provision, if necessary, for impairment losses.

Contractual joint ventures

A contractual joint venture is a venture which operates under a contractual agreement whereby the Group or Company and at least one other party undertake an economic activity which is subject to control and none of the parties involved unilaterally has control over the economic activity.

The consolidated income statement includes the Group's share of the post-acquisition results of its contractual joint venture for the year. In the consolidated balance sheet, interests in contractual joint venture are accounted under the equity method and are stated at cost, less goodwill, and adjusted for the post acquisition change in the Group's share of the contractual joint venture's net assets.

Cash and cash equivalents

Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and that are subject to an insignificant risk of changes in value.
Cash and cash equivalents are carried in the balance sheet at cost. For the purposes of the cash flow statement, cash and cash equivalents comprise cash on hand, bank balances and time deposits within three months of maturity when acquired.

Property, plant & equipment

Property, plant & equipment except investment properties is stated at cost less accumulated depreciation and any impairment losses.
The cost of an asset comprises its purchase price and any directly attributable cost of bringing the asset to its working condition and location for its intended use. Expenditure incurred after the asset has been put into operation, such as repairs and maintenance and overhaul costs, is normally charged to the profit and loss account in the year in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the

Positive goodwill arising on consolidation represents the excess of the cost of the acquisition over the Group's share of the fair value of the identifiable assets and liabilities acquired. In respect of subsidiaries:

For acquisitions before January 1, 2001, positive goodwill is eliminated against reserves.
For acquisitions on or after January 1, 2001, positive goodwill is amortized on a straight-line basis over its estimated useful life. Positive goodwill is stated in Consolidated Balance Sheet at cost less any accumulated amortization and any impairment losses.

On disposal of a subsidiary, any attributable amount of purchased goodwill not previously amortized through the Consolidated Income Statement or which has previously been dealt with as a movement on group reserves is included in the calculation of the profit or loss on disposal.

Subsidiaries

A subsidiary is an enterprise in which the Company, directly or indirectly, holds more than half of the issued share capital, or controls more than half of the voting power, or where the Company controls the composition of its board of directors or equivalent governing body.

Investments in subsidiaries are included in the Company's balance sheet at cost less provision, if necessary, for impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

Subsidiaries not consolidated

In the consolidated balance sheet the unconsolidated subsidiaries are recorded at cost less provision for impairment losses. The consolidated income statement reflects the Group's share of the results of operations of the subsidiaries.

Investments in subsidiaries excluded from consolidation are stated at cost less provision for any impairment losses and the results of the subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

Associates

An associate is a company over which the Group is in a position to exercise significant influence, but not control, through participation in the financial and operating policy decisions of the investee.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2003

1.GENERAL

Shenzhen Special Economic Zone Real Estate and Properties (Group) Co., Ltd. (the " Company") was incorporated in January 1980 in the People's Republic of China (the "PRC") and was reorganized as a joint stock limited company in July 1993. A and B shares were issued by the Company in September 15, 1993 and January 10, 1994 respectively.

The Company and its subsidiaries (the " Group") are principally engaged in property development, investment and management, hotel operations, construction, fitting-out, equipment installation and maintenance, retail operations and trading.

2.BASIS OF PREPARATION

The financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (" IFRS") issued by the International Accounting Standards Board under the historical cost basis except for the revaluation of investment properties. The accounting policies adopted by the Company under IFRS differ from the accounting policies used in the financial statements of the Group which were prepared in accordance with Accounting Standards for Enterprise Business and Accounting Systems for Enterprise Business in the PRC. Adjustments to restate the results of operations and the net assets in compliance with IFRS will not be taken up in the accounting books of the companies in the Group. Details of impacts of such adjustments on the net assets as at 31 December 2003 and net profit for the year then ended are included in note 36 to the financial statements.

3.PRINCIPAL ACCOUNTING POLICIES

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to 31 December each year. The results of subsidiaries acquired or disposed of during the year, if any, are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate. The results of operations of subsidiaries are included in the consolidated income statement and the share attributable to minority interests is excluded from the consolidated net profit. All significant intercompany transactions and balances within the Group have been eliminated on consolidation.

Goodwill

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2003

	Share capital RMB'000	Capital reserve RMB'000	Cumulative translation reserve RMB'000	General reserve RMB'000	Staff welfare fund RMB'000	Accumulated losses RMB'000	Total RMB'000
Balance at December 31, 2001	1,011,660	686,234	10, 164	326,094	115,594	(1,303,591	846,155
Profit for the year						33,863	33,863
Transfer			(110)	(322,777)		322,777	--
Others		74					(36)
Balance at December 31, 2002	1,011,660	686,308	10.054	3,317	115,594	(946,951	879,982
Prior year adjustment (see note 35)						93,742	93,742
Profit for the year			(28)			33,607	33,607
Others							(28)
Balance at December 31, 2003	1,011,660	686,308	10, 026	3,317	115,594	(819,602	1,007,303

PRC laws and regulations require PRC companies to provide statutory reserves. General reserve is appropriated at 15% and staff welfare fund at within 10% from net profits after taxation as reported in the financial statements prepared under the Accounting Standards for Business Enterprises of PRC. Provision for the general reserve ceases when the accumulated general reserve amounts to 50% of the share capital. All statutory reserves, including the general reserve fund and staff welfare fund, are for specific purposes and are not distributed in the form of cash dividends.

The Company declares dividends based on the lower of net profit after appropriation to reserves as reported in the financial statements prepared under the Accounting Standards for Business Enterprises and Accounting Systems for Business Enterprises in PRC and as reported in the financial statements prepared under IFRS. For the year ended December 31, 2003, the directors have not declared any dividends to its shareholders.

CONSOLIDATED CASH FLOW STATEMENT

FOR THE YEAR ENDED DECEMBER 31, 2003

	Note	2003 RMB'000	2002 RMB'000
OPERATING ACTIVITIES			
Cash received from sales of goods or rendering of services		984,417	785,711
Other cash received relating to operating activities		141,462	119,832
Cash paid for goods and services		(689,368)	(501,553)
Cash paid to and on behalf of employees		(95,848)	(109,570)
Taxation paid		(47,726)	(103,209)
Cash paid relating to other operating activities		(104,574)	(113,329)
Interest paid		(49,062)	(110,087)
Net cash from /(used in) operating activities		139,301	(32,205)
INVESTING ACTIVITIES			
Cash received from disposal of investments		35,633	322,250
Dividends received and interest received		11,849	23,305
Net cash received from the sale of fixed assets, intangible assets and other long-term assets		9,215	397
Cash paid to acquire fixed assets, intangible assets and other long-term assets		(12,894)	(11,485)
Cash paid to acquire investments		--	(1,800)
Net cash from investing activities		43,803	332,667
FINANCING ACTIVITIES			
Proceeds from borrowings		686,263	728,688
Repayments of borrowings		(797,000)	(1,078,934)
Dividends paid		--	(15,594)
Net cash used in financing activities NET		(110,737)	(365,840)
INCREASE / (DECREASE) IN CASH AND CASH EQUIVALENTS		72,367	(65,378)
Cash and cash equivalents at beginning of year	29	103,132	168,510
Cash and cash equivalents at end of year	29	175,499	103,132

CONSOLIDATED BALANCE SHEET

AT DECEMBER 31, 2003

	Note	2003 RMB'000	2002 RMB'000
ASSETS			
Non-current assets			
Property, plant & equipment	11	210,521	271,241
Investment properties	12	628,861	628,410
Non-consolidated subsidiaries	13	56,127	144,430
Associates	14	21,147	13,871
Contractual joint ventures	15	168,982	162,231
Long term investments	16	58,599	58,835
Intangible assets	17	707	1,459
Land held for development	18	56,585	42,753
		1,201,529	1,323,230
Current assets			
Properties under development for sale	19	644,978	716,067
Completed properties for sale	20	206,207	242,100
Inventories	21	41,050	36,093
Short term investments	22	3,608	2,951
Accounts receivable		170,035	122,211
Prepayments, deposits and other debtors		46,727	51,903
Cash and bank balances		262,809	249,341
		1,375,414	1,420,666
Current liabilities			
Customers' deposits		210,555	190,913
Accounts payable and accrued expenses	23	493,823	680,773
Dividends payable	24	138,764	138,764
Tax payable	25	4,251	6,063
Bank loans	27	677,007	834,762
		1,524,400	1,851,275
Net current liabilities		(148,986)	(430,609)
Total assets less current liabilities		1,052,543	892,621
Non-current liabilities	26	(53,072)	(18,818)
Minority interests		7,832	6,179
NET ASSETS		1,007,303	879,982
CAPITAL AND RESERVES			
Share capital	28	1,011,660	1,011,660
Reserves		(4,357)	(131,678)
		1,007,303	879,982

The notes on pages 6 to 33 form part of these financial statements.

Approved and authorized for issue by the board of directors on April 27, 2004

DIRECTOR DIRECTOR

CONSOLIDATED INCOME STATEMENT

FOR THE YEAR ENDED DECEMBER 31, 2003

	Note	2003 RMB'000	2002 RMB'000
Turnover	4	933,935	724,776
Cost of sales		(730,471)	(578,491)
Gross profit		203,464	146,285
Other operating income		16,726	40,179
		220,190	186,464
General and administrative expenses		(124,213)	(165,089)
Other operating expenses		(26,976)	(29,319)
Profit / (loss) from operations	5	69,001	(7,944)
Finance costs	8	(49,062)	(110,087)
Share of profits / (losses) of non-consolidated subsidiaries, associates, and contractual joint ventures		14,860	(27,302)
Gain from the disposal of contractual joint venture		--	180,343
Profit before taxation		34,799	35,010
Taxation	9	(2,445)	(1,723)
Profit after taxation		32,354	33,287
Minority interests		1,253	576
Net profit for the year		33,607	33,863
Earnings per share			
Basic	10	RMB0.03	RMB0.03
Diluted	10	N/A	N/A

REPORT OF THE AUDITORS
TO THE SHAREHOLDERS OF
SHENZHEN SPECIAL ECONOMIC ZONE REAL ESTATE & PROPERTIES (GROUP) CO., LTD.

(Incorporated in the People's Republic of China with limited liability)

We have audited the accompanying consolidated balance sheet of Shenzhen Special Economic Zone Real Estate & Properties (Group) Co., Ltd. (the " Company") and its subsidiaries (the "Group") as of December 31, 2003 and the related consolidated statements of income, cash flows and changes in equity for the year then ended. These financial statements set out on pages 2 to 33 are the responsibility of the Group's management. It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion solely to you and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2003 and of the results of operations and cash flows of the Group for the year then ended in accordance with International Financial Reporting Standards.

Moore Stephens Shenzhen Nanfang Minhe
Certified Public Accountants
April 27, 2004

X. FINANCIAL REPORT

(Financial report and auditor's report are attached hereafter.)

XI. DOCUMENTS FOR REFERNECE

1. The financial statement carried with signatures and seals of the legal representative, the person in charge of accounting work, and the person in charge of accounting institution.
2. The original of auditors' report carried with seal of Certified Public Accountants as well as signatures and seals of certified public accountants.
3. Originals of all documents and manuscripts of public notices that had been disclosed in China Securities, Securities Times and Ta Kung Pao in the report year.

Board of Directors of
SHENZHEN SPECIAL ECONOMIC ZONE
REAL ESTATE & PROPERTIES (GROUP) CO., LTD.
Apr. 30, 2004

IX. SIGNIFICANT EVENTS

I. Significant lawsuit and arbitration

Concerning the significant lawsuits and arbitrations interfered with the Company in the report period, please read Note VIII in financial statements.

II. Sale of assets of the Company in the report period

The Company finished the transfer of "Wuhan No. 1 Town" of the share-controlling subsidiary of the Company, Xinfeng Property Development Construction (Wuhan) Co., Ltd. in Apr. 2003. Relevant information was disclosed in Annual Report 2002, the 1st Quarterly Report of 2003 and the public notice of the Board of Directors dated July 19, 2003. The transfer had no small influence on the consistency of business, the stability of management team, the last and current gains or losses.

III. For related transactions of the Company in the report period, please refer to Note VII in financial statement.

IV.In the report year, the Company had neither signed any significant contract of trusteeship, contracting, leasing and etc., nor contract of guarantee for external parties and entrusting financing.

V. The Company or shareholders holding over 5% of the total shares had no promised event in the report year or promised event carried down to the report year.

VI. The Company engaged Shenzhen Nanfang Minhe Certified Public Accountants in charge of the annual audit of the Company of 2003. The Certified Public Accountants has provided annual audit of the Company of 2001 and 2002. According to agreement, the Company will pay audit expense of RMB 0.88 million to Shenzhen Nanfang Minhe Certified Public Accountants.

VII. For other significant events, please refer to Note X in financial statement.

Ⅷ. REPORT OF THE SUPERVISORY COMMITTEE

In 2003, in order to carry through Company Law and Articles of Association of the Company, the Supervisory Committee honestly implemented the duties of supervision stated in laws and regulations, seek the truth from facts and creatively carried out work according to the work policy of "being able to supervise, being brave to supervise and being skilled to supervise". In the report period, the Supervisory Committee attended the meetings of the Board of Directors as non-voting delegates, periodically examined the operation and running of the Board of Directors and the Company, asked and supervised over the significant operation activities of the Company, strengthened the supervision of the legal right and interest of the shareholders, played a better role in internal supervision and binding and pushed the health development of the legal person administration structure of the Company.

I. Meetings of the Supervisory Committee

1. The 1st meeting was held on Jan. 28, 2003 and unanimously elected Zhuang Chuanghui as Chairman of the 4th Supervisory Committee.
2. The 2nd meeting was held on Apr. 15, 2003 and examined and approved Annual Report 2002 of the Company and Work Report of the Supervisory Committee in 2002.
3. The 3rd meeting was held on June 30, 2003 and researched the information disclosure problem in transfer of Wuhan No.1 Town.
4. The 4th meeting was held on Aug. 26, 2003 and examined and approved Semiannual Report 2003 of the Company and its Summary.

In addition, the Supervisory Committee attended the Board of Directors as non-voting delegates four times and attended the Shareholders' General Meeting two times.

II. Independent opinion of the Supervisory Committee

1. The Company operated according to Company Law and Articles of Association of the Company in 2003. The internal management was perfect, the business operation is normative and the procedure of decision-making was legal. The directors and senior executives such as members of operation team had no behaviors of breaking laws and principles and obviating the interest of the Company and the shareholders when implementing duties. The Board of Directors patiently implemented the resolutions of the Shareholders' General Meeting and the level of decision-making had a clear improvement. But the strength of the operation and management of the Company needs to be strengthened further.
2. Taking financial supervision as core and combining the supervision of enterprise's financial status and implementation of state laws, the Supervisory Committee patiently checked the financial system of the Company and financial status and strengthened the audit management of financial and accounting. The Supervisory Committee believed that the financial structure status of the Company in 2003 was legal.

   In the report period, the unqualified auditor's report issued by Nanfang Minhe Certified Public Accountants was true and accurate and reflected objectively the financial status and operation result of the Company.
3. In the report period, the Company disposed the purchase and sale of assets according to relevant state regulations, obeying the principle of fairness, equivalence and reasonableness and patiently audited, issued opinion after assessment and ensured the reasonable price basis by agent institutions. There found neither internal transaction nor behaviors of damaging right and interest of partial shareholders or causing the assets run-off.

V. Routine work of the Board of Directors

(I) Meetings and content of resolutions of the Board of Directors in the report year

Holding of the Board of Directors in 2003 is as follows:

1. The 1st meeting is held in the meeting room of Group Company on Jan. 28. 10 directors were present at the meeting and the meeting elected Chairman of the 1st Board of Directors and examined the proposal on engagement of senior executives.

   Relevant resolutions of the Board of Directors were published on Securities Times, China Securities Times and Ta Kung Pao dated Jan. 29.

2. The 2nd meeting was held on Apr. 15 and 10 directors were present at the meeting. The meeting examined and approved "Annual Report 2002 of A-share and B-share and Summary and Profit Distribution Proposal 2002".

   Relevant resolutions of the Board of Directors were published on Securities Times, China Securities Times and Ta Kung Pao dated Apr. 19.

3. The 3rd meeting was held on May 30 and 10 directors were present at the meeting. The meeting examined and approved Proposal on Relevant Events of Holding the Shareholders' General Meeting and Proposal on Amendment of Articles of Association of the Company.

   Relevant resolutions of the Board of Directors were published on Securities Times, China Securities Times and Ta Kung Pao dated May 31.

4. The Board of Directors examined the 1st Quarterly Report of 2003 by means of communication on Apr. 15.

5. The Board of Directors examined Semiannual Report of 2003 by means of communication on Aug. 25.

   Relevant resolutions of the Board of Directors were published on Securities Times, China Securities Times and Ta Kung Pao dated Aug. 27.

(II) Implementation of resolutions of the Shareholders' General Meeting by the Board of Directors

The 10th Shareholders' General Meeting of the Company formed resolutions on profit distribution 2002 and engagement of independent directors and the Board of Directors strictly executed the aforesaid resolutions according to the authorization of the Shareholders' General Meeting. In the report period, the Company has neither proposal on profit distribution and transfer from capital public reserve into share capital nor share allotment and issuance of new shares.

VI. Profit distribution preplan in this year

The Company calculated as the domestic accounting rule in 2003. The net profit audited as the domestic accounting rule and international accounting rule was respectively RMB 11,351,725 and RMB 33,607,000. The distributable profit was RMB 916,588,313. As discussed and decided by the Board of Directors of the Company, the Company has no profit distribution for 2003.

VII.The newspapers designated for information disclosure by the Company remained unchanged. Domestic newspapers were Securities Times and China Securities and overseas newspaper was Ta Kung Pao.

emphasize on the following tasks in the new year:

1. Really consolidating the development scale and capability so as to found a solid foundation for the Company's sustainable development

Along with the accomplishment of basic clearing of investment projects outside the city, the emphasis of the operating work in the future would be put in the recovery and enhancement of scale of development investment in real estate so as to ensure its position of main operations and main sources of profits. In 2004, the Company would accomplish the development and sales of Xinghu Garden and Bitong Haiyuan as scheduled and speed up the development in projects in Huangpu, Guangzhou and Jinye Island, Shantou.

Constructions in progress:

(1) Xinghu Garden in Nigang: Locating in Nigang Road, Luohu District, Shenzhen with occupation area amounting to 12,112 sq. m. and construction area amounting to 54,000 sq. m.. It included two high houses with 28 floors and one relatively high house with 12 floors. In the report period, the high houses were accomplished its main body of 18 floors. At present, the construction progress was normal and it was predicted that it would be accomplished and sold as scheduled within year 2004.

(2) Bitong Haiyuan (The former Binhai Building): Locating in cross between Wutong Mountain and Binhai Road, Yantian District, Shenzhen with occupation area amounting to 5,314 sq. m. and construction area amounting to 49,021 sq. m.. It included two high houses with 29 floors. In the report period, the main body was accomplished. At present, the construction progress was normal and it was predicted that it would be accomplished and sold as scheduled within year 2004.

2. Reinforcing the liquidization of stock assets and improving the cash flow position

The Company would further reinforce the sales, reduce the stock as much as possible and try hard to enhance the assets turnover. At the same time, the Company would strengthen the lease of property and adopt workable measures to reduce the property vacancy rate and enhance the recovery rate of contract rental based on carrying out sales optimization. The Company would further speed up the transfer and disposal of stock projects based on gaining achievements in liquidization of stock assets in last year. The Company would emphasize on reinforcing the implementation of recovering lawsuits, reduce the quantity of accounts receivable and try hard to avoid the losses from lawsuits.

3. Properly reinforcing the financing and effectively using the financial lever

Considering the capital need of operating business and development trend of capital market, the Company would properly adjust the financing strategy and reasonably enlarge the loan scale so as to ensure the consolidation of development of main operations through the reasonable enlargement of credit scale.

4. Seriously reducing all expenses and expenditures and trying hard to strengthen the cost control

The Company would continue to implement all measures of cost control in the report period, enhance the profitability capability and level of main operations through enhancement of management level and improvement of cost control mechanism, especially further reinforce the planning demonstration and design inspection of new development projects, carry out the cost control to the whole flow of development work and emphasize on the prophase control and dynamic supervision.

Shanghai Real Estate Development Company in the last year. In the year, the Company cancelled out the amount due to whole transfer of equity and credit of this company.

② "Transferred-back amount of provision for price falling of inventoriesTransferred-out amount for other reasons" was the originally appropriated provision for price falling of inventories cancelled caused by whole transfer of inventories by Xinfeng Real Estate Development Construction (Wuhan) Co., Ltd. in the year, where the Company held 55% equity.

(II) Ended Dec. 31, 2003, the total liability of the Group was RMB 1,615.26 million, a decrease of 14.1%, namely RMB 265.07 million, than that amounting to RMB 1,880.33 million at the beginning of the year with details mainly as follows:

① Decrease of RMB 122.75 million in long-term and short-term loans of banks.

② Decrease of 67% in long-term payables, which was mainly because that the Company has conducted financial disposal on Guangzhou Suixin Real Estate Company due to its expiration on cooperative operating term in the report period.

③ According to the provisions in Item XIV in Circular on Implemented Decision of Reinforcing Land Market Management and Further Liquidizing and Standardizing Real Estate Market (Hereinafter referred to as Decision) released by Shenzhen Planning and Land Resources Bureau on Aug. 7, 2001 with SGT [2001] No. 314 document, in Item XV of Decision, about land value-added expense in the 2nd and 3rd graded market of real estate, it will not be turned back for those has been turned in while it can be exempted for those to be turned in or owed. After accounts clearing, the Company confirmed book balance of "Other payablesLand value-added expense" amounting to RMB 93,742,251.23, which was land value-added expense appropriated by the Company in previous years. Since the on account has not changed for several years, according to the said regulations, the said land value-added expense can be confirmed as no payment any more. Thus, the Company transferred it into capital reserve and adjusted the amount at the beginning of the year in comparative accounting statements by adopting retroactive adjustment method.

(III) Ended Dec. 31, 2003, the shareholders' interests of the Group were RMB 1,139.38 million, an increase of 1.11%, namely RMB 12.55 million, than that amounting to RMB 1,126.83 million at the beginning of the year, which was capital reserve increased by adjustment of net profit and accounts payable that can not to be paid in the period.

IV. Business plan of the Company in the new year

In the new year, the Company would correctly understand and treat the reform measure of retreat in state-owned shares in companies and reinforced the operating work concretely; actively dig the potential of exiting resources, ensure the development progress of constructions in progress and try hard to strive for new projects to consolidate the core business; further speed up the liquidization of deposit assets and overcome all difficulties to realize the realization of assets; continue to reinforce the cost control and enhance operating management efficiency so as to ensure the accomplishment of all planned operating indexes and strive for enhancing the management level and operating achievements of the enterprise as a whole as much as possible to return the vast shareholders. Thus, the Company would

For the details of projects invested with the proceeds not raised through shares offering and their progresses.

III. Financial position in the report period

(I) Ended Dec. 31, 2003, the total assets of the Group was RMB 2,746.81 million, a decrease of 8.5%, namely RMB 254.18 million, than that amounting to RMB 3,000.99 million at the beginning of the year with reasons of changes as follows:

1. Current assets was RMB 2,109.36 million, a decrease of 5.3%, namely RMB 118.17 million, than that amounting to RMB 2,227.53 at the beginning of the year, which was mainly due to the decrease in other receivables and inventories, of which:

① In the period, balance of other receivables decreased by 34.84% over the last period and provision for bad debts decreased by 31.07% over the last period, which was mainly because that the Company transferred out the equity and credit of Shenzhen SPG Shanghai Real Estate Development Company, resulting in the decrease in balance of credit amounting to RMB 148.92 million and provision for bad debts amounting to RMB 103.92 million to this company.

②In the report period, decrease in inventories was mainly because that the Company transferred the land in the project of Wuhan. The original book balance in the said land was RMB 227.83 and provision for losses in price falling of inventories amounting to RMB 113.64 million.

2. Long-term investment was RMB 246.10 million, a decrease of 21.29%, namely RMB 66.56 million, than that amounting to RMB 312.66 million at the beginning of the year, which was mainly because that:

① Since Ronghua Electric Engineering Co., Ltd. and Xinfeng Property Transaction Appraisal Co., Ltd. implemented the restructure of shares held by internal employees, the equity of these two companies held by the Company decreased.

② Since Guangzhou Suixin Real Estate Company was cleared due to expiration of its cooperative operating term in the report period, the Company has withdrawn the investment from the said company.

③ Since the Company planned to transfer the equity of Beijing Xinfeng Real Estate Development and Operation Co., Ltd. in the previous years and did not consolidate it. However, in the year, since the Company changed to transfer the assets of this company, the Company increased to consolidate its accounting statements in the year.

3. Fixed assets totally amounted to RMB 328.67 million, a decrease of RMB 81.32 million than that amounting to RMB 409.99 million at the beginning of the year, which was mainly because that partial housing constructions were transferred into inventories and depreciation of fixed assets was appropriated in the period.

4. Intangible assets was RMB 57.29 million, an increase of 29.59%, namely RMB 13.08 million, than that amounting to RMB 44.21 million at the beginning of the year, which was supplemental input into land of Jinye Island, Shantou by the affiliated Shantou Hualin Property Development Co., Ltd..

5. In list of impairment loss of assets:

① RMB 103.92 million in " Transferred-back amount of provision for bad debts in the periodtransferred-out amount for other reasons" amounting to RMB 105.60 million was the provision for bad debts appropriated by the Company to its subsidiary called Shenzhen SPG

List of Income from the Top Five Customers

Customers	Amount (RMB)
Liu Mubiao etc.	40,406,235.00
Zheng Yide etc.	26,599,999.00
Zengcheng Xintang Golden Spinning Garments Co., Ltd.	31,672,452.97
Shenzhen Jiadeli Garments Manufacture Co., Ltd.	33,056,032.93
Dongguan Decheng Electronics	37,463,038.86
Total	169,197,758.76

(IV) Problems and difficulties in the operation and their solutions

The Company's main problems existing in the operation in the report period was that profitability capability was relatively low. Though the income and profit from main operations realized in the report period increased by a great margin compared with the last year, earnings rate of net assets was only 1%. The main problems faced were: Firstly, assets fluidity was not strong with relatively low turnover rate and relatively intense assets. Secondly, land reserve was not enough; development and sales scale of new projects was relatively small; profit rate of new projects was relatively low. Thirdly, liquidization of deposit assets was relatively large; the cost of overstock buildings and deposit projects was relatively high; losses from liquidization of assets impacted relatively large influence on the Company's achievements; fourthly, financing condition in the real estate industry became more and more strict and difficulties in financing was enlarged, which impacted the sustainable development on the development business of main operations; fifthly, SARS epidemic impacted relatively great strike on the operation of such enterprises as commerce, trade, hotel and restaurant and food involved. The Company actively faced the said difficulties, timely adopted the effective replying measures and gained relatively obvious effects mainly through such means as improving liability structure and reducing the financial expense; effectively planning and using capital and speeding up the development of new projects; reinforcing the cost control and reducing the management expense; fully liquidizing deposit assets and reducing the burden of historical losses; strengthening property management and enlarging operating management responsibility and achievements assessment of enterprises involved etc.. In the report period, the Company's financial expense and management expense all decreased by a great margin; cash flow position was improved by a relatively great margin; income and profit from main operations all increased by a great margin; enterprises involved also basically overcame the influence of SARS epidemic; operating achievements kept steady basically; shareholders' interests increased somewhat.

II. Investments in the report period

(I) Use of the raised proceeds

In the report period, the Company had no raised or the use of the proceeds raised through previous shares offering continuing to the report period.

(II) The projects invested with the proceeds not raised through shares offering

Investment Co., Ltd..

(3)The revenue of construction and installment increased RMB 19,630,000 mainly because the revenue of the subsidiary, Zhentong Engineer Co., Ltd. increased.

(4)The revenue of property management increased RMB 2.02 million mainly because the business revenue of the subsidiary, Property Management Co., Ltd. increased.

(5)The revenue of hotels and eating service decreased RMB 5.54 mainly because the income from core business of the subsidiary Haiyan Hotel Co., Ltd. decreased compared with the same period of the previous year due to the effects of SARs.

(6) The revenue of commodity circulation increased RMB110.4 million, mainly because the export-import business of the subsidiaries, Shen Fang Department Store Co., Ltd. and Tax & Trade Co., Ltd. increased.

(7) The revenue of other industries increased

Profit from core business RMB 187.35 million, increased RMB 58.37 million, compared with the same period of the previous year RMB 128.98, an increase of 31.15%. The main reason was income from core business increased 28.65% compared with the same period of the previous year and the gross profit ratio increased 1.96% compared with the same period of the previous year.

3. In the report period, the Company's core business and its structure remained unchanged compared with the previous report period.

(II) Operations and achievements of main holding and share-holding companies of the Company (Unit: RMB)

Names of companies	Income from main operations	Total profit	Net profit
Shenzhen SP Department Store Co., Ltd.	269,325,724.81	-4,154,816.40	-4,154,816.40
Shenzhen SP Bonded Trade Co., Ltd	151,833,237.19	863,658.97	863,658.97
Shenzhen Huazhan Construction and Supervision Co., Ltd.	3,175,960.00	152,190.39	83,558.74
Shenzhen Zhentong Engineering Co., Ltd.	92,777,723.35	1,999,934.31	1,905,321.03
Shenzhen Petrel Hotel Co., Ltd.	11,993,595.37	-6,614,577.40	-6,452,207.69
Shenzhen SPG Bao'an Development Co., Ltd.	37,883,025.00	11,705,395.35	9,957,972.70
Shenzhen Special Economic Zone Real Estate (Group) Guangzhou Real Estate Co., Ltd.	1,574,368.00	101,646.86	67,819.15
America Great Wall Estate Co., Ltd	747,872.00	-490,876.00	-490,876.00
Shenzhen Digital Port Investment Co., Ltd.	5,480,813.96	-2,425,786.69	-2,377,924.06
Shenzhen Zhu Yuan Tong Mini-bus Rent Co., Ltd.	1,862,327.00	154,929.77	154,929.77
Shenzhen SP Parking Co., Ltd.	1,527,267.60	-20,113.29	-21,382.21
Shenzhen Estate Management Co., Ltd.	76,001,012.02	4,630,671.19	3,969,284.96
Xin Feng Property Co., Ltd.	36,765,201.72	-2,847,135.80	-2,847,135.80
Xin Feng Enterprise Co., Ltd.	7,310,294.29	2,888,920.52	2,888,920.52
Shenzhen SP Investment Co., Ltd.	-	-80,499.40	-80,499.40
Beijing Xinfeng Real Estate Development and Operation Co., Ltd.	22,143,460.45	-23,211,259.18	-23,211,259.18

(III) Sales of the top five customers

In the report period, total sales income from the top five customers was RMB 169,197,758.76, accounting for 17.58% in total income.

VII. REPORT OF THE BOABD OF DIRECTORS

I. Operation of the Company

(I) Scope of core business and status

1.The Company belongs to real estate industry and is engaged in the development of real estate and sales of commercial house, lease and management of property, construction decoration and installation, retail and trade of commodities and hotel and meal and eating service. According to the results audited by Shenzhen Planning and State Land & Resources Bureau, the Company ranked 43rd in the comprehensive development companies of Shenzhen in 2003. In the report period, the consolidated statements reflected an income from core business of RMB 962,380,000, which increased by RMB 214,330,000 compared with RMB 748,050,000 in the same period of the previous year, an increase of 28.65%; The total amount of profit was RMB 12.54 million, which decreased by RMB 2.65 million, an decrease of 17.45%; and the net profit was RMB 11.35 million, which decreased by RMB 2.69 million compared with the same period of the previous year, an decrease of 19.16%

2. Particulars about business of various industries: (Unit: RMB)

Industries	Operating Income		Operating Cost		Gross Profit	
	The amount in this year	The amount in the previous year	The amount in this year	The amount in the previous year	The amount in this year	The amount in the previous year
Real estate	324,939,204.42	218,666,854.34	217,504,777.08	163,795,154.91	107,434,427.34	54,871,699.43
House lease	76,850,372.81	91,246,445.62	27,335,775.02	32,453,744.99	49,514,597.79	58,792,700.63
Construction and Installment	92,777,723.35	73,147,158.43	83,084,763.59	64,070,801.35	9,692,959.76	9,076,357.08
roperty management	64,341,831.57	62,322,291.49	58,055,974.55	57,559,536.93	6,285,857.02	4,762,754.56
Travel, Hotels and Eating Service	11,993,595.37	17,527,905.98	13,562,670.34	14,009,990.78	(1,569,074.97)	3,517,915.20
Commodity Circulation	409,822,827.62	299,417,848.86	395,803,174.47	283,626,745.47	14,019,653.15	15,791,103.39
Others	16,713,905.32	12,518,977.38	3,728,866.96	3,506,018.71	12,985,038.36	9,012,958.67
Counteracting between each other among industries	35,055,907.4296	26,795,389.12	52,495,258.28	24,029,640.97	(17,439,350.86)	2,765,748.15
Total	2,383,553.04	748,052,092.98	746,580,743.73	594,992,352.17	215,802,809.31	153,059,740.81

Particulars about the income from core business of every industry:

(1) Real Estate industry increased RMB 106,270,000, mainly because:

The storefronts of the division of the group this year sold increased a lot and the houses sold payment of Nanyang Building and Xinhu Garden 2nd Period were carried forward;

Zhonghuan Garden 3rd Period, which belonged to the subsidiary Baoan Development Co., Ltd., was finished and the selling rate attained to 91%. The sales revenue of the whole year was carried forward RMB 37,880,000, increasing RMB 22.74 million compared with the same period of the previous year RMB 15.14 million.

(2) The revenue of house lease decreased RMB 14,400,000 due to the increase in lease revenue of the subsidiaries, Property Management Co., Ltd. and Parking Lot Co., Ltd. and Digital Port

VI.BRIEFINGS ON THE SHAREHOLDERS' GENERAL MEETING

I. In the report period, the Company held two Shareholders' General Meetings in the report year:

(I) The 2003 1st Provisional Shareholders' General Meeting of the Company was held in the meeting room on the 48/F of Shen Fang Plaza at 9:30AM dated Jan. 28, 2003. Director Mr. Chen Wuhua presided the meeting. Shareholder proxies, directors, supervisors and senior executives of the Company, and lawyers etc. attended the meeting. Three present shareholders and proxies attended the meeting, holding 74,3821,000 shares, taking 73.52% of the total share capital of the Company, including 74,382,1000 A shares respectively taking 73.52% of the total share capital of the Company. No B-share shareholder attended the meeting. The meeting examined and approved the following proposals:

1. Proposal on Amending the Articles of the Association of the Company;
2. Proposal on Expiration and Change of the Board;
3. Proposal on Expiration and Change of the Supervisory Committee.

The relevant resolutions of the Shareholders' General Meeting were published in Securities Times, China Securities and Ta Kung Pao dated Jan. 29, 2003.

(II) The 11th Shareholders' General Meeting of the Company was held in the meeting room on the 48/F of Shen Fang Plaza at 9:00AM dated Jun.30, 2003 on schedule. Chairman Shao Zhihe presided the meeting. Shareholder proxies, directors, supervisors, Chairman of the labor union, and senior executives of the Company, and lawyers etc. attended the meeting. One present shareholder attended the meeting, holding 743,820,000 shares, taking 73.52% of the total share capital of the Company, including 743,820,000 A shares respectively taking 73.52% of the total share capital of the Company. No B-share shareholder attended the meeting. The lawyer of Shenzhen Sinda Law Office witnessed the meeting and presented law opinion paper. The meeting examined and approved the following proposals:

1. Report of the Board 2002;
2. Fiancial Settlement Report 2002 and Profit Distribution Proposal 2002;
3. Report of the Supervisory Committee;
4. Proposal on the Allowance Standard of the Independent Directors;
5. Proposal on Revising the Articles of the Association.

The relevant resolutions of the Shareholders' General Meeting were published in Securities Times, China Securities and Ta Kung Pao dated Jul. 1, 2003.

II. The Shareholders' General Meeting on Jan. 28, 2003 approved proposal on the expiration of the Board and the Supervisory Committee. The newly elected Board composed of 10 members including Shao Zhihe, Chen Wuhua, Xu Zhenhan, Yao Ruisheng, Peng Naidian, Liang Song, Zhou Fushen, Ma Jianhua, Zheng Tianlun and Yang Shaojia etc.. The newly elected Supervisory Committee composed of 5 members including Zhuang Chuanghui, Gan Lu, Yu Fang, Wu Zhiyong, and Zhou Hong etc.. Chairman of the Supervisory Committee is Zhuang Chuanghui.

procedures for directors, supervisors and managers. Salary committee of the Company implemented performance evaluation for directors and executives. The Company engaged executives strictly according to relevant stipulations. The Company has established encouragement mechanism for executives that connect salary with the Company's performance and personal achievements.

6. Beneficiaries

The Company has been respecting the legal rights of creditors and other beneficiaries, cooperating with related beneficiaries actively so as to push the Company to develop in a healthy manner.

7. Information Disclosures and Transparency

The secretary of the Board of Directors is responsible for information disclosure; Strictly according to regulations of laws, legislations and Articles of Association, the Company carried out disclosure of sustained information, administrative information and information regarding shareholder's equity in real, accurate, complete and timely manner so as to ensure equal chance for all shareholders to obtain information.

(II) Implementation of Duties of Independent Directors

Independent directors could perform their duties according to relevant laws and regulations, safeguard the whole interest of the Company and the legal rights and interests of the medium and small shareholders, attend normally the Board of Directors of the Company and execute voting right and issue independent directors on engagement and disengagement of senior executives, transfer of significant assets and etc.

V. ADMINISTRATIVE STRUCUTRE

(I) Pursuant to PRC Company Law, Securities Law and relevant regulations released by CSRC, the Company has been standardizing its own operation, establishing and continually improving modern enterprise system. The Company has established a series of rules and systems including Articles of Association, Rules of Procedures of the Board of Directors and Rules of Procedures of the Supervisory Committee. The Company has also made self-inspection according to the Administrative Rules for Listed Companies jointly issued by CSRC and State Economy and Trade Commission. Details are as follows:

1. Shareholders and Shareholders' General Meeting

The Company could ensure all shareholders to fully implement their rights, enjoy equal status, and have right of participation and right of knowing facts regarding significant issues. Shareholders are entitled to protect their legal rights by legal means; Holding and voting of the Shareholders' General Meeting are standardized; Correlative transactions are fair and reasonable.

2. The controlling Shareholder and the Listed Company

The control shareholder performed its rights of investor according to law and did not damage the interest of the Company and other shareholders. The control shareholder has realized separation from the listed company in respect of personnel, assets and finance□Aand business and organization of the Company are independent.

3. Directors and the Board of Directors

The Company elected directors strictly according to the stated procedures in the Articles of Association, adopted accumulative voting system in election of directors; Directors could comply with relevant laws, legislations and Articles of Association, and could perform obligations in a loyal, honest and reliable manner; The number of the Board and the personnel composing are in line with relevant requirements; The Board of Directors could seriously perform the obligations as stated in relevant laws, legislations and Articles of Association; The Company has established standardized Rules of Procedures of the Board of Directors, and could hold the Board of Directors according to stated procedures□FThe Company has established independent director system.

4. Supervisors and the Supervisory Committee

The number of the members of the Supervisory Committee and the personnel composing are normative and reasonable; The Company has standardized Rules of Procedures of the Supervisory Committee, safeguarded the right of knowing facts of supervisors, and could provide necessary assistance to supervisors in their normal performing of obligations. The Supervisory Committee operated strictly in accordance with stated procedures, and meetings of the Supervisory Committee could be held regularly with normative meeting records.

5. Performance Evaluations and Encouragement and Binding Mechanism

The Company has established fair and transparent performance evaluation criteria and annual remuneration under RMB 100,000 respectively.

Director Yao Ruisheng and Xu Zhenhan drew their annual remuneration from Shareholding Company.

The Company elected two independent directors in June 2002; in 2003, independent directors received the annual allowance of RMB 36,000 (tax included), except for this, they did not draw other remunerations.

III. In Jan. 2003, the Company engaged the following senior executives: Chen Wuhua was engaged as General Manager; Luo Kunquan, Liang Song, Shen Yuesheng and Zhang Yue were respectively engaged as Deputy General Manager; Zhou Fushen was enegaged as Financial Supervisor Officer; Chen Ji was engaged as Secretary of the Board. In Aug. 2003, Luo Zichao was engaged as Deputy General Manager. In the report period, Supervisor Ms. Yu Fang died due to illness.

IV. Number of employees, professional/occupational composition, education background and retired employees

By the end of the year 2003, the Group had totally 2480 employees, including 1109 production personnel, 330 sales personnel, 461 technicians, 243 financial personnel and 337 administrative personnel. Among them, 262 undergraduates or above, 233 graduated from 3-years regular college, 309 from technical secondary school, 1676 from senior high school or below. The Company had 212 retirees.

IV. PARTICULARS ABOUT DIRECTORS, SUPERVISORS, SENIOR EXECUTIVES AND EMPLOYEES

I. About directors, supervisors and senior executives

Name	Title	Gender	Age	Office term	Shares held at the year-begin (share)	Shares held at the year-end (share)
Shao Zhihe	Chairman of the Board	Male	53	Jan. 2003-Jan. 2006	5000	5000
Chen Wuhua	Director, General Manger	Male	51	Jan. 2003-Jan. 2006	0	0
Zhuang Chuanghui	Chairman of the Supervisory Committee	Male	49	Jan. 2003-Jan. 2006	0	0
Zhou Daosheng	Chairman of the Labor Union	Male	57	Jan. 2003-	0	0
Yao Ruisheng	Director	Male	60	Jan. 2003-Jan. 2006	0	0
Xu Zhenhan	Director	Male	51	Jan. 2003-Jan. 2006	0	0
Peng Naidian	Director	Male	55	Jan. 2003-Jan. 2006	0	0
Zhou Fushen	Director, Chief Financial Officer	Female	49	Jan. 2003-Jan. 2006	0	0
Liang Song	Director, Deputy General Manager	Male	40	Jan. 2003-Jan. 2006	0	0
Ma Jianhua	Director	Male	39	Jan. 2003-Jan. 2006	0	0
Zheng Tianlun	Independent Director	Male	68	Jun. 2002-Jun. 2005	0	0
Yang Shaojia	Independent Director	Male	71	Jun. 2002-Jun. 2005	0	0
Luo Kunquan	Deputy General Manager	Male	48	Jan. 2003-Jan. 2006	0	0
Shen Yuesheng	Deputy General Manager	Male	44	Jan. 2003-Jan. 2006	0	0
Zhang Yue	Deputy General Manager	Male	45	Jan. 2003-Jan. 2006	0	0
Luo Zichao	Deputy General Manager	Male	43	Aug. 2003-Aug. 2006	0	0
Zhou Hong	Supervisor	Female	36	Jan. 2003-Jan. 2006	0	0
Gan Lu	Supervisor	Male	44	Jan. 2003-Jan. 2006	0	0
Wu Zhiyong	Supervisor	Male	32	Jan. 2003-Jan. 2006	0	0
Chen Ji	Secretary of the Board	Male	32	Jan. 2003-Jan. 2006	0	0

Note: 1. Director Yao Ruisheng and Xu Zhenhan took the position in Shenzhen Construction Investment Holdings Corp., the controlling shareholder of the Company.

II. Annual remuneration

The Company carried out Annual Remuneration System on directors, supervisors and senior executives. The amount of annual remuneration of Chairman of the Board and Genera Manager is checked and ratified by the Municipal the relevant department, while the annual remuneration of other senior executives is determined by the Company according to the relevant system.

In 2003, the Company paid the annual remuneration of RMB 1.97 million to directors, supervisors and senior executives. The total amount of annual remuneration of the top three directors drawing the highest payment was RMB 510,000; the total amount of annual remuneration of the top three senior executives drawing the highest payment was RMB 450,000. Of them, 4 enjoy the annual remuneration over RMB 150,000 respectively; 9 enjoy the annual remuneration between RMB 100,000 to RMB 150,000 respectively; 2 enjoy the

(2) Ended Dec. 31, 2003, the Company had only a shareholder holding over 5% of shares of the Company, namely Shenzhen Construction Investment Holdings Corp.. The share held by Shenzhen Construction Investment Holdings Corp. has neither change nor freezing or pledging.

Name list of the top ten shareholders of the Company (Ended Dec. 31, 2003)

Number	Name of shareholders	Holding shares (0'000 Share)	Proportion in total shares (%)
1	SHENZHEN CONSTRUCTION INVESTMENT HOLDINGS CORP.	74,382.00	73.5247
2	BOSHI YUFU SECURITIES INVESTMENT FUNDS	95.30	0.0942
3	SKANDIA GLOBAL FUNDS PLC	84.22	0.0832
4	CHU KOON YUK	72.00	0.0712
5	SHUM YIP KWAN WING DEVELOPMENT LTD	62.36	0.0616
6	LAI KONG SUNG	62.11	0.0614
7	ORE BURNS □]AUSTRALIA□^PTY LIMITED	60.00	0.0572
8	PUFENG SECURITIES INVESTMENT FUNDS	57.88	0.0572
9	YANG YAOCHU	44.00	0.0435
10	BEST RELIANCE INVESTMENTS LTD	37.22	0.0368

Note: The No. 1 shareholder holds shares on behalf of the State; the No. 2 and No. 8 are shareholders of circulation A-share; the rest are shareholders of circulation B-shares. Among the top ten shareholders, the Company is unknown whether there exists associated relationship or not.

(3) Ended Dec. 31, 2003, only Shenzhen Construction Investment Holdings Corp. (Construction Investment Holdings) held over 10% of total shares of the Company. Construction Investment Holdings was founded in 1996, whose registered capital was RMB 1.5 billion, and legal representative was Zhang Yijun. It was mainly engaged in the general contracting of industrial and civil building projects, construction and design of general industrial and civil building projects; management of land site, operation of commercial housing, development of real estate, foreign economic and technical cooperation, import and export, etc. Its concurrent business scope includes contracting the installation/erection of equipment, electrical equipment, instruments and meters of big industrial construction projects, installation of big integrated production equipment; labor services and training for construction of municipal works; investment and property management, etc.

(4) In the report period, the controlling shareholders of the Company remained unchanged.

III. PARTICULARS ABOUT DIRECTORS,SUPERVISORS, SENIOR EXECUTIVES AND EMPLOYEES

I. Changes in Share Capital (Ended Dec. 31, 2003)

	Before the change	Changes (+ / -) in report year: Rationed shares	Capitalization of share capital	Additional shares	Others	Sub-total	After the change
I. Unlisted shares							
I. Sponsors' shares							
Including:							
State-owned shares	743,820,000	743,820,000					743,820,000
Domestic legal person's Shares							
Foreign legal person's Shares							
Others							
2. Legal person shares placed							
3. Inner employees' shares	743,820,000	743,820,000					743,820,000
4. Preference shares or others							
Including:Transferred/allotted shares							
Total unlisted shares							
II. Listed shares							
1. RMB ordinary shares	147,840,000	147,840,000					147,840,000
2. Domestically listed foreign shares	120,000,000	120,000,000					120,000,000
3. Foreign shares listed abroad							
4. Others							
Total shares in circulation	267,840,000	267,840,000					267,840,000
III. Total	1,011,660,000	1,011,660,000					1,011,660,000

II. Issuance and listing of shares

(1)Over the past three years ended the report period, the Company issued neither new shares nor derived securities.

(2) In the report period, the Company had never been involved in such activities as bonus shares, capitalization of share capital, rationed share and additional issuance of new shares and the total number of shares and share capital structure remained unchanged.

(3) The Company's inner employees' shares were listed for trading through approval dated Aug. 26, 1994. At present, the Company has no inner employees' shares.

III. About shareholders

(1) Ended Dec. 31, 2003, the Company had totally 112,605 shareholders, including 89,254 ones of A-share and 23,351 ones of B-share.

II. SUMMARY OFF INANCIAL HIGHLIGHT AND BUSINESS HIGHLIGHT

(I)

In RMB'000

Total profit as of the year 2003	33,A354
Net Profit	33,607
Gross profit	203,464
Profit from operations	69,001
Other income	16,726
Net increase cash flows arising from operating activities	139,301
Net increase/decrease in cash and cash equivalents	72,367

Difference between A-share and B-share:
Impact on net profit and net assets due to IAS and the relevant adjustments:

	Net profit RMB'000	Net assets RMB'000
As reported according to International Financial Reporting Standards	33,607	1,007,303
Reversal of depreciation and amortization charges in investment properties	(16,998)	(71,380)
Adjustment for market value of short-term investments	(627)	(1,903)
Timing difference in recognition of expenses accrued in previous year	(2,006)	(2,217)
Difference in recognition of cost of fixed assets	-	202,149
Goodwill arising from acquisition of subsidiaries	(1,397)	5,696
Others	11,352	1,139,382
As reported under Chinese Accounting Standards for Business Enterprises	(1,227)	(266)

(II) Major accounting data and financial indexes over the past three years:

	2003	2002	2001
Income from core business (RMB'000)	933,935	724,776	593,660
Gross profit (RMB'000)	203,464	146,285	199,965
Net profit	33,607	33,287	(498,295)
Total assets (RMB'000)	2,576,943	2,743,896	3,205,534
Net assets (RMB'000)	1,007,303	879,982	864,115
Earnings per share (RMB)	0.03	0.03	(0.49)
Net assets pet share (RMB)	0.99	0.87	0.85
Net cash flows per share arising from operating activities (RMB)	0.14	-0.03	-0.04
Return on equity (%)	3.31	3.98	-57.67

(III). Changes in shareholders' equity in the report period and the reasons

Items	Share capital (0'000 share)	Capital reserve (RMB 0'0000)	Surplus reserve (RMB 0'000)	Including: public welfare funds (RMB 0'0000)	Retained profit (RMB 0'000)	Foreign currency translation reserve (RMB 0'000)	Total (RMB 0'000)
Amount at the period-begin	101,166	95,543.14	11,891.07	11,559.44	-92,794.00	-3,123.00	112,683.20
Increase in this period	0	122.65.	0	0	1,135.17	2.81	1,257.82
Decrease in this period	0	0	0	0	0		2.81
Amount at the period-end	101,166	95,665.79	11,891.07	11,559.44	-91,658.83	-3,125.81	113,938.21
Reason for change		Increase of reserve for equity investment			Profit realized as of year 2003		

I. COMPANY PROFILE

1. Legal Name of the Company

   In Chinese:深圳经济特区房地产(集团)股份有限公司

   In English: SHENZHEN Special Economic Zone Real Estate & Properties (Group) Co., Ltd.

   Short Form in Chinese: 深房集团

   Short Form in English: SPG

2. Legal Representative: Shao Zhihe

3. Secretary of the Board of Directors: Chen Ji

   Securities Affairs Representative: Tu Zhigang

   Contact Address: 47/F, SPG Plaza, Renmin South Road, Shenzhen

   Tel.: (0755) 82293000-4718, 4715

   Fax: (0755) 82294024

   E-mail: spg@163.net

4. Registered Address: 47/F, SPG Plaza, Renmin South Road, Shenzhen

   Office Address: 45/F-48/F, SPG Plaza, Renmin South Road, Shenzhen

   Post Code: 518001

   E-mail: spg@163.net

5. Newspapers for Disclosing the Information:

   Domestic: China Securities

   Overseas: Ta Kung Pao

   Internet Website Designated by CSRC for Publishing the Annual Report:

   http://www.cninfo.com.cn

   The Place Where the Annual Report is Prepared and Placed: 47/F of SPG Plaza, Renmin South Road, Shenzhen

6. Stock Exchange Listed with: Shenzhen Stock Exchange

   Short Forms of the Stock: SHENSHENFANG A (Stock Code: 000029)

   SHENSHENFANG B (Stock Code: 200029)

7. Other Information of the Company

   Initial registration date: On Jan. 8, 1980

   Registration place: Shenzhen Municipal Administration Bureau for Industrial and Commerce

   Registration number of Business License: 4403011002426

   Registration number of Taxation: 440301192179585

   Name and address of Certified Public Accountant engaged by the Company:

   Name: Shenzhen Nanfang Minhe Certified Public Accountants

   Address: 8/F, Electronics Tech. Bldg., No. 2007, Shen Nan Middle Road, Shenzhen

CONTENTS

Ⅰ. COMPANY PROFILE	2
Ⅱ. SUMMARY OFF INANCIAL HIGHLIGHT AND BUSINESS HIGHLIGHT	3
Ⅲ. PARTICULARS ABOUT DIRECTORS,SUPERVISORS, SENIOR EXECUTIVES AND EMPLOYEES	4
Ⅳ. PARTICULARS ABOUT DIRECTORS,SUPERVISORS, SENIOR EXECUTIVES AND EMPLOYEES	6
Ⅴ. ADMINISTRATIVE STRUCUTRE	8
Ⅵ.BRIEFINGS ON THE SHAREHOLDERS' GENERAL MEETING	10
Ⅶ. REPORT OF THE BOABD OF DIRECTORS	11
Ⅷ. REPORT OF THE SUPERVISORY COMMITTEE	18
Ⅸ. SIGNIFICANT EVENTS	19
Ⅹ. FINANCIAL REPORT	20
Ⅺ. DOCUMENTS FOR REFERNECE	20

IMPORTANT NOTES

The Board of Directors of Shenzhen Special Economic Zone Real Estate & Properties (Group) Co., Ltd. (hereinafter referred to as the Company) hereby confirms that there are no important omissions, fictitious statements or serious misleading information carried in this report, and shall take all responsibilities, individual and/or joint, for the reality, accuracy and completion of the whole contents.

Chairman of the Board of the Company Shao Zhihe, General Manager Chen Wuhua and Director of Financial Dept. Chen Jincai hereby confirm that the Financial Report enclosed in the Annual Report is true and complete.

This report is written both in Chinese and English. Should there be any difference in interpretation of the text of the two versions, the Chinese version shall prevail.

SPC 深圳经济特区房地产（集团）股份有限公司

SHENZHEN SPECIAL ECONOMIC ZONE REAL ESTATE & PROPERITES(GROUP)CO.,LTD.

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